Confidential draft submitted on July 11, 2018

As filed with the Securities and Exchange Commission on                 , 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UPWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	46-4337682
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

441 Logue Avenue

Mountain View, California 94043

(650) 316-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephane Kasriel

President and Chief Executive Officer

Upwork Inc.

441 Logue Avenue

Mountain View, California 94043

(650) 316-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. Ran D. Ben-Tzur, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Brian Levey, Esq. Chief Business Affairs and Legal Officer Upwork Inc. 441 Logue Avenue Mountain View, California 94043 (650) 316-7500	Robert G. Day, Esq. Rezwan D. Pavri, Esq. Andrew T. Hill, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2018

PRELIMINARY PROSPECTUS

            Shares

Upwork Inc.

Common Stock

$        per share

This is the initial public offering of our common stock. We are selling              shares of our common stock. We currently expect the initial public offering price will be between $            and $            per share of common stock.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on                 under the symbol “UPWK.”

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Upwork Inc. (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting.”

We have granted the underwriters the option to purchase up to an additional                  shares of common stock at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares to purchasers on or about                 , 2018 through the book-entry facilities of The Depository Trust Company.

Citigroup	Jefferies	RBC Capital Markets

Stifel	JMP Securities

                , 2018

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Our Mission

Our mission is to create economic opportunities so people can have better lives.

Overview

We are changing the way work gets done by connecting businesses with great talent to work without limits.

We operate the largest online global marketplace that enables businesses to find and work with highly-skilled freelancers as measured by gross services volume, or GSV.1 Freelancers are an increasingly sought-after, critical, and expanding segment of the global workforce. In 2017, our platform enabled $1.37 billion of GSV across 1.8 million projects between approximately 375,000 freelancers and 450,000 clients in over 180 countries.

Our platform reduces inefficiencies associated with searching for, contracting and collaborating with, and paying highly-skilled freelancers for short-term and longer-term projects. As early innovators in this space, we have built an expansive and unique repository of data on our platform, which, when combined with our machine learning capabilities, enables us to better connect clients with the best freelancers for their projects. As a result, clients are able to obtain specialized talent in less time and at a lower cost compared to traditional channels.

Knowledge is a key driver of today’s global economy. As the pace of change accelerates and companies conceive and execute their digital transformation strategies, businesses increasingly need access to specialized, knowledge-based talent to compete. In addition, knowledge workers are now seeking more flexible work options, independence, and easier access to work opportunities. However, the traditional means by which businesses seek and hire talent have not kept pace with these changes. These factors ultimately have contributed to less efficient local economies as businesses struggle to find the right talent to meet their needs.

We believe these inefficiencies in the labor market have created a significant opportunity for online global marketplaces for freelance work and that businesses globally will continue to adopt freelance work. We estimate that the total global GSV opportunity for our platform was approximately $560 billion in 2017. McKinsey Global Institute estimates that, by 2025, online talent platforms could add $2.7 trillion annually, or 2%, to the global gross domestic product, or GDP.

We serve as a powerful marketing channel for freelancers to find rewarding, engaging, and flexible work. Freelancers using our platform benefit from access to quality clients and secure and timely payments while enjoying the freedom to run their own businesses, create their own schedules, and work from their preferred locations. Moreover, freelancers have real-time visibility into opportunities that are in high demand, so that they can invest their time and focus on developing sought-after skills.

Our platform provides clients with fast, secure, and efficient access to high-quality talent with over 5,000 skills across over 70 categories, such as content marketing, customer service, data science and analytics, graphic

[1]	GSV represents the total amount that clients spend on both our marketplace offerings and our managed services offering as well as additional fees we charge to users for other services. For additional information related to how we calculate GSV, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”

design, mobile development, sales, and web development. We offer a direct-to-talent approach, reducing reliance on intermediaries such as staffing firms, recruiters, and traditional agencies, while providing features that help instill trust in remote work. Our platform also enables clients to streamline workflows, such as talent sourcing, outreach, and contracting. In addition, our platform provides access to essential functionality for remote engagements with freelancers, including communication and collaboration, time tracking, invoicing, and payment.

We believe that a key driver of our growth is our track record of creating trust and enabling freelancers and clients to successfully connect at scale on our platform. As the largest online global marketplace for highly-skilled freelancers as measured by GSV, we benefit from network effects that drive growth in both the number of clients posting jobs and the number of highly-skilled freelancers seeking work.

We have rapidly grown our business. GSV on our platform was $1.15 billion and $1.37 billion in 2016 and 2017, respectively, representing an annual growth rate of 20%. In 2016 and 2017, our total revenue was $164.4 million and $202.6 million, respectively, representing an annual growth rate of 23%. In 2016 and 2017, our marketplace revenue was $138.5 million and $178.0 million, respectively, representing an annual growth rate of 29%. We have made significant investments to grow our business, including in sales and marketing, research and development, operations, and personnel. As a result, we generated net losses of $16.2 million and $4.1 million in 2016 and 2017, respectively. Our adjusted EBITDA was $1.3 million and $7.9 million in 2016 and 2017, respectively. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and a reconciliation of net loss to adjusted EBITDA.

Industry Background

Labor is Undergoing a Revolution

The online freelance economy represents a shift in how labor markets operate. We believe that we are still in the early stages of the online freelance economy, with a multi-industry and multi-decade global shift affecting how businesses find talent and how people want to work.

In today’s economy, knowledge is a key driver of productivity. The first and second industrial revolutions of the 18th and 19th centuries created the industrial economy and moved workers from farms to factories. The third industrial revolution of the 20th century created the knowledge economy and moved workers from factories to office buildings.

The World Economic Forum believes that the global economy is now undergoing the fourth industrial revolution, fueled by rapid technological advances. One of the defining features of the fourth industrial revolution is the transformation of how and where work gets done, as work is increasingly no longer constrained by location. In the fourth industrial revolution, instead of the worker moving to the workplace, we are seeing that work is moving to the worker—collaboration is less constrained than ever before by physical proximity and geographic borders, particularly for highly-skilled professionals.

Jobs are Overly Concentrated in Large Cities

Data from the Bureau of Economic Analysis shows that the top six U.S. metropolitan areas alone were responsible for 26% of total U.S. GDP in 2016. This has led to imbalances in labor markets, with jobs becoming increasingly concentrated in those cities. Despite this concentration of jobs in metropolitan areas, workers not only have become increasingly reluctant to move into large cities, but are also leaving large cities at higher rates due to continued rising costs of living and lengthy commutes.

The Labor Market Remains Inefficient

Labor markets remain fragmented and local, and the increasing specialization of work has further reduced availability of talent in local labor markets. As a result, hiring processes can last several months, which is costly to businesses, workers, and the economy. In the United States alone, employers made an average of approximately 178,800 hires per day in 2017, according to the U.S. Department of Labor. Despite this volume of hiring, as of January 2018, the average time taken to fill a job vacancy in the United States was over 28 working days, according to DHI Group. Increasing restrictions on immigration and insufficient availability of visas for skilled workers are expected to make it even harder to find specialized skills.

Businesses Face a Skills Gap

In addition to the increasing specialization of work, several other factors are exacerbating skills shortages. According to a 2014 study by the Federal Reserve Board of Governors, labor mobility has been trending downwards since the 1980s. Due to the costs of relocation, labor immobility can often result in a local skills gap or persistent regional supply-demand imbalances within skill categories. In 2018, the number of visas sought by U.S. employers for skilled workers was over twice as high as the number available, and additional restrictions on immigration may increase skills shortages. Moreover, population aging is occurring throughout the world, with many countries facing growing labor force shortages due to demographic changes. Illustrating these difficulties, according to a survey conducted by the NFIB Research Center, 88% of small businesses surveyed that were hiring, or trying to hire, reported few or no qualified applicants for the positions they were trying to fill as of April 2018.

Businesses and Workers Desire Flexible Work

In January 2018, 59% of hiring managers indicated they were leveraging flexible talent, which includes temporary, freelance, and agency workers, up 24% from January 2017, according to the 2018 Future Workforce Report, a study we commissioned from the independent research firm Inavero. According to the same report, hiring managers anticipated work performed by flexible talent will increase by 168% in the next 10 years.

Simultaneously, knowledge workers are increasingly demanding flexible and independent work arrangements. According to economists Lawrence Katz of Harvard University and Alan Krueger of Princeton University, 94% of net job growth in the past decade was in the alternative work category, which they define as temporary help agency workers, on-call workers, contract company workers, and independent contractors or freelancers, and over 60% was due to the rise of independent contractors, freelancers, and contract company workers. The freelance workforce is one of the fastest-growing segments of the U.S. labor market. From millennials to retiring baby boomers, the number of people choosing to freelance is growing. Freelancing in America: 2017, a report we co-commissioned that was conducted by the independent research firm Edelman Intelligence, concluded that by 2027, the majority of the U.S. workforce will participate in freelancing.

Technology is Enabling Remote Work

Rapid technological advancement and innovation in connectivity, communication, and collaboration solutions continue to enhance remote work capabilities and increase trust. Additionally, the global workforce is now able to access technologies and tools such as email, enterprise resource planning, and customer relationship management from anywhere with a laptop or mobile phone. With continued innovation in remote work capabilities, businesses are increasingly able to effectively connect and work with non-local talent, and the benefits of geographic proximity are diminishing. According to a McKinsey Global Institute report, an estimated 11% of service jobs worldwide could be performed remotely. Illustrating the increasing amount of remote work, the number of telecommuting workers grew 115% in a decade, from approximately 1.8 million in 2005 to approximately 3.9 million in 2015, according to the 2017 State of Telecommuting in the U.S. Employee Workforce report.

In the Accenture Technology Vision 2017 report, Accenture forecasts that in the next five years, on-demand work platforms will emerge as a primary driver of economic growth in developed and emerging economies worldwide. We believe that prevailing conventional methods for sourcing talent, finding and completing work, hiring, and making and receiving payments will be increasingly inadequate.

Our Marketplace

We operate the largest online global marketplace that enables businesses to find and work with highly-skilled freelancers as measured by GSV. The freelancers on our platform include independent professionals and agencies of varying sizes. The clients on our platform range in size from small businesses to Fortune 500 companies.

We have built a proprietary platform that reduces the friction associated with searching for, contracting and collaborating with, and paying highly-skilled freelancers for short-term and longer-term projects. As early innovators in this space, we have built an expansive and unique repository of data on our platform, which, when combined with our machine learning capabilities, enables us to better connect clients with available talent for their projects. For example, we use machine learning to predict the availability, interest, and skill relevance of specific freelancers for specific projects.

Clients using our marketplace can find the right freelancers in less time and at a lower cost compared to traditional channels. In 2017, we maintained high Net Promoter Scores, or NPS, of over 60 on average from both freelancers and clients.

Scale and Liquidity

In 2017, our platform enabled $1.37 billion of GSV across 1.8 million projects between approximately 375,000 freelancers and 450,000 clients, including 28% of the Fortune 500 companies as of December 31, 2017. The size and scale of our platform provides clients with fast, secure, and efficient access to high-quality talent.

Global Reach

We help freelancers in over 180 countries connect with clients and enable freelancers to withdraw payments for their work in numerous currencies. Supported by strong network effects on our marketplace, we have been able to scale our business and our global community of users without the need for local physical presence and density.

Multi-Category

Our platform provides clients with access to highly-skilled freelancers with over 5,000 skills, across over 70 categories. In 2017, approximately 40% of clients engaged freelancers across multiple categories on our platform. Our platform had more than 20 categories that each generated over $20 million of GSV in 2017.

Unique Data Assets

Our proprietary database maintains detailed and dynamic information, including skills, feedback, and success indicators of freelancers and clients transacting on our platform. Moreover, our machine learning algorithms leverage our closed-loop transaction data on millions of completed projects. The large volume of transactions on our marketplace allows us to continually improve the effectiveness of our search algorithms and product features, providing a compelling and differentiated value proposition for both new and existing freelancers and clients.

Benefits for Highly-Skilled Freelancers

Access to Quality Clients and Work

Our marketplace provides freelancers access to quality clients and rewarding projects. Our platform features both quick, discrete projects and longer-term projects. By reducing non-billable time, including time spent searching for new clients and projects, invoicing, and collecting payments for completed projects, our platform enables freelancers to be more productive, increase their earnings, and find clients outside of their local geography.

Flexibility

Our platform enables freelancers to obtain the flexibility they seek to run their own businesses, choose their own clients, determine their own pricing, create their own schedules, and work from their preferred locations.

Secure and Timely Payments

Freelancers conveniently receive payments from their clients through our platform. Funds are securely held and transferred through our escrow service, enabling trust and timely payment.

Marketing and Reputation Building

We serve as a powerful marketing channel for freelancers to increase demand for their specialized skills. Using our marketplace, freelancers receiving positive client feedback typically benefit from increased demand for their services. We also enable freelancers to be visible in search results globally and to build a business reputation and brand through their skill profiles and project history on our platform.

Insights into High-Demand Skills

We give freelancers real-time visibility into which skills are highest in demand and associated rates paid for those services. With this insight, freelancers can actively invest their time and focus on developing sought-after skills to grow their businesses and increase their earnings.

Benefits for Clients

Access to High-Quality Freelancers

Every day, an average of approximately 10,000 independent professionals and agencies apply to join our platform. We leverage machine learning to automatically accept the registrations of high-quality, in-demand talent. As of February 2017, over 80% of freelancers using our platform held a college degree or advanced degree, with 34% holding a post-graduate degree, according to an internally-conducted survey. Based on information contained in comprehensive freelancer profiles, which include skill profiles and project history on our platform, we highlight the right freelancers to the right clients.

Speed to Hire

Clients often receive proposals within minutes of posting a job, and the median time to hire was 23 hours in 2017. Our marketplace streamlines the interviewing, screening, and contracting process through proprietary search algorithms incorporating freelancers’ availability, online status, and skill profiles.

Cost Savings

Our platform offers a direct-to-talent approach, reducing the reliance on intermediaries such as staffing firms, recruiters, and traditional agencies. Clients using our platform only pay for the specific work they need. Based on client feedback, we believe that clients realize significant cost savings compared to hiring locally or using staffing firms or other intermediaries.

Streamlined Processes

Our end-to-end software platform streamlines workflows, such as talent sourcing, outreach, and engagement. Our platform includes a proposal tracking system, collaboration and communication features, time tracking and invoicing, and two-way feedback and review systems to better manage the lifecycle of project engagements.

Trust and Verification

Our technology was built to help instill trust in remote service relationships. Our platform provides insight into freelancer billing, allowing clients to verify work activity reflected on their invoices, while our collaboration and communication features foster responsiveness and transparency between freelancers and clients. Funds are securely held and released through escrow, enabling mutual trust and timely payments. Our platform also provides tools to enable users to provide both public and private feedback once the work is completed.

Unique Access to Specialized Skills

Freelancers on our platform offer over 5,000 skills across over 70 categories. Within each category, there are multiple skills. For example, skills for the mobile development category include Objective C, Swift, and Android app development. Skills on our platform dynamically evolve with the labor market, which enables clients to find freelancers in current and emerging skill areas, such as augmented reality, robotics, and blockchain. By having access to freelancers with an extensive variety of skills, clients can meet their needs for highly-skilled talent on one platform.

Our Strengths

Largest Online Global Marketplace for Highly-Skilled Freelancers

We operate the largest online global marketplace that enables businesses to find and work with highly-skilled freelancers as measured by GSV. Today, our platform provides clients with access to highly-skilled freelancers with over 5,000 skills across over 70 categories. In 2017, our platform enabled $1.37 billion of GSV across 1.8 million projects between approximately 375,000 freelancers and 450,000 clients in over 180 countries. We had over 1,400 clients that each spent over $100,000 on our platform in 2017, and no single client accounted for more than two percent of total client spend.2 We believe our size and scale demonstrate the effectiveness of our platform in connecting businesses with global talent.

Trusted Platform for Freelancers and Clients

We believe our ability to foster trust and credibility on our platform drives growth and differentiates us. We use a combination of the latest technology, data science, product features, and our skilled team to make our platform a trusted online marketplace to get work done. We build and use software to highlight relevant freelancers, facilitate security and identity verification for account ownership, and flag suspicious posts to maintain a trusted marketplace. We provide clients with tools to validate work performed by freelancers and to provide both public and private feedback once the work is completed. Our feedback system enables freelancers to build their business reputation by establishing long-term credibility with project review and client feedback. We provide escrow services so clients on our platform only pay for work that has been completed and freelancers are paid by their clients in full and on time.

Proprietary Data Drives Increasing Efficiencies

We have built an expansive and dynamic repository of data on our platform, which allows us to better enable clients to connect with the best talent for their projects. We use this data in our machine learning algorithms on our platform to provide a trusted, convenient, and effective user experience for both new and existing freelancers and clients.

Robust Platform Functionality

Our platform includes a proposal tracking system, search engine and collaboration functionality, time tracking and invoicing systems, and payments services. The robust functionality of our platform enables

[2]	Client spend represents the total amount that clients spend on both our marketplace offerings and our managed services offering. For additional information related to how we calculate client spend, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”

freelancers to more easily run their businesses and clients to find and work with high-quality talent globally. As of December 31, 2017, we were actively working with more than 300 engineers, including both our employees and freelancers, to innovate and improve our platform.

Powerful Global Network Effects

We have heavily invested in building a robust platform with features and functionalities that are necessary to connect freelancers and clients at scale. We believe our platform provides a strong value proposition for both sides of our marketplace and our scale creates powerful network effects that strengthen our competitive differentiation. Clients are attracted to our unique platform due to the availability of the more than 5,000 skills that freelancers offer in over 70 categories. In turn, as more clients use and post projects on our platform, we are able to attract more freelancers. As a result, we have been able to scale our business and our global community of users without the need for local physical presence and density.

Business Model with Strong Retention Metrics

The growth in our marketplace is driven by long-term and recurring use of our platform by freelancers and clients, which leads to increased revenue visibility for us. For example, for the quarterly period ended December 31, 2017, in addition to acquiring new clients, our client spend retention was 99%.3 Furthermore, the quality of our relationship with freelancers and clients that use our platform is reflected in our NPS, which exceeded 60 on average from both freelancers and clients throughout 2017. In addition, we believe the scale of our platform incentivizes freelancers to build their business reputations and continue to use our platform.

Proven Management Team

Our company was formed when two of the earliest innovators in the space, and the largest online talent marketplaces at the time, Elance and oDesk, combined in 2014. Our management team has a strong track record of scaling and running businesses with a focus on online marketplaces, business-to-business services and software, and global payments technologies. Our President and Chief Executive Officer, Stephane Kasriel, is an active thought leader in talent engagement and the future of work, and, since 2016, has been the co-chair of the World Economic Forum’s Global Future Council on Education, Gender and Work.

Growth Strategies

Increase Spend from Existing Clients

We intend to expand our relationship with our existing clients and increase their spend on our platform by investing in building new products and premium features.

Attract New Clients Through Marketing Efforts

We intend to expand our marketing efforts to increase awareness of our platform and the benefits of using flexible and remote talent and, as a result, attract new clients.

Remain a Preferred Platform for Freelancers

We will continue to invest in new products and features to help freelancers grow their businesses by finding more work and increasing their earnings.

Further Invest in Technology

We plan to continue to improve our user experience by enhancing our software capabilities, data science, security, and technology infrastructure.

[3]	For the definition of client spend retention, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”

Invest in Domestic Marketplace Capabilities Internationally

We plan to invest in building domestic-to-domestic marketplaces internationally by connecting local clients to local freelancers, similar to our U.S.-to-U.S. domestic offering, including customizing our platform to support additional languages and currencies. We believe that by tailoring our platform experience to the nuances of regional markets, we can further improve the experience of our users.

Broaden and Deepen Categories

We have successfully scaled over 20 different categories to over $20 million GSV in 2017. We intend to focus further on customizing experiences for categories through tailored features and functionalities, thus making it easier and more efficient for clients to connect with the right freelancers.

Focus on Premium Offerings

We plan to invest further in our direct sales team and expand our premium offerings. We believe there is a significant opportunity to expand existing client spend, add new enterprise clients, and cross-sell and upsell existing enterprise clients across various categories.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those in the section titled “Risk Factors” beginning on page 14 and elsewhere in this prospectus. These risks include the following:

•	our growth depends on our ability to attract and retain a community of freelancers and clients, and the loss of our users could adversely impact our business;

•	we have a history of net losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability;

•	we have a limited operating history under our current platform and pricing model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment;

•	if the market for freelancers and the services they offer develops more slowly than we expect, our growth may slow or stall, and our operating results could be adversely affected;

•	if we are not able to develop and release new products and services, or develop and release successful enhancements, new features, and modifications to our existing products and services, our business could be adversely affected;

•	our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict;

•	because we derive the substantial majority of our revenue from our marketplace offerings, with most of our marketplace revenue derived from our Upwork Standard offering, our inability to generate revenue from our marketplace offerings would adversely affect our business, operating results, financial condition, and growth prospects;

•	we may be subject to new and existing laws and regulations, both in the United States and internationally; and

•	we face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and operating results.

Corporate Information

We were incorporated in the State of Delaware in December 2013 prior to and in connection with the combination of Elance, Inc. and oDesk Corporation. In connection with the combination, we changed our name to Elance-oDesk, Inc. in March 2014, and then to Upwork Inc. in May 2015. Our principal executive offices are located at 441 Logue Avenue, Mountain View, California 94043. Our telephone number is (650) 316-7500. Our website address is www.upwork.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. Unless otherwise indicated, the terms “Upwork,” “we,” “us,” and “our” refer to Upwork Inc. and our consolidated subsidiaries.

Upwork, the Upwork logo, Talent Cloud, Upwork Enterprise, Elance, oDesk, Elance-oDesk, and other registered or common law trade names, trademarks, or service marks of Upwork appearing in this prospectus are the property of Upwork. This prospectus contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

THE OFFERING

Common stock offered	shares

Total common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock	shares

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $ , or approximately $ if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We primarily intend to use the net proceeds from this offering for working capital and other general corporate purposes. We also intend to use a portion of the net proceeds we receive from this offering to repay approximately $19.0 million of indebtedness under our loan and security agreement with Silicon Valley Bank, or our Loan Agreement. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.

Proposed symbol	“UPWK”

The number of shares of our common stock to be outstanding after this offering is based on 95,019,402 shares of our common stock outstanding as of December 31, 2017, and excludes:

•	23,607,746 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, with a weighted-average exercise price of $3.10 per share;

•	398,331 shares of our common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of December 31, 2017, with an exercise price of $3.13 per share;

•	4,068,996 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2017, with a weighted-average exercise price of $5.66 per share;

•	500,000 shares of our common stock issuable upon the exercise of a common stock warrant with an exercise price of $0.01 per share that we issued in May 2018 to the Tides Foundation in connection with establishing The Upwork Foundation initiative;

•	45,286 shares of our common stock issued upon the exercise of a common stock warrant after December 31, 2017, with an exercise price of $0.06 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 3,962,024 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, or the 2014 Plan, as of December 31, 2017 (which number of shares is prior to the stock options to purchase shares of our common stock granted after December 31, 2017), (ii) shares of our common stock reserved for future issuance under our 2018 Equity Incentive Plan, or the 2018 Plan, which will become effective on the date of this prospectus, and (iii) shares of our common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, or the 2018 ESPP, which will become effective on the date of this prospectus.

On the date of this prospectus, any remaining shares available for issuance under our 2014 Plan will be added to the shares of our common stock reserved for issuance under our 2018 Plan, and we will cease granting awards under the 2014 Plan. Our 2018 Plan and 2018 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the automatic conversion of all shares of our convertible preferred stock outstanding as of December 31, 2017 into an aggregate of 61,279,079 shares of common stock in connection with the completion of this offering;

•	the automatic conversion of an outstanding warrant exercisable for 398,331 shares of our convertible preferred stock as of December 31, 2017 into a warrant exercisable for the same number of shares of common stock upon the completion of this offering;

•	the filing of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or warrants subsequent to December 31, 2017; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial data. We derived our summary consolidated statements of operations data for 2016 and 2017 and our summary consolidated balance sheet data as of December 31, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2017
	(in thousands, except per share data and percentages)
Consolidated Statements of Operations Data:
Revenue:
Marketplace	$138,484	$178,046
Managed services	25,961	24,506

Total revenue	164,445	202,552
Cost of revenue(1)	62,578	65,443

Gross profit	101,867	137,109

Operating expenses:
Research and development(1)	37,902	45,604
Sales and marketing(1)	37,437	53,044
General and administrative(1)	35,446	37,334
Provision for transaction losses	5,550	4,250

Total operating expenses	116,335	140,232

Loss from operations	(14,468)	(3,123)
Interest expense	858	960
Other (income) expense, net	908	62

Loss before benefit from income taxes	(16,234)	(4,145)
Benefit from income taxes	1	22

Net loss	$(16,233)	$(4,123)
Premium on repurchase of redeemable convertible preferred stock	—	(6,506)

Net loss attributable to common stockholders	$(16,233)	$(10,629)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.51)	$(0.32)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	32,072	32,945

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$(0.04)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(2)		98,072

Other Financial and Operating Data(3):
Core clients(4)	76.5	86.4
Gross services volume (GSV)(5)	$1,148,363	$1,373,161
Client spend retention(6)	85%	99%
Adjusted EBITDA(7)	$1,260	$7,909

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of revenue	$193	$290
Research and development	1,820	1,797
Sales and marketing	1,052	1,299
General and administrative	4,201	3,460

Total	$7,266	$6,846

(2)	See Notes 2 and 11 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.
(3)	For a discussion of limitations in the measurement of core clients, GSV, and client spend retention, see the section titled “Risk Factors—We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”
(4)	For the definition of core clients, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”
(5)	For the definition of gross services volume, or GSV, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”
(6)	For the definition of client spend retention, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”
(7)	For the definition of adjusted EBITDA and a reconciliation of net loss to adjusted EBITDA, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

	As of December 31, 2017
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$21,595	$21,595	$
Working capital	29,483	29,483
Total assets	275,189	275,189
Other liabilities, noncurrent	1,936	832
Debt, current and noncurrent	33,833	33,833
Redeemable convertible preferred stock	166,486	—
Total stockholders’ (deficit) equity	(31,367)	136,223

(1)	Reflects (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 61,279,079 shares of common stock and (ii) the automatic conversion of an outstanding warrant exercisable for 398,331 shares of our convertible preferred stock as of December 31, 2017 into a warrant exercisable for the same number of shares of common stock upon the completion of this offering.
(2)	Reflects (i) the pro forma adjustments described in footnote (1) and the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the application of such proceeds as described in the section titled “Use of Proceeds.” A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash, working capital, total assets, and total stockholders’ (deficit) equity by $ million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash, working capital, total assets, and total stockholders’ (deficit) equity by $ million, assuming the initial public offering price per share remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered, and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Business and Industry

Our growth depends on our ability to attract and retain a community of freelancers and clients, and the loss of our users could adversely impact our business.

The size of our community of users, including both freelancers and clients, is critical to our success. Our ability to achieve significant growth in revenue in the future will depend, in large part, upon our ability to attract new users to, and retain existing users on, our platform. Achieving growth in our community of users may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in additional users. We may also need to modify our pricing model to attract and retain such users. If we fail to attract new users or fail to maintain or expand existing relationships in a cost-effective manner, our revenue will grow more slowly than expected and our business could be adversely impacted.

Freelancers have many different ways of marketing their services, securing clients, and obtaining payments from clients, including meeting and contacting prospective clients through other services, advertising to prospective clients online or offline through other methods, signing up for online or offline third-party agencies, using other online or offline platforms, signing up with staffing firms, using other payment services, or finding employment full-time or part-time through an agency or directly with a business. Clients have similarly diverse options to find and pay service providers, such as engaging and paying service providers directly, finding service providers through other online or offline platforms or through staffing firms and agencies, using other payment services, or hiring temporary, full-time, or part-time employees. For the years ended December 31, 2016 and 2017, we generated significant revenue from one client, which accounted for more than 10% of revenue for each such year, and, therefore, a decrease in revenue from this client could have an adverse effect on our operating results. Moreover, any decrease in the attractiveness of our platform or failure to retain these clients could lead to decreased traffic on our platform, diminished network effects, or result in a drop in GSV on our platform, which could adversely affect our business, revenue, financial condition, and operating results. In addition, if freelancers cease using our platform, the quality or types of services provided by freelancers that use our platform are not satisfactory to clients, or freelancers increase their fees for services more than clients are willing to pay, clients may decrease their use of, or cease using, our platform.

Users can generally decide to cease using our platform at any time. Users may stop using our platform and related services if the quality of the user experience on our platform, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the user experience generally offered by competitive products and services. Users may also choose to cease using our platform if they perceive that our pricing model is not in line with the value they derive from our platform or for other reasons. In addition, expenditures by clients may be cyclical and may reflect overall economic conditions or budgeting patterns. If users stop using our platform and services for any reason, including the foregoing reasons, our revenue and business would be adversely affected.

We have a history of net losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.

We have incurred net losses in each fiscal year since the combination of Elance and oDesk, including net losses of $16.2 million and $4.1 million in 2016 and 2017, respectively, and we expect to incur net losses for the foreseeable future. As of December 31, 2017, we had an accumulated deficit of $123.6 million. We expect to make significant future expenditures related to the development and expansion of our business, including enhancing our Upwork Enterprise offering and our U.S.-to-U.S. domestic offering, expanding domestic-to-domestic offerings into new geographies, and broadening and deepening the categories on our platform, and in connection with legal, accounting, and other administrative expenses related to operating as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We have a limited operating history under our current platform and pricing model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment.

We operated the Elance and oDesk platforms separately until we relaunched as Upwork in May 2015 and consolidated those platforms into a single platform. In recent years, we have also expanded our Upwork Enterprise offering, which helps enterprises and other larger businesses connect with freelancers and provides these larger clients with additional products and services. We also made significant changes to our pricing model in 2016. As a result, our platform and pricing model have not been fully proven, and we have only a limited operating history with our current pricing model to evaluate our business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including our ability to achieve market acceptance of our platform and attract and retain users, as well as increasing competition and increasing expenses as we continue to grow our business. We cannot ensure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period, or at all.

If the market for freelancers and the services they offer develops more slowly than we expect, our growth may slow or stall, and our operating results could be adversely affected.

The market for freelancers and the services they offer is relatively new, rapidly evolving, and unproven. Our future success will depend in large part on the continued growth and expansion of this market and the willingness of businesses to engage freelancers to provide services. It is difficult to predict the size, growth rate, and expansion of this market, the entry of products and services that are competitive to ours, the success of existing competitive products and services, or technological or other developments that will impact the overall demand for freelancers. Furthermore, many businesses may be unwilling to engage freelancers for a variety of reasons, including perceived negative connotations with outsourcing work or security concerns. If the market for freelancers and the services they offer does not achieve widespread adoption, or there is a reduction in demand for freelancer services, it could result in decreased revenue and our business could be adversely affected.

If we are not able to develop and release new products and services, or develop and release successful enhancements, new features, and modifications to our existing products and services, our business could be adversely affected.

The market for our platform is characterized by rapid technological change, frequent new product and service introductions and enhancements, changing user demands, and evolving industry standards. The introduction of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. We invest substantial resources in researching and developing new products and services and enhancing our platform by incorporating additional features, improving functionality, and adding other improvements to meet our users’ evolving demands in our highly competitive industry. The success of any enhancements or improvements to our platform or any new products and services depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies on our platform and third-party partners’ technologies, and overall market acceptance. We cannot be sure that we will succeed in developing, marketing, and delivering on a timely and cost-effective basis enhancements or new features to our platform or any new products and services that respond to continued changes in the market for talent or business services, nor can we be sure that any enhancements or new features to our platform or any new products and services will achieve market acceptance. Because further development of our platform is complex, challenging, and dependent upon an array of factors, the timetable for the release of new products and services and enhancements to existing products and services is difficult to predict, and we may not offer new products and services as rapidly as users of our platform require or expect. Any new products or services that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new products and services, we may experience a decline in revenue from our existing products and services that is not offset by revenue from the new products or services. In addition, we may lose existing users who choose competing products or services. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. Additionally, we have a limited operating history with our current platform and pricing model, which makes it difficult to forecast our future results. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:

•	our ability to generate significant revenue from our Upwork Standard, Upwork Enterprise, and other premium offerings;

•	fluctuations in revenue from our managed services offering due to our recognition of the entire GSV as revenue, including the amounts paid to freelancers;

•	our ability to maintain and grow our community of users;

•	the demand for and types of skills and services that are offered on our platform by freelancers;

•	due to our tiered-pricing model for freelancer service fees, the mix in any period between freelancers that have billed larger amounts to clients on our platform, where we charge a lower rate on billings, and freelancers that have billed clients less on our platform, where we charge a higher rate on billings;

•	spending patterns of clients, including whether those clients that use our platform frequently, or for larger projects, reduce their spend, or stop using our platform;

•	seasonal spending patterns by clients or work patterns by freelancers and seasonality in the labor market, including the number of business days in any given quarter or local, national, or international holidays;

•	fluctuations in the prices that freelancers charge clients on our platform;

•	changes to our pricing model;

•	our ability to introduce new products and services and enhance existing products and services;

•	our ability to generate significant revenue from new products and services;

•	our ability to respond to competitive developments, including pricing changes and the introduction of new products and services by our competitors;

•	the productivity of our sales force;

•	changes in the mix of products and services that enterprise clients or other users demand;

•	the length and complexity of our sales cycles;

•	the episodic nature of freelance work;

•	the cost to develop and upgrade our platform to incorporate new technologies;

•	the impact of outages of our platform and associated reputational harm;

•	changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results, including changes in accounting rules governing recognition of revenue;

•	potential costs to attract, onboard, retain, and motivate qualified talent to perform services for us;

•	increases in, and timing of, operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

•	security or privacy breaches, and associated remediation costs;

•	litigation, adverse judgments, settlements, or other litigation-related costs;

•	changes in the common law, statutory, legislative, or regulatory environment, such as with respect to privacy, wage and hour regulations, worker classification (including classification of independent contractors or similar service providers and classification of employees as exempt or non-exempt), internet regulation, payment processing, global trade, or tax requirements;

•	fluctuations in currency exchange rates;

•	changes in the mix of countries in which our users are located, which impacts the amount of revenue we derive from foreign exchange;

•	the timing of stock-based compensation expense;

•	expenses incurred in connection with The Upwork Foundation initiative; and

•	general economic and political conditions and government regulations in the countries where we currently have significant numbers of users, or where we currently operate or may expand in the future.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Because we derive the substantial majority of our revenue from our marketplace offerings, with most of our marketplace revenue derived from our Upwork Standard offering, our inability to generate revenue from our marketplace offerings would adversely affect our business, operating results, financial condition, and growth prospects.

Currently, we derive and expect to continue to derive, in the near future, the substantial majority of our revenue from our marketplace offerings, with most of our marketplace revenue derived from our Upwork

Standard offering. As such, market acceptance of our marketplace offerings is critical to our continued success. Demand for our marketplace offerings is affected by a number of factors beyond our control, including the timing of development and release of new products and services by our competitors, our ability to respond to technological change and to innovate and grow, contraction in our market, and the other risks identified herein. If we are unable to continue to meet user demands, to expand the categories of services offered on our platform, or to achieve more widespread market acceptance of our marketplace offerings, our business operations, financial results, and growth prospects could be adversely affected.

We may be subject to new and existing laws and regulations, both in the United States and internationally.

We are subject to a wide variety of foreign and domestic laws. Laws, regulations, and standards governing issues such as worker classification, employment, payments, whistleblowing and worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy, and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet, mobile, and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations), including those concerning worker classification, independent contractors, employment, payments, whistleblowing and worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy, data security, benefits, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, website accessibility, and background checks (such as the Fair Credit Reporting Act, 15 U.S.C. § 1681), may also be adopted, implemented, or interpreted to apply to us and other online services marketplaces. As our platform’s geographical scope expands, regulatory agencies or courts may claim that we, or our users, are subject to additional requirements, or are prohibited from conducting our business in or with certain jurisdictions, either generally or with respect to certain services. It is also possible that certain provisions in agreements with our service providers or between freelancers and clients may be found to be unenforceable or not compliant with applicable law.

Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general, and companies engaged in dealings with independent contractors or payments in particular. Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another.

Our success, or perceived success, and increased visibility may also drive some businesses that view our business model to be a threat to raise concerns about our business model to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in countries where we may have, or seek to have, a significant number of users in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of users to utilize our platform.

As we look to expand our international footprint over time, we may become obligated to comply with additional laws and regulations of the countries or markets in which we operate or have users. If we are found to be subject to new or existing laws and regulations, contractual provisions that are designed to protect and mitigate against such risks, including terms of service, arbitration and class action waiver provisions, disclaimers of warranties, limitations of liabilities and indemnification provisions, could be deemed unenforceable as to the application of these laws and regulations by a court, arbitrator or other decision-making body. If we are unable to comply with these laws and regulations or manage the complexity of global operations and supporting an international user base successfully, our business, operating results, and financial condition could be adversely affected.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and operating results.

The market for freelancers and the clients that engage them is highly competitive, rapidly evolving, fragmented, and subject to changing technology, shifting needs, and frequent introductions of new products and services. We compete with a number of online and offline platforms and services domestically and internationally to attract and retain users. Our main competitors fall into the following categories:

•	traditional contingent workforce and staffing service providers and other outsourcing providers, such as The Adecco Group, Randstad, Recruit, ManpowerGroup, and Robert Half International;

•	online freelancer platforms that serve either a diverse range of skill categories, such as Fiverr and Freelancer.com, or specific skill categories;

•	other online providers of products and services for individuals or businesses seeking work or to advertise their services, including personal and professional social networks, such as LinkedIn (owned by Microsoft) and GitHub, employment marketplaces, recruiting websites, and project-based deliverable providers;

•	software and business services companies focused on talent acquisition, management, invoicing, or staffing management products and services;

•	payment businesses, such as PayPal and Payoneer, that can facilitate payments to and from businesses and service providers;

•	businesses that provide specialized, professional services, including consulting, accounting, marketing, and information technology services; and

•	online and offline job boards, classified ads, and other traditional means of finding work and service providers, such as Craigslist, CareerBuilder, Indeed, Monster, and ZipRecruiter.

In addition, well-established internet companies, such as Google, LinkedIn, and Amazon, and social media platforms, such as Facebook, have entered or may decide to enter into our market segment, and some of these companies have launched products and services that directly compete with our platform. For example, in 2016, LinkedIn launched ProFinder, its service to connect LinkedIn members with one another for freelance service relationships.

Internationally, we compete against online and offline channels and products and services in most countries. These local competitors might have greater brand recognition than us in their local country and a stronger understanding of local culture and commerce. They may also offer their products and services in local languages that we do not offer. As our business grows internationally, we may increasingly compete with these international companies. We also compete against locally-sourced service providers and traditional, offline means of finding work and procuring services, such as personal and professional networks, classified ads, recruiters, and staffing businesses.

In the future, we may also compete with companies that utilize emerging technologies, such as blockchain, augmented reality, and machine learning. Many of the companies and services that utilize these technologies in our market are still new and not yet fully mature in their capabilities or network scale. However, we may face increased competition should these companies and services succeed. These competitors may offer products and services that may, among other things, provide automated alternatives to the services that freelancers provide on our platform or change the way that businesses engage service providers so as to make our platform less attractive to users.

Many of our current and potential competitors, both online and offline, enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, greater financial, technical, and other resources, and, in some cases, the ability to rapidly combine online platforms with traditional staffing and contingent worker solutions. These companies may use these advantages to offer products and services similar to ours at a lower price, develop different products and services to compete with our platform, or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions, or user preferences or requirements. In addition, while we compete intensely in more established markets, we also compete in developing technology markets that are characterized by dynamic and rapid technological change, many and different business models, and frequent disruption of incumbents by innovative online and offline entrants. The barriers to entry into these markets can be low, and businesses easily can launch online or mobile platforms and applications at nominal cost by using commercially available software or partnering with various established companies in these markets. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future third-party partners. By doing so, these competitors may increase their ability to meet the needs of existing or prospective users. These developments could limit our ability to obtain revenue from existing and new users. If we are unable to compete successfully against current and future competitors, our business, operating results, and financial condition would be adversely impacted.

If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely affected.

The Upwork brand did not exist before 2015, but we believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to achieving widespread acceptance and use of our platform and are important elements in attracting new users and retaining existing users. Successful promotion of our brand and our business model depends on, among other things, the effectiveness of our marketing efforts, our ability to provide a reliable, trustworthy, and useful platform at competitive prices, the perceived value of our platform, and our ability to provide quality support. In order to reach brand awareness levels of our competitors, we will need to continuously invest in marketing programs that may not be successful in achieving meaningful awareness levels. Further, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. For example, in 2017, we increased investment in offline advertising in certain markets to increase our brand awareness, and it is not certain that these investments will have a positive impact on our brand. In order to protect our brand, we also expend substantial resources to register and defend our trademarks and to prevent others from using the same or substantially similar marks. Despite these efforts, we may not always be successful in registering and preventing misappropriation of our own marks and other intellectual property or preventing registration of confusingly similar marks, and we may suffer dilution, loss of reputation, or other harm to our brand. We also rely on our community of users in a variety of ways, including their willingness to give us feedback regarding our platform, and failure of our users to provide positive feedback on their experience on our platform could negatively impact the willingness of prospective users to use our platform. If we fail to promote and maintain our brand successfully or to maintain loyalty among our users, or if we incur substantial expenses in unsuccessful attempts to promote and maintain our brand, we may fail to attract new users or retain our existing users and our business and financial condition may be adversely affected.

There may be adverse tax, legal, and other consequences if the contractor classification or employment status of freelancers that use our platform is challenged.

Clients are generally responsible for properly classifying the freelancers they engage through our platform under the terms of our user agreement. Some clients opt to classify freelancers as employees for certain assignments, while many freelancers are classified as independent contractors.

We offer an optional service to our Upwork Enterprise clients, for which we help classify freelancers as employees of third-party staffing providers or independent contractors. For clients that subscribe to this service, subject to applicable law and the terms of the client’s agreement, we indemnify clients from misclassification risk and make warranties to the client (e.g., as to compliance with applicable laws). In addition, we offer a number of other premium services where we provide increased assistance to enable users to find each other.

Third-party staffing providers employ freelancers classified as employees for clients, and failure of these staffing providers to comply with all legal and tax requirements could adversely affect our business. We also use our platform to find, classify, and engage freelancers to provide services for us or for our managed services offering. In general, were a court or administrative agency to determine that we or clients that use our platform have misclassified a service provider as an independent contractor, we and/or our users could incur tax and other liabilities for failing to properly withhold or pay taxes on the service providers’ compensation as well as potential wage and hour and other liabilities depending on the circumstances and jurisdiction. Although we maintain insurance policies covering liability for certain claims, we cannot be certain that our coverage will extend to or be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

There is often uncertainty in the application of worker classification laws, and consequently there is risk to us and to users, both freelancers and clients, that independent contractors could be deemed to be misclassified under applicable law. The tests governing whether a service provider is an independent contractor or an employee are typically highly fact sensitive and vary by governing law. Laws and regulations that govern the status and misclassification of independent contractors are also subject to change as well as to divergent interpretations by various authorities, which can create uncertainty and unpredictability. A misclassification determination or allegation creates potential exposure for users and for us, including but not limited to monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages, and wage and hour laws and requirements (such as those pertaining to minimum wage and overtime); claims for employee benefits, social security, workers’ compensation and unemployment; claims of discrimination, harassment, and retaliation under civil rights laws; claims under laws pertaining to unionizing, collective bargaining, and other concerted activity; and other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability. Such claims could result in monetary damages (including but not limited to wage-based damages or restitution, compensatory damages, liquidated damages, and punitive damages), interest, fines, penalties, costs, fees (including but not limited to attorneys’ fees), criminal and other liability, assessment, or settlement. Such an allegation, claim, adverse determination, including but not limited to with respect to the freelancers that provide services to us, or the requirement for us to indemnify a client, could also harm our brand and reputation, which could adversely impact our business. While these risks are mitigated, in part, by our contractual rights of indemnification against third-party claims, such indemnification agreements could be determined to be unenforceable, could be costly to enforce or ineffective, or indemnification may otherwise prove inadequate.

Because a substantial portion of the services offered on our platform is information technology services, a decline in the market for information technology service providers could adversely affect our business.

A significant portion of the services offered by freelancers on our platform relate to information technology. If, for any reason, the market for information technology services declines, including as a result of global economic conditions, automation, increased use of artificial intelligence, or otherwise, or if need for these services slows or businesses satisfy their needs for these services through alternative means, the growth in the number of users of our platform may slow or decline and as a result our revenue and business may be adversely impacted.

Future changes to our pricing model could adversely affect our business.

We implemented a significant change to our pricing model in 2016, and we may from time to time decide to make further changes to our pricing model due to a variety of reasons, including changes to the market for our products and services, and as competitors introduce new products and services. Changes to any components of our pricing model may, among other things, result in user dissatisfaction and could lead to a loss of users on our platform and could negatively impact our operating results, financial condition, and cash flows.

Adverse or changing economic conditions may negatively impact our business.

Our business depends on the overall demand for labor and on the economic health of current and prospective clients that use our platform. Any significant weakening of the economy in the United States or

Europe or of the global economy, more limited availability of credit, a reduction in business confidence and activity, decreased government spending, economic uncertainty, financial turmoil affecting the banking system or financial markets, a more limited market for independent professional service providers or information technology services, and other adverse economic or market conditions may adversely impact our business and operating results. Global economic and political events or uncertainty may cause some of our current or potential clients to curtail spending on our platform, and may ultimately result in new regulatory and cost challenges to our operations. These adverse conditions could result in reductions in revenue, longer sales cycles, slower adoption of new technologies, and increased competition. There is also risk that when overall global economic conditions are positive, our business could be negatively impacted by a decreased demand for freelancers. We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally. If the conditions in the general economy significantly deviate from present levels, our business, financial condition, and operating results could be adversely affected.

Users may circumvent our platform, which could adversely impact our business.

Our business depends on users transacting through our platform. Despite our efforts to prevent them from doing so, users may circumvent our platform and engage with or pay each other through other means to avoid the fees that we charge on our platform. The loss of revenue associated with circumvention of our platform could have an adverse impact on our business, cash flows, operating results, and financial condition.

We face payment and fraud risks that could adversely impact our business.

Requirements on our platform relating to user authentication and fraud detection are complex. If our security measures do not succeed, our business may be adversely impacted. In addition, bad actors around the world use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another’s identity or payment information and unauthorized acquisition or use of credit or debit card details and bank account information. This could result in any of the following, each of which could adversely impact our business:

•	we may be, and we historically have been, held liable for the unauthorized use of a credit card holder’s card number and required by card issuers to pay a chargeback fee, and if our chargeback rate becomes excessive, credit card networks may also require us to pay fines and the California Department of Business Oversight, or the DBO, may require us to hold larger cash reserves;

•	we may be subject to additional risk and liability exposure, including negligence, fraud, or other claims, if employees or third-party service providers, including freelancers that provide services to us, misappropriate user information for their own gain or facilitate the fraudulent use of such information;

•	bad actors may use our platform, including our payment processing and disbursement methods, to engage in unlawful or fraudulent conduct, such as money laundering, terrorist financing, fraudulent sale of services, breaches of security, leakage of data, piracy or misuse of software and other copyrighted or trademarked content, and other misconduct;

•	users of our website who are subjected or exposed to the unlawful or improper conduct of other users or other third parties, including law enforcement, may seek to hold us responsible for the conduct of other users and may lose confidence in our platform, decrease or cease to use our platform, seek to obtain damages and costs, or impose fines and penalties;

•	we may be subject to additional risk if clients fail to pay freelancers for services rendered, as freelancers may seek to hold us responsible for the clients’ conduct and may lose confidence in our platform, may decrease or cease use of our platform, or seek to obtain damages and costs;

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if, for example, freelancers misstate their qualifications or location, provide misinformation, perform services they are not qualified or authorized to provide, produce insufficient or defective work product, or work product with a viral or other harmful effect, clients or other third parties may seek to hold us responsible for the freelancers’ acts or omissions and may lose confidence in our platform, decrease or cease use of our platform, or seek to obtain damages and costs; and

•	we may suffer reputational damage as a result of the occurrence of any of the above.

Despite measures we have taken to detect and reduce the risk of this kind of conduct, we do not have control over users of our platform and cannot ensure that any of our measures will stop illegal or improper uses of our platform. We also have received in the past, and may receive in the future, complaints from clients and other third parties concerning misuse of our platform. We have also brought claims against clients and other third parties for their misuse of our platform, and may be required to bring similar claims in the future. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We may be subject to escrow, payment services, and money transmitter regulations that may adversely affect our business.

Our subsidiary, Upwork Escrow Inc., is licensed as an internet escrow agent under California’s Escrow Law and is subject to regulations applicable to internet escrow agents promulgated by the DBO. As of June 30, 2018, there have been two instances in which we have received inquiries from regulatory authorities inquiring whether we are engaging in payment activities through Upwork Escrow or oDesk, which is now Upwork Global Inc., that require a license in the applicable jurisdiction. In April 2013, we received an inquiry from the Washington Department of Financial Institutions, which was favorably resolved in December 2013. In July 2013, oDesk received an inquiry from the DBO, which was favorably resolved in connection with the combination of Elance and oDesk in 2014.

Although we believe that our operations comply with existing U.S. federal and state, and international laws and regulatory requirements related to escrow, money transmission, and the handling or moving of money, the laws or regulations may change, and interpretations of existing laws and regulations may also change. As a result, Upwork Escrow or Upwork Global could be required to be licensed as an escrow agent or a money transmitter (or other similar licensee) in U.S. states or other jurisdictions or may choose to obtain such a license even if not required. Such a decision could also require Upwork Escrow or Upwork Global to register as a money services business under federal laws and regulations. It is also possible that Upwork Escrow or Upwork Global could become subject to regulatory enforcement or other proceedings in those states or other jurisdictions with escrow, money transmission, or other similar statutes or regulatory requirements related to the handling or moving of money, which could in turn have a significant impact on our business, even if we were to ultimately prevail in such proceedings. Upwork Escrow or Upwork Global may also be required to become licensed as a payment institution (or other similar license) under the European Payment Services Directive or other international laws and regulations. Any developments in the laws or regulation related to escrow, money transmission, or the handling or moving of money, or increased scrutiny of our business may lead to additional compliance costs and administrative overhead.

The application of laws and regulations related to escrow, money transmission, and the handling or moving of money is subject to significant complexity and uncertainty, particularly as they relate to new and evolving business models. If Upwork Escrow or Upwork Global is ultimately deemed to be in violation of one or more escrow or money transmitter or other similar statutes or regulatory requirements related to the handling or moving of money in any U.S. state or other jurisdiction, we may be subject to the imposition of fines, our ability to offer some or all of our services in the relevant jurisdiction may be suspended, and we may be subject to civil liability or criminal liability and our business, operating results, and financial condition could be adversely affected.

Our sales efforts are increasingly targeted at large enterprise clients, and as a result we may encounter greater pricing, implementation, and customization challenges, and we may have to delay revenue recognition for more complicated transactions, all of which could adversely impact our business and operating results.

Our sales efforts are increasingly targeted at large enterprise clients, and as a result we face greater costs, longer sales cycles, and less predictability in completing some of our sales and in increasing spend by existing clients. For larger clients, use of our platform may require approvals by multiple departments and executive-level personnel and require us to provide greater levels of services and client education regarding the uses, benefits, security, privacy, worker classification, payments, and compliance services offered on our platform. Larger enterprises typically have longer decision-making and implementation cycles and may demand more customization, higher levels of support, a broader range of services, and greater payment flexibility. In addition, larger enterprises may require greater functionality and scalability and acceptance provisions that can lead to a delay in revenue recognition. We are often required to spend time and resources to better familiarize potential enterprise clients with the value propositions of our platform generally. Despite our efforts in familiarizing potential enterprise clients with the benefits of our platform, some potential enterprise clients may decide not to use our platform if, among other reasons, they do not feel that their procurement or compliance needs are met. It is more difficult to find sales personnel with the specific skills and technical knowledge needed to sell our Upwork Enterprise offering and other premium offerings. Even if we are able to hire qualified personnel, doing so may be costly. As a result of these factors, sales opportunities with large enterprises may require us to devote greater sales and administrative support and professional services resources to individual clients, which could increase our costs, lengthen our sales cycle, and divert our own sales and professional services resources to a smaller number of larger clients. We may spend substantial time, effort, and money in our sales efforts without being successful in producing sales or growing client spend.

Even if we reach agreement with an enterprise client to use our platform, a significant portion of the fees we typically receive from enterprise clients is contingent on the level of spend by the client. If an enterprise client does not engage freelancers on our platform or uses freelancers for projects of nominal value, our revenue from the relationship may be minimal.

We also have in the past, and may in the future, taken on additional risk for worker classification, privacy, security, work product, payments, or other services for larger clients, or agreed to other terms that are unfavorable to us in order to secure a client’s business or increase their spend. All these factors can add further risk to business conducted with these clients even after a successful sale.

Having an international community of users and engaging freelancers internationally exposes us to risks that could have an adverse effect on our business, operating results, and financial condition.

Even though we currently have a limited physical presence outside of the United States, our users have a global footprint that subjects us to the risks of being found to do business internationally. We have users on our platform located in over 180 countries, including some emerging markets where we have limited experience, where challenges can be significantly different from those we have faced in more developed markets, and where business practices may create greater internal control risks. Further, certain skills and services are offered by freelancers concentrated in countries with higher risks of instability and geopolitical uncertainty, like Russia and Ukraine. In addition, we engage freelancers located in many countries to provide services for our managed services offering and to us for internal projects. Because our website is generally accessible by users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws. Laws outside of the United States regulating internet, payments, escrow, privacy, taxation, terms of service, website accessibility, consumer protection, intellectual property ownership, services intermediaries, labor and employment, wage and hour, worker classification, background checks, and recruiting and staffing companies, among others, which could be interpreted to apply to us, are often less favorable to us than those in the United States, giving greater rights to competitors, users, and other third parties. Compliance with international laws and regulations may be more costly than expected, may require us to change our business practices or restrict our service offerings, and the imposition of any such laws or regulations on us, our users, or third parties that we or our users utilize to provide or use our services, may adversely impact our revenue and business. In addition, we may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements and enhanced legal risks.

Risks inherent in conducting business with an international user base and engaging freelancers globally include, but are not limited to:

•	being deemed to conduct business or have operations in the jurisdictions where we have users and being subject to their laws and regulatory requirements;

•	new or changed regulatory requirements;

•	varying worker classification standards and regulations;

•	organizing or similar activity by local unions, works councils, or similar labor organizations;

•	tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

•	costs of localizing services, including adding the ability for clients to pay in local currencies;

•	lack of acceptance of localized services;

•	difficulties in and costs of staffing, managing, and operating international operations or support functions;

•	tax issues;

•	weaker intellectual property protection;

•	economic weakness or currency related challenges or crises;

•	the burden of complying with a wide variety of laws that may be deemed to apply to us, including those relating to labor and employment matters (including but not limited to requirements with respect to works councils or similar labor organizations), consumer and data protection, privacy, network security, encryption, data residency, and taxes, as well as securing expertise in local law and related practices;

•	our ability to adapt to sales practices and client requirements in different cultures;

•	fluctuations in foreign currency exchange rates;

•	compliance with U.S. and foreign laws designed to combat money laundering and the financing of terrorist activities;

•	corporate or state-sponsored espionage or cyberterrorism;

•	macroeconomic conditions in certain foreign jurisdictions; and

•	political instability and security risks in countries where we have users.

The risks described above may also make it difficult for us to expand our operations internationally. Analysis of, and compliance with, global laws and regulations may substantially increase our cost of doing business. We may be unable to keep current with changes in laws and regulations as they develop. Although we have implemented policies and procedures designed to analyze whether these laws apply and, if applicable, support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, users, and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, interest, costs and fees (including but not limited to legal fees), injunctions, loss of intellectual property rights, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of global operations and supporting an international user base successfully, our business, operating results, and financial condition could be adversely affected.

If we are unable to maintain our payment partners and bank relationships, or if our disbursement partners encounter business difficulties, our business could be adversely affected.

Our payment partners consist of payment processors and disbursement partners. We rely on banks and card processors to provide clearing, processing, and settlement functions for the funding of all transactions on our platform. We also rely on a network of disbursement partners to disburse funds to users.

Our payment partners are critical to our business. In order to maintain these relationships, we have in the past, and may in the future, be forced to agree to terms that are unfavorable to us. If we are unable to maintain our agreements with current payment partners on favorable terms, or we are unable to enter into new agreements with new payment partners, our ability to disburse transactions and our revenue and business may be adversely affected. This could occur for a number of reasons, including the following:

•	our payment partners may be unable to effectively accommodate changing service needs, such as that which could result from rapid growth or higher volume;

•	our payment partners could choose to terminate or not renew their agreements with us, or only be willing to renew on different or less advantageous terms;

•	our payment partners could reduce the services provided to us, cease doing business with us, or cease doing business altogether;

•	our payment partners could be subject to delays, limitations, or closures of their own businesses, networks, or systems, causing them to be unable to process payments or disburse funds for certain periods of time; or

•	we may be forced to cease doing business with payment processors if card association operating rules, certification requirements and laws, regulations, or rules governing electronic funds transfers to which we are subject change or are interpreted to make it difficult or impossible for us to comply.

We have experienced growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we are unable to manage our growth effectively, our revenue and profits could be adversely affected.

We have experienced growth in a relatively short period of time. For example, our revenue grew from $164.4 million in 2016 to $202.6 million in 2017. We plan to continue to expand our operations and personnel significantly. Sustaining our growth will place significant demands on our management as well as on our administrative, operational, and financial resources. To manage our growth, we must continue to improve our operational, financial, and management information systems; expand, motivate, and effectively manage our workforce; and effectively collaborate with our third-party partners. If we are unable to manage our growth successfully without compromising our quality of service or our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, operating results, financial condition, and ability to successfully market our platform and serve our users could be adversely affected.

Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our financial condition and operating results could differ materially from our expectations, our growth rates may slow, and our business would be adversely impacted.

Our revenue growth and ability to achieve and sustain profitability will depend in part on being able to expand our sales force and increase the productivity of our sales force.

We have only recently begun generating revenue from our Upwork Enterprise offering and other premium offerings. In order to increase our revenue from these offerings and achieve and sustain profitability, we must increase the size of our sales force and generate additional revenue from new and existing users.

There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales and sales support personnel to support our growth. New sales personnel require significant training and can take a number of months to achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect and if our new sales personnel do not become fully productive on the timelines that we have projected, or at all, our revenue will not increase at anticipated rates, or at all, and our ability to achieve long-term projections may be negatively impacted. We may also be unable to hire or retain a sufficient number of qualified sales personnel. Furthermore, hiring sales personnel in new markets requires additional costs that we may not recover if the sales personnel fail to achieve full productivity. If we are unable to hire and train a sufficient number of effective sales personnel, or if our sales personnel are not successful in obtaining new business or increasing sales to our existing user base, our business will be adversely affected.

Our user growth and engagement on mobile devices depend upon effective operation with mobile operating systems, networks, and standards that we do not control.

Mobile devices are increasingly used for ecommerce transactions. A significant and growing portion of our users access our platform through mobile devices. There is no guarantee that popular mobile devices will continue to support our platform, or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our website or applications or give preferential treatment to competitors could adversely affect our platform’s usage on mobile devices. Additionally, in order to deliver high-quality mobile products, it is important that our products are designed effectively and work well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices or users find our mobile offering does not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices, or if our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and user engagement could be adversely impacted.

If internet search engines’ methodologies or other channels that we utilize to direct traffic to our website are modified, or our search result page rankings decline for other reasons, our user growth could decline.

We depend in part on various internet search engines, such as Google and Bing, as well as other channels to direct a significant amount of traffic to our website. Our ability to maintain the number of visitors directed to our website is not entirely within our control. For example, our competitors’ search engine optimization and other efforts may result in their websites receiving a higher search result page ranking than ours, internet search engines or other channels that we utilize to direct traffic to our website could revise their methodologies in a manner that adversely impacts traffic to our website, or we may make changes to our website that adversely impact our search engine optimization rankings and traffic. As a result, links to our website may not be prominent enough to drive sufficient traffic to our website, and we may not be able to influence the results.

We may experience a decline in traffic to our website if third-party browser technologies are changed, or search engine or other channels that we utilize to direct traffic to our website change their methodologies or rules, to our disadvantage. We expect the search engines and other channels that we utilize to drive users to our website to continue to periodically change their algorithms, policies, and technologies. These changes may result in an interruption in users’ ability to access our website or impair our ability to maintain and grow the number of users who visit our website. We may also be forced to significantly increase marketing expenditures in the event that market prices for online advertising and paid-listings escalate or our organic ranking decreases. Any of these changes could have an adverse impact on our business and operating results.

We rely on Amazon Web Services to deliver our platform to our users, and any disruption of service from Amazon Web Services or material change to our arrangement with Amazon Web Services could adversely affect our business.

We currently host our platform, serve our users, and support our operations using Amazon Web Services, or AWS, a provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions to our platform. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to users, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements on commercially reasonable terms, our agreements are prematurely terminated, or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If these providers increase the cost of their services, we may have to increase the fees to use our platform, and our operating results may be adversely impacted.

If we or our third-party partners experience a security breach and unauthorized parties obtain access to our users’ data, our data, or our platform, networks, or other systems, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, our operations may be disrupted, we may incur significant legal liabilities, and our business could be adversely affected.

Our business involves the storage, processing, and transmission of users’ proprietary, confidential, and personal information as well as the use of third-party partners who store, process, and transmit users’ proprietary, confidential, and personal information. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users’ data, the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users. Any of these could expose us to claims, litigation, fines, and potential liability. An increasing number of online services have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose users. Data security breaches and other data security incidents may also result from non-technical means, for example, actions by employees or contractors, such as freelancers that we engage on our platform to perform services for us. Any compromise of our or our third-party partners’ security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could adversely impact our business.

Our and our third-party partners’ systems may be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional service provider actions, and similar disruptions that could make all or portions of our website or applications unavailable for periods of time. We may need to expend significant resources to protect against, and to address issues created by, security breaches and other incidents. Security breaches and other security incidents, including any breaches of our security measures or those of parties with which we have commercial relationships (e.g., freelancers or other third-party service providers who provide development or other services to us) that result in the unauthorized access of users’ confidential, proprietary or personal information, or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Significant unavailability of our platform due to attacks could cause users to cease using our platform and adversely affect our business. Although we maintain cyber liability insurance, we cannot be certain our coverage will be adequate for liabilities actually incurred or will continue to be available to us on reasonable terms, or at all.

Errors, defects, or disruptions in our platform could diminish demand, adversely impact our financial results, and subject us to liability.

Our users utilize our platform for important aspects of their businesses, and any errors, defects, or disruptions in our platform, or other performance problems with our platform could harm our brand and reputation and may damage the businesses of users. We are also reliant on third-party software and infrastructure, including the infrastructure of the internet, to provide our platform. Any failure of or disruption to this software and infrastructure could also make our platform unavailable to our users. Our platform is constantly changing with new updates, which may contain undetected errors when first introduced or released. Any errors, defects, disruptions in service, or other performance or stability problems with our platform could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, our inability to timely and accurately maintain our financial records, inaccurate or delayed invoicing of clients, delay of payment to us or freelancers, or claims by users for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help resolve the issue. Accordingly, any errors, defects, or disruptions in our platform could adversely impact our brand and reputation, revenue, and operating results.

Changes in laws or regulations relating to privacy or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could adversely affect our business.

We receive, collect, store, process, transfer, and use personal information and other user data. There are numerous federal, state, local, and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries, or conflict with other laws and regulations. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users’ data, or their interpretation, or any changes regarding the manner in which the express or implied consent of users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, European legislators have adopted the General Data Protection Regulation, or GDPR, which became effective in May 2018, superseded current European Union data protection legislation, imposes more stringent European Union data protection requirements, and provides for significant penalties for noncompliance. The GDPR creates new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases financial penalties for noncompliance (including possible fines of up to 4% of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious violations). As a result, we may need to modify the way we treat such information. Further, the United Kingdom initiating a process to leave the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, although the United Kingdom has proposed a Data Protection Bill that would be substantially consistent with the GDPR, this bill remains in the legislative process in the United Kingdom and it remains unclear whether it will be enacted or what it will provide for if enacted.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform.

Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Further, public scrutiny of or complaints about technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

The applicability of sales, use, and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be interpreted as applying or otherwise applied to us or users of our platform, which could subject us to additional tax liability and related interest and penalties, and adversely impact our business.

The application of federal, state, local, and international tax laws to services provided over the internet is evolving. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the internet and ecommerce. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. New income, sales, use, value-added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the internet or could otherwise affect our financial position and operating results. Many countries in the European Union, as well as a number of other countries and organizations, such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. In addition, tax reform legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted in the United States in December 2017. We continue to review the impact of these tax reforms on our business. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain.

We may also be subject to non-income taxes, such as payroll, sales, use, value-added, and goods and services taxes in the United States and various foreign jurisdictions. In certain jurisdictions, we collect and remit indirect taxes on our fees. However, tax authorities may raise questions about, challenge or disagree with our calculation, reporting, or collection of taxes and may require us to remit additional taxes and interest, and could impose associated penalties and fees. Should any new taxes become applicable, or if the taxes we pay are found to be deficient, our business could be adversely impacted. We have in the past, and may in the future, be audited by tax authorities with respect to non-income taxes and may have exposure to additional non-income tax liabilities, which could have an adverse effect on our operating results and financial condition. In addition, our future effective tax rates could be favorably or unfavorably affected by changes in tax rates, changes in the valuation of our deferred tax assets or liabilities, the effectiveness of our tax planning strategies, or changes in tax laws or their interpretation. Such changes could have an adverse impact on our financial condition.

Moreover, state, local, and foreign tax jurisdictions have differing rules and regulations governing sales, use, value-added, and other taxes, and these rules and regulations can be complex and are subject to varying interpretations and enforcement positions that may change over time. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us or our users to pay additional tax amounts on prior sales and going forward, as well as require us or our users to pay fines, penalties, and interest for past amounts. Although our terms of service require our users to pay all applicable sales and other taxes and to indemnify us for any requirement by us to pay any withholding amount to the appropriate authorities, our users may be reluctant to pay back taxes and associated interest or penalties and may fail to indemnify us, we may determine that it would not be commercially feasible or cost-effective to seek reimbursement, or the indemnification obligation may be deemed unenforceable. If we are required to collect and pay back taxes and associated interest and penalties, or we are unsuccessful in collecting such amounts from our users, we could incur potentially substantial unplanned expenses, thereby adversely impacting our operating results and cash flows.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our operating results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Failure to comply with anti-corruption, anti-money laundering, and sanctions laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We have voluntarily implemented an anti-money laundering program designed to address the risk of our platform being used to facilitate money laundering, terrorist financing, and other illicit activity. We also have policies and procedures designed to comply with U.S. economic sanctions laws and prevent our platform from being used to facilitate business in countries, or with persons or entities, included on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls and equivalent foreign authorities. Although we have a program that we believe is reasonably designed to allow us to comply with applicable laws, rules, and regulations, we may still be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state attorneys general, as well as those levied by foreign regulators in the event that we engage in any conduct, intentionally or not, that facilitates money laundering, terrorist financing, or other illicit activity, or that violates sanctions or otherwise constitutes sanctionable activity. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil lawsuits, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation and could cause us to lose existing users, prevent us from obtaining new users, require us to expend significant funds to remedy problems caused by violations and to avert further violations, and expose us to legal risk and potential liability.

We are subject to the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the United Kingdom Bribery Act 2010, U.S. and foreign laws relating to economic sanctions, including the laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (including the Crimea and Ukraine and Russia-related sanctions), and may be subject to other anti-bribery, anti-money laundering, and sanctions laws in countries in which we conduct activities or have users. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their agents and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We intend to implement an anti-corruption compliance program prior to this offering, and we cannot ensure that all of our employees, users, and agents, as well as those contractors to which we outsource certain of our business operations, will not take actions in violation of our policies or agreements and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, other applicable anti-corruption laws, and other applicable laws could result in investigations and actions by federal or state Attorneys General or foreign regulators, loss of export privileges, severe criminal or civil fines and penalties or other sanctions, forfeiture of significant assets, whistleblower complaints, and adverse media coverage, which could have an adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Failure to protect our intellectual property could adversely affect our business.

Our success depends in large part on our proprietary technology and data. We rely on various intellectual property rights, including patents, copyrights, trademarks, and trade secrets, as well as confidentiality provisions and contractual arrangements, to protect our proprietary rights. If we do not protect and enforce our intellectual property rights successfully, our competitive position may suffer, which could adversely impact our operating results.

Our pending patent or trademark applications may not be approved, or competitors or others may challenge the validity, enforceability, or scope of our patents, the registrability of our trademarks, or the trade secret status of our proprietary information. There can be no assurance that additional patents will be issued or that any patents that are issued will provide significant protection for our intellectual property. In addition, our patents, copyrights, trademarks, trade secrets, and other intellectual property rights may not provide us a significant competitive advantage. There is no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file patents and when and how to maintain and protect trade secrets, will be adequate to protect our business.

Moreover, recent amendments to, developing jurisprudence regarding, and possible changes to intellectual property laws and regulations, including U.S. and foreign patent law, may affect our ability to protect and enforce our intellectual property rights. In addition, the laws of some countries do not provide the same level of protection for our intellectual property as do the laws of the United States. As our global reputation grows and/or we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information will likely increase. Despite our precautions, our intellectual property is vulnerable to unauthorized access through employee or third-party error or actions, theft, cybersecurity incidents, and other security breaches and incidents. It is possible for third parties to infringe upon or misappropriate our intellectual property, to copy our platform, and to use information that we regard as proprietary to create products and services that compete with ours. Effective intellectual property protection may not be available to us in every country in which our platform is available. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Further, certain countries impose additional conditions on the transfer of intellectual property rights from individuals to companies, which may make it more difficult for us to secure and maintain intellectual property protection in those countries. We may need to expend additional resources to defend our intellectual property rights domestically or internationally, which could be costly, time consuming, and distracting to management and could impair our business or adversely affect our domestic or international expansion. Moreover, we may not pursue or file patent applications or apply for registration of copyrights or trademarks in the United States and foreign jurisdictions in which we have a presence with respect to our potentially patentable inventions, works of authorship, and marks and logos for a variety of reasons, including the cost of procuring such rights and the uncertainty involved in obtaining adequate protection from such applications and registrations. If we cannot adequately protect and defend our intellectual property, we may not remain competitive, and our business, operating results, and financial condition may be adversely affected.

We enter into confidentiality and invention assignment or intellectual property ownership agreements with our employees and contractors and enter into confidentiality agreements with other parties. In addition, for employees of third-party staffing providers or other contractors, the employer enters into these agreements with individual workers. We cannot ensure that these agreements, or all the terms thereof, will be enforceable or compliant with applicable law, or otherwise effective in controlling access to, use of, and distribution of our proprietary information or in effectively securing exclusive ownership of intellectual property developed by our current or former employees and contractors. For example, when working with contractors, particularly those who are off-site, it may be more difficult to control use of confidential materials, increasing the risk that our source code or other confidential or trade secret information may be exposed. Further, these agreements with our employees, contractors and other parties may not prevent other parties from independently developing technologies that are substantially equivalent or superior to our platform.

We may need to spend significant resources securing and monitoring our intellectual property rights, and we may or may not be able to detect infringement by third parties. Our competitive position may be adversely impacted if we cannot detect infringement or enforce our intellectual property rights quickly or at all. In some circumstances, we may choose not to pursue enforcement because an infringer has a dominant intellectual property position or for other business reasons. In addition, competitors might avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. We have in the past been forced to rely on litigation, opposition, and cancellation actions, and other claims and enforcement actions, to protect our intellectual property, including to dispute registration or use of marks that may be confusingly similar to our own marks. Similar claims and other litigation may be necessary in the future to enforce and protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses; counterclaims attacking the scope, validity, and enforceability of our intellectual property rights; or with counterclaims and countersuits asserting infringement by us of third-party intellectual property rights. Our failure to secure, protect, and enforce our intellectual property rights could adversely affect our brand and our business, and we could lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others.

We are vulnerable to intellectual property infringement claims and challenges to our intellectual property rights brought against us by third parties.

We operate in a highly competitive industry, and there has been considerable activity in our industry to develop and enforce intellectual property rights. Successful intellectual property infringement claims against us or our users or clients could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that aspects of our platform, content, and brand names do not or will not infringe valid patents, trademarks, copyrights, or other intellectual property rights held by third parties. We have in the past, and may in the future, be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. Our competitors have in the past, and may in the future, challenge our registration or use of our trademarks, including “Upwork,” and, if successful, such a challenge could adversely affect our business. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to cease selling or using products and services that incorporate the intellectual property that we allegedly infringe, make substantial payments for legal fees, settlement payments, or other costs or damages, obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all, or redesign the allegedly infringing products and services to avoid infringement, which could be costly, time-consuming, or impossible. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering aspects of our platform, or require that we comply with other unfavorable terms. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. We may also be obligated to indemnify certain clients on our platform or strategic partners or others in connection with such infringement claims, or to obtain licenses from third parties or modify our platform, and each such obligation could further exhaust our resources. Some of our infringement indemnification obligations related to intellectual property are contractually capped at a very high amount or not capped at all.

Any lawsuits resulting from allegations of intellectual property infringement could subject us to significant legal costs and liability for damages and invalidate our proprietary rights. Any potential future intellectual property disputes or litigation also could force us to do one or more of the following:

•	cease conducting certain operations in some or all jurisdictions, or stop using technology that contains the allegedly infringing intellectual property;

•	stop using the name “Upwork” or other trademarks in some or all jurisdictions;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	make expensive changes in our methods of doing business; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results. We expect that the occurrence of infringement claims is likely to grow as the market for freelancers and the clients that engage them grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Our revenue growth depends in part on the success of our strategic relationships with third parties and their continued performance.

To grow our business, we anticipate that we will need to continue to establish and maintain relationships with third parties, such as staffing providers, banks, and payment processing and disbursement providers. For example, we work with third-party staffing providers that support our employment offering for our platform and premium offerings. As our agreements with third-party partners terminate or expire, we may be unable to renew or replace these agreements on comparable terms, or at all. Moreover, we cannot guarantee that the parties with which we have strategic relationships will continue to devote the resources necessary to expand our reach, increase our distribution, and support an increased number of users and associated use cases. Further, some of our strategic partners offer, or could offer, competing products and services or also work with our competitors. As a result of these factors, many of our third-party partners may choose to develop alternative products and services in addition to, or in lieu of our platform, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete or to grow our total revenue could be impaired and our operating results may be adversely impacted. Even if we are successful in establishing and maintaining these relationships with third parties, we cannot ensure that these relationships will result in increased usage of our platform or increased revenue.

Our ability to attract and retain users is dependent in part on ease and reliability of use and the quality of our support, and any failure to offer high-quality support could adversely impact our business, operating results, and financial condition.

Our ability to attract and retain users is dependent in part on the ease and reliability of our platform, including our ability to provide high-quality support. Our users depend on our support organization to resolve any issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract, resource, and retain service providers who are not only qualified to support users of our platform, but are also well versed in our platform. As we seek to continue to grow our international user base, our support organization will face additional challenges, including those associated with delivering support and documentation in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to sell our platform to existing and prospective users, and could adversely impact our business, operating results, and financial condition.

Our business depends largely on our ability to attract and retain talented employees, including senior management and key personnel. If we lose the services of Stephane Kasriel, our President and Chief Executive Officer, or other members of our senior management team, we may not be able to execute on our business strategy.

Our future success depends on our continuing ability to attract, train, assimilate, and retain highly-skilled personnel, including software engineers and sales personnel. We face intense competition for qualified individuals from numerous software and other technology companies. In addition, competition for qualified personnel, particularly software engineers, is particularly intense in the San Francisco Bay Area, where our headquarters are located. We may not be able to retain our current key employees or attract, train, assimilate, or retain other highly-skilled personnel in the future. We may incur significant costs to attract and retain highly-skilled personnel, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. To the extent we move into new geographies, we would need to attract and recruit skilled personnel in those areas. If we are unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational, and managerial requirements, on a timely basis or at all, our business may be adversely affected.

Our future success also depends in large part on the continued services of senior management and other key personnel. In particular, we are dependent on the services of Stephane Kasriel, our President and Chief Executive Officer, and our technology, platform, future vision, and strategic direction could be compromised if he were to take another position, become ill or incapacitated, or otherwise become unable to serve as our President and Chief Executive Officer. We rely on our leadership team in the areas of operations, security, marketing, sales, support, and general and administrative functions, and on individual contributors on our research and development team. Our senior management and other key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason, and without notice. Historically, we have maintained, and currently we maintain, a key-person life insurance policy only on our President and Chief Executive Officer. If we lose the services of senior management or other key personnel, or if we are unable to attract, train, assimilate, and retain the highly-skilled personnel we need, our business, operating results, and financial condition could be adversely affected.

Volatility or lack of appreciation in our stock price may also affect our ability to attract new talent and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own, or the shares underlying their vested options, have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, or if we need to increase our compensation expenses to retain our employees, our business, operating results, financial condition, and cash flows could be adversely affected.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the                 , and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve or otherwise change over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards (or changing interpretations of them), and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected. We also expect that being a public company and the associated rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee, and nominating and governance committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

In addition, as a result of our disclosure obligations as a public company, we will have reduced flexibility and will be under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We have identified a material weakness in our internal control over financial reporting and if our remediation of this material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable law and regulations could be impaired.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company, as defined in the JOBS Act. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

In connection with the preparation of our consolidated financial statements, we identified a number of adjustments to our consolidated financial statements that resulted in a revision to previously issued financial statements. As a result of these adjustments, for the year ended December 31, 2016, net loss increased by $0.3 million and cash flows from operations decreased by $0.3 million. There was no impact to cash flows from investing or financing activities for the year ended December 31, 2016. Moreover, total assets decreased by $0.5 million and total liabilities increased by $0.7 million as of December 31, 2016. These adjustments were related to complexities involving the accounting for financial instruments and treasury activities. We identified the cause of these adjustments was due to growth in the business, which required additional qualified accounting personnel with an appropriate level of experience, and additional controls in the period-end financial reporting process commensurate with the complexity of the business. Accordingly, we have determined that this control deficiency constituted a material weakness in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in our internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis. This deficiency could result in additional misstatements to our consolidated financial statements that would be material and would not be prevented or detected on a timely basis.

We have begun evaluating and implementing additional procedures in order to remediate this material weakness, however, we cannot assure you that these or other measures will fully remediate the material weakness in a timely manner. As part of our remediation plan to address the material weakness identified above, we hired a new Chief Financial Officer in October 2017. In addition, as of July 2018, we hired five additional accounting and finance employees with the specific technical accounting and financial reporting experience necessary for a public company, including a senior director of technical accounting, a senior manager of accounting operations, and additional treasury analysts. We have hired these personnel after considering the appropriateness of each individual’s experience and believe that these personnel are qualified to serve in their current respective roles. We will continue to assess the adequacy of our accounting and finance personnel and resources, and will add additional personnel, as well as adjust our resources, as necessary, commensurate with any increase in the size and complexity of our business. We also increased the depth and level of review procedures with regard to financial reporting and internal control procedures. Despite this, there was insufficient time to remediate this material weakness. If we are unable to remediate the material weakness, or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports in a timely manner. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, including as a result of the material weakness described above, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on                 .

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, or U.S. GAAP, requires management to make estimates, judgments, and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity as of the date of the financial statements, and the amount of revenue and expenses, during the periods presented, that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to determination of revenue recognition, the useful lives of assets, assessment of the recoverability of long-lived assets, goodwill impairment, allowance for doubtful accounts, reserves relating to transaction losses, the valuation of warrants, stock-based compensation, and accounting for income taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our common stock.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in interpretation, we might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target, which may negatively impact our financial results.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which could adversely impact our operating results.

We may expand the geographic scope of our operations and staff to support our global user base. Our corporate structure and associated transfer pricing policies contemplate future growth into international markets, and consider the functions, risks, and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to the intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

U.S. federal income tax reform could adversely affect us.

In December 2017, the Tax Act was enacted, which significantly reforms the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The Tax Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and the use of net operating losses generated in tax years beginning after December 31, 2017, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. The Tax Act could have material adverse impacts on our business, cash flows, operating results or financial conditions, and we continue to examine the impact such reform may have.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2017, we had net operating loss carryforwards for U.S. federal income tax purposes and state income tax purposes of $172.9 million and $38.5 million, respectively, available to offset future taxable income. If not utilized, the federal net operating loss carryforward amounts will begin to expire in 2019, and the state net operating loss carryforward amounts will being to expire in 2028. Realization of these net operating loss carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results.

In addition, under Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We have not yet determined the consequences to our business of the Tax Act, which could have a material impact on the value of our deferred tax assets and could increase our future U.S. tax expense. For more information, see Note 12 of the notes to our consolidated financial statements. However, we anticipate that any adjustment to provisional amounts recorded would be fully offset by a corresponding change to our valuation allowance.

Our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform.

Our platform incorporates certain open source software. An open source license typically permits the use, modification, and distribution of software in source code form subject to certain conditions. Some open source licenses contain conditions that any person who distributes a modification or derivative work of software that was subject to an open source license make the modified version subject to the same open source license. Distributing software that is subject to this kind of open source license can lead to a requirement that certain aspects of our platform be distributed or made available in source code form. Although we do not believe that we have used open source software in a manner that might condition its use on our distribution of any portion of our platform in source code form, the interpretation of open source licenses is legally complex and, despite our efforts, it is possible that we may be liable for copyright infringement, breach of contract or other claims if our use of open source software is adjudged to not comply with the applicable open source licenses.

Moreover, we cannot ensure that our processes for controlling our use of open source software in our platform will be effective. If we have not complied with the terms of an applicable open source software license, we may need to seek licenses from third parties to continue offering our platform and the terms on which such licenses are available may not be economically feasible, to re-engineer our platform to remove or replace the open source software, to discontinue the sale of our platform if re-engineering could not be accomplished on a timely basis, to pay monetary damages, or to make available the source code for aspects of our proprietary technology, any of which could adversely affect our business, operating results, and financial condition.

In addition to risks related to license requirements, use of open source software can involve greater risks than those associated with use of third-party commercial software, as open source licensors generally do not provide warranties, assurances of title, performance, or non-infringement, or controls on the origin of the software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our platform.

Clients may fail to pay their invoices, necessitating action by us to compel payment.

In connection with our Upwork Enterprise offering, we advance payments to freelancers for invoiced services on behalf of the client and subsequently invoice the client for such services. In addition, in certain instances, we will advance payment on a freelancer invoice if the client issues a chargeback or their payment method is declined and the freelancer assigns us the right to recover any funds from the client. If a client fails to pay for these services rendered by a freelancer, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the applicable enterprise agreement or our terms of service, including through litigation. Furthermore, some clients may seek bankruptcy protection or other similar relief and fail to pay amounts due, or pay those amounts more slowly, either of which could adversely affect our operating results, financial position, and cash flow.

Our business model may subject us to disputes between users of our platform.

Our business model involves connecting freelancers and clients that contract directly through our platform. Freelancers and clients are free to negotiate any contract terms they choose, but we also provide optional service contract terms that they can use. It is possible that disputes may arise between freelancers and clients with regard to their contract terms, or otherwise, including with respect to service standards, payment, confidentiality, work product, and intellectual property ownership and infringement. If either party believes the contract terms were not met, our standard terms provide a mechanism for the parties to request assistance from us, and, for some contracts, if that is unsuccessful, they may choose to resolve the dispute with the help of a third-party arbitrator. Whether or not freelancers and clients decide to seek assistance from us, if these disputes are not resolved amicably, the parties might escalate to formal proceedings, such as by filing claims with a court or arbitral authority. Given our role in facilitating and supporting these arrangements, it is possible that claims will be brought against us directly as a result of these disputes, or that freelancers or clients may bring us into any claims filed against each other. We include language in our user agreements disclaiming responsibility or liability for any disputes between users (except with respect to the specified dispute assistance program); however, we cannot guarantee that these terms will, in all circumstances, be effective in preventing or limiting our involvement in user disputes. Even if these claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain performance metrics, including GSV, the number of core clients, and client spend retention, with internal tools, which are not independently verified by any third-party. Our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal tools we use to track these metrics undercount or over count performance or contain algorithm or other technical errors, the data we report may not be accurate. In addition, limitations or errors with respect to how we measure data (or the data that we measure) may affect our understanding of certain details of our business, which could affect our longer term strategies. If our performance metrics are not accurate representations of our business, user base, or traffic levels; if we discover material inaccuracies in our metrics; or if the metrics we rely on to track our performance do not provide an accurate measurement of our business, our reputation may be harmed, and our operating and financial results could be adversely affected.

We may be unable to integrate acquired businesses and technologies successfully or to achieve the expected benefits of such acquisitions. We may acquire or invest in additional companies, which may divert our management’s attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business.

Our business strategy may, from time to time, include acquiring other complementary products, technologies, or businesses. An acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, services, personnel, or operations of the acquired companies particularly if the key personnel of the acquired companies choose not to work for us, if an acquired company’s software is not easily adapted to work with ours, or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities.

We may in the future seek to acquire or invest in additional businesses, products, technologies, or other assets. We also may enter into relationships with other businesses to expand our platform or our ability to provide our platform in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. Negotiating these transactions can be time consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders’ ownership interest;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur expenses or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures;

•	encounter difficulties in assimilating acquired operations and development cultures;

•	encounter diversion of management’s attention to other business concerns; and

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

Any of these risks could adversely impact our business and operating results.

We may be required to comply with governmental export control laws and regulations. Our failure to comply with these laws and regulations could have an adverse effect on our business and operating results.

We may be subject to U.S. export controls and sanctions regulations that prohibit the shipment or provision of certain products and services to certain countries, governments, and persons targeted by U.S. sanctions. While we take precautions to prevent aspects of our platform from being exported in violation of these laws, including implementing internet protocol address blocking, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us.

In addition, various countries regulate the import and export of certain encryption and other technology, including imposing import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute aspects of our platform or could limit our users’ ability to access our platform in those countries. Changes in our platform, or future changes in export and import regulations may prevent our international users from utilizing our platform or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our products would likely adversely affect our business, operating results, and financial results.

Our Loan Agreement provides our lender with a first-priority lien against substantially all of our assets (excluding our intellectual property), and contains financial covenants and other restrictions on our actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our Loan Agreement restricts our ability to, among other things:

•	incur additional indebtedness;

•	sell certain assets;

•	declare dividends or make certain distributions; and

•	undergo a merger or consolidation or other transactions.

In addition, the interest rates we pay under our Loan Agreement are derived from the prime rate, which has increased recently, and may increase in the future. Interest rate increases will result in us having to make higher interest payments and reduce the amount of working capital available to us. Our Loan Agreement also prohibits us from falling below an adjusted quick ratio and below certain quarterly EBITDA thresholds. Our ability to comply with these EBITDA thresholds and other covenants is dependent upon our future business performance.

Our failure to comply with the covenants or payment requirements, or the occurrence of other events specified in our Loan Agreement, could result in an event of default under the credit agreement, which would give our lender the right to terminate their commitments to provide additional loans under the credit agreement and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, we have granted our lender first-priority liens against substantially all of our assets, as collateral, excluding our intellectual property (but including proceeds therefrom) and the funds and assets held by Upwork Escrow. We have also agreed to a negative pledge on our intellectual property. Failure to comply with the covenants or other restrictions in the credit agreement could result in a default. If the debt under our credit agreement was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results. This could potentially cause us to cease operations and result in a complete loss of your investment in our common stock.

We may require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital may adversely affect our operating results and financial condition.

In order to support our growth and respond to business challenges, such as developing new features or enhancements to our platform, acquiring new technologies, and improving our infrastructure, we have made significant financial investments in our business and we intend to continue to make such investments. As a result, we may need to engage in equity or debt financings to provide the funds required for these investments and other business endeavors. If we raise additional funds through equity or convertible debt issuances, our existing stockholders may suffer significant dilution and these securities could have rights, preferences, and privileges that are superior to that of holders of our common stock. If we obtain additional funds through debt financing, we may not be able to obtain such financing on terms favorable to us. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be adversely affected, requiring us to delay, reduce, or eliminate some or all of our operations.

We are an emerging growth company, and we cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last day of our then most recently completed second fiscal quarter.

We cannot predict if investors will find our common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future operating results may not be as comparable to the operating results of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our reported financial results may be adversely affected by changes in U.S. GAAP.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

In particular, in May 2014, the FASB issued ASC 606, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As an “emerging growth company,” we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to take advantage of this extended transition period under the JOBS Act with respect to ASC 606, which will result in ASC 606 becoming effective for us for the year ending December 31, 2019. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

We are evaluating ASC 606 and have not determined the impact it may have on our financial reporting. If, for example, we were required to recognize revenue differently with respect to our subscriptions or professional services, the differential revenue recognition may cause variability in our reported operating results due to periodic or long-term changes in the mix among our subscription offerings.

As an “emerging growth company,” we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to take advantage of this extended transition period under the JOBS Act. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.

As we expand our international footprint, we become more exposed to the effects of fluctuations in currency exchange rates. Although we expect an increasing number of sales contracts to be denominated in currencies other than the U.S. dollar in the future, all of our sales contracts have historically been denominated in U.S. dollars. However, we offer clients the option to settle invoices denominated in U.S. dollars in Euro, the British Pound, the Australian dollar, or the Canadian dollar, and therefore, our revenue is subject to foreign currency risk. While we currently use derivative instruments to hedge certain exposures to fluctuations in foreign currency exchange rates, the use of such hedging activities may not offset any, or more than a portion, of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, a strengthening of the U.S. dollar could increase the real cost of transacting on our platform to clients located outside of the United States and could result in a loss of such clients, which could adversely affect our business, operating results, financial condition, and cash flows.

We may be adversely affected by natural disasters and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

A significant natural disaster, such as an earthquake, blizzard, hurricane, fire or flood, or other catastrophic events, such as a power loss or telecommunications failure, could have a material adverse impact on our business, financial condition, and operating results. In the event of natural disaster or other catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity and potentially subject to catastrophic fires.

In addition, natural disasters and other catastrophic events could affect our partners’ ability to perform services for users on a timely basis. In the event any such partners’ information technology systems or service abilities are hindered by any of the events discussed above, our ability to provide marketplace and other services may be impaired, resulting in missing financial targets for a particular quarter or year, or longer period. Further, if a natural disaster or other catastrophic event occurs in a region from which we derive a significant portion of our revenue, users in that region may delay or forego use of our marketplace or other services, which may adversely impact our operating results. In addition, acts of terrorism, civil disorder, or military conflict could cause disruptions in our business or the business and activity of our partners, users, or the economy as a whole. These disruptions may be more severe than in the case of natural disasters. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. To the extent that any of the above results in delays or reductions in marketplace availability, activities or other services, our business, financial condition and operating results would be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us, and may vary from the market price of our common stock following this offering. The market prices of the securities of newly public companies such as ours have historically been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	actual or anticipated fluctuations in our revenue and other operating results;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	negative publicity related to the real or perceived quality of our platform, as well as the failure to timely launch new products and services that gain market acceptance;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of new products or services, commercial relationships, or significant technical innovations;

•	acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us, litigation involving our industry, or both;

•	developments or disputes concerning our or other parties’ products, services or intellectual property rights;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the expiration of contractual lock-up or market stand-off agreements; and

•	sales of shares of our common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, and technology companies in particular, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales of substantial amounts of our common stock in the public markets, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales could occur, could cause the market price of our common stock to decline and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions, we, all of our directors and executive officers, and substantially all of the holders of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, are subject to market stand-off agreements with us or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting,” not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of each of Citigroup Global Markets Inc. and Jefferies LLC on behalf of the underwriters, for a period of 180 days from the date of this prospectus. These agreements are subject to certain customary exceptions. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, as of December 31, 2017, we had stock options outstanding that, if fully exercised, would result in the issuance of 23,607,746 shares of common stock. We also granted options to purchase 4,068,996 shares of our common stock after December 31, 2017. All of the shares of common stock issuable upon the exercise or settlement of stock options, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market stand-off agreements and applicable vesting requirements.

Immediately following this offering, the holders of 58,626,657 shares of our common stock, as of December 31, 2017, have rights, subject to some conditions, to require us to file registration statements for the public resale of the common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments, or otherwise. We also expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

The concentration of our stock ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

We anticipate that our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately         % of our common stock outstanding after this offering (or         % if the underwriters exercise their option to purchase additional shares in full). As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other stockholders may view as beneficial.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Even if our stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results.

An active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on                 , however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us, the underwriters, and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance of                  shares of common stock in this offering, you will experience immediate dilution of $            per share, the difference between the

price per share you pay for our common stock and its pro forma net tangible book value per share as of December 31, 2017. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding stock options are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See the section titled “Dilution” for additional information.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, operating results, and prospects could be adversely affected, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions under the terms of our credit agreement. We anticipate that for the foreseeable future we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and limit the market price of our common stock.

Provisions in our restated certificate of incorporation and restated bylaws that will be in effect immediately following the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and restated bylaws include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the chairman of our board of directors, our chief executive officer, president, lead independent director, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the choice of forum provision contained in our restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely impact our business, operating results, and financial condition.

Moreover, Section 203 of the DGCL may discourage, delay, or prevent a change of control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our expectations regarding our total revenue, cost of revenue, gross profit or gross margin, operating expenses including changes in operating expenses and our ability to achieve and maintain future profitability;

•	our business plan and our ability to effectively manage our growth;

•	the widespread adoption of online global marketplaces for freelance work;

•	our total market opportunity;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	market acceptance of our platform and our ability to increase adoption of our platform;

•	beliefs and objectives for future operations;

•	our ability to further attract, retain, and expand a community of users;

•	our ability to timely and effectively scale and adapt our platform;

•	our ability to develop new products and services and bring them to market in a timely manner and make enhancements to our platform;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect, and enhance our intellectual property;

•	our ability to continue to expand internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	future acquisitions or investments in complementary companies, products, services, or technologies;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	economic and industry trends, projected growth, or trend analysis;

•	the attraction and retention of qualified service providers;

•	the estimates and methodologies used in preparing our consolidated financial statements and determining stock option exercise prices; and

•	the future market prices of our common stock.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, as well as assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our platform. This information involves important assumptions and limitations, is inherently imprecise, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. The information contained on, or that can be accessed through, any website listed below is not a part of this prospectus.

This prospectus contains statistical data, estimates, and forecasts that are based on publications or reports generated by third parties, including reports that we commissioned, or other publicly available information, as well as other information based on our internal sources.

The source of, and selected additional information contained in, the independent industry and other publications related to the information so identified are provided below. The information contained on, or that can be accessed through, the websites listed below are not part of this prospectus.

•	Accenture, Technology Vision 2017, 2017.

•	Bureau of Economic Analysis, U.S. Department of Commerce, Gross Domestic Product by Metropolitan Area, 2016.

•	Bureau of Labor Statistics, Job Openings and Labor Turnover Survey, 2017.

•	DHI Group, Inc., Measure of National Mean Vacancy Duration, March 2018.

•	Edelman Intelligence, Freelancing in America: 2017 (commissioned by Upwork and Freelancers Union), October 2017.

•	Federal Reserve, Declining Migration Within the US: The Role of the Labor Market, 2013.

•	Global Workplace Analytics, Flexjobs, 2017 State of Telecommuting in the U.S. Employee Workforce, 2017.

•	Inavero and Upwork Inc., 2018 Future Workforce Report (commissioned by Upwork), February 2018.

•	McKinsey Global Institute, A Labor Market that Works: Connecting Talent with Opportunity in the Digital Age, June 2015. This report can be found at: https://www.mckinsey.com/featured-insights/employment-and-growth/connecting-talent-with-opportunity-in-the-digital-age.

•	McKinsey Global Institute, Independent Work: Choice, Necessity, and the Gig Economy, October 2016. This report can be found at: https://www.mckinsey.com/featured-insights/employment-and-growth/independent-work-choice-necessity-and-the-gig-economy.

•	McKinsey Global Institute, The Emerging Global Labor Market: Part 1—The Demand for Offshore Talent in Services, June 2005. This report can be found at: https://www.mckinsey.com/featured-insights/employment-and-growth/the-emerging-global-labor-market-demand-for-offshore-talent.

•	The NFIB Research Foundation, Small Business Economic Trends, © NFIB Research Center, April 2018.

•	Oxford Internet Institute, Online Labour Index, 2017.

•	United States Census Bureau, How Do We Know? Working at Home is on the Rise, June 2013.

•	World Economic Forum, Center for the Fourth Industrial Revolution.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $         million, or $         million if the underwriters’ option to purchase additional shares is exercised in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares of our common stock offered by us remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered would increase (decrease) the net proceeds from this offering by approximately $         million, assuming that the assumed initial public offering price of $         remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, obtain additional capital, and increase our capitalization and financial flexibility. We currently intend to use the net proceeds we receive from this offering primarily for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. We also intend to use a portion of the net proceeds we receive from this offering to repay approximately $19.0 million of indebtedness under our Loan Agreement. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.

The approximately $19.0 million of indebtedness that we intend to repay outstanding under our Loan Agreement is comprised of $9.0 million under a term loan and $10.0 million under a revolving line of credit. The $9.0 million under the term loan is scheduled to mature in September 2022, and interest on such borrowings accrues at a fixed per annum rate equal to the prime rate plus 5.25%. The $10.0 million under the term revolving line of credit is scheduled to mature in March 2020, and interest on such borrowings accrues at a fixed per annum rate equal to the prime rate. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term and Revolving Loans.”

We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. In addition, our Loan Agreement contains restrictions on our ability to pay cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2017, on:

•	an actual basis;

•	a pro forma basis, which reflects (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2017 into 61,279,079 shares of our common stock, (ii) the automatic conversion of an outstanding warrant exercisable for 398,331 shares of our convertible preferred stock as of December 31, 2017 into a warrant exercisable for the same number of shares of common stock upon the completion of this offering, and (iii) the filing and effectiveness of our restated certificate of incorporation; and

•	a pro forma as adjusted basis, which reflects (i) all adjustments included in the pro forma column, (ii) the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (iii) the application of such proceeds as described in the section titled “Use of Proceeds.”

You should read this table together with our consolidated financial statements and related notes, “Selected Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash	$21,595	$21,595	$

Debt, current and non-current	$33,833	$33,833	$
Redeemable convertible preferred stock warrant liability	1,104	—
Redeemable convertible preferred stock, $0.0001 par value per share; 76,141,345 shares authorized, 61,279,079 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	166,486	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share; no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share; 150,000,000 shares authorized, 33,740,323 shares issued and outstanding, actual; shares authorized, 95,019,402 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	3	9
Additional paid-in capital	92,222	259,806
Accumulated deficit	(123,592)	(123,592)

Total stockholders’ (deficit) equity	(31,367)	136,223

Total capitalization	$170,056	$170,056	$

(1)

The pro forma as adjusted information presented is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) the amount of our pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $ million, assuming that the assumed initial public offering price remains the same, after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization would increase by $ million, after deducting estimated underwriting discounts and commissions, and we would have shares of our common stock issued and outstanding, pro forma as adjusted.

The number of shares of our common stock to be outstanding after this offering is based on 95,019,402 shares of our common stock outstanding as of December 31, 2017, and excludes:

•	23,607,746 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, with a weighted-average exercise price of $3.10 per share;

•	398,331 shares of our common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of December 31, 2017, with an exercise price of $3.13 per share;

•	4,068,996 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2017, with a weighted-average exercise price of $5.66 per share;

•	500,000 shares of our common stock issuable upon the exercise of a common stock warrant with an exercise price of $0.01 per share that we issued in May 2018 to the Tides Foundation in connection with establishing The Upwork Foundation initiative;

•	45,286 shares of our common stock issued upon the exercise of a common stock warrant after December 31, 2017, with an exercise price of $0.06 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 3,962,024 shares of our common stock reserved for future issuance under our 2014 Plan, as of December 31, 2017 (which number of shares is prior to the stock options to purchase shares of our common stock granted after December 31, 2017), (ii) shares of our common stock reserved for future issuance under our 2018 Plan, which will become effective on the date of this prospectus, and (iii) shares of our common stock reserved for issuance under our 2018 ESPP, which will become effective on the date of this prospectus.

On the date of this prospectus, any remaining shares available for issuance under our 2014 Plan will be added to the shares of our common stock reserved for issuance under our 2018 Plan, and we will cease granting awards under the 2014 Plan. Our 2018 Plan and 2018 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of December 31, 2017, our pro forma net tangible book value was $         million, or $         per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2017, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 61,279,079 shares of our common stock, (ii) the automatic conversion of an outstanding warrant exercisable for 398,331 shares of our convertible preferred stock as of December 31, 2017 into a warrant exercisable for the same number of shares of common stock upon completion of this offering, and (iii) the filing and effectiveness of our restated certificate of incorporation.

After giving effect to our sale in this offering of          shares of our common stock, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2017, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $         per share and would increase (decrease) the dilution per share to new investors in this offering by $         per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $         per share and would increase (decrease) the dilution to new investors by $         per share, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2017, after giving effect to the pro forma adjustments described above, the difference between existing stockholders and new investors purchasing shares of common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to

be paid by investors purchasing shares in this offering at an assumed offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New public investors

Total		100%	$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock. If the underwriters exercise their option in full to purchase additional shares, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any outstanding stock options or warrants are exercised, or we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of shares of our common stock to be outstanding after this offering is based on 95,019,402 shares of our common stock outstanding as of December 31, 2017, and excludes:

•	23,607,746 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017, with a weighted-average exercise price of $3.10 per share;

•	398,331 shares of our common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of December 31, 2017, with an exercise price of $3.13 per share;

•	4,068,996 shares of our common stock issuable upon the exercise of stock options granted after December 31, 2017, with a weighted-average exercise price of $5.66 per share;

•	500,000 shares of our common stock issuable upon the exercise of a common stock warrant with an exercise price of $0.01 per share that we issued in May 2018 to the Tides Foundation in connection with establishing The Upwork Foundation initiative;

•	45,286 shares of our common stock issued upon the exercise of a common stock warrant after December 31, 2017, with an exercise price of $0.06 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 3,962,024 shares of our common stock reserved for future issuance under our 2014 Plan, as of December 31, 2017 (which number of shares is prior to the stock options to purchase shares of our common stock granted after December 31, 2017), (ii) shares of our common stock reserved for future issuance under our 2018 Plan, which will become effective on the date of this prospectus, and (iii) shares of our common stock reserved for issuance under our 2018 ESPP, which will become effective on the date of this prospectus.

On the date of this prospectus, any remaining shares available for issuance under our 2014 Plan will be added to the shares of our common stock reserved for issuance under our 2018 Plan, and we will cease granting awards under the 2014 Plan. Our 2018 Plan and 2018 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected historical consolidated financial and other data for our business. We derived the selected consolidated statements of operations data for 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read this information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2017
	(in thousands, except per share data and percentages)
Consolidated Statements of Operations Data:
Revenue:
Marketplace	$138,484	$178,046
Managed services	25,961	24,506

Total revenue	164,445	202,552
Cost of revenue(1)	62,578	65,443

Gross profit	101,867	137,109

Operating expenses:
Research and development(1)	37,902	45,604
Sales and marketing(1)	37,437	53,044
General and administrative(1)	35,446	37,334
Provision for transaction losses	5,550	4,250

Total operating expenses	116,335	140,232

Loss from operations	(14,468)	(3,123)
Interest expense	858	960
Other (income) expense, net	908	62

Loss before benefit from income taxes	(16,234)	(4,145)
Benefit from income taxes	1	22

Net loss	$(16,233)	$(4,123)
Premium on repurchase of redeemable convertible preferred stock	—	(6,506)

Net loss attributable to common stockholders	$(16,233)	$(10,629)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.51)	$(0.32)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	32,072	32,945

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$(0.04)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(2)		98,072

Other Financial and Operating Data(3):
Core clients(4)	76.5	86.4
Gross services volume (GSV)(5)	$1,148,363	$1,373,161
Client spend retention(6)	85%	99%
Adjusted EBITDA(7)	$1,260	$7,909

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of revenue	$193	$290
Research and development	1,820	1,797
Sales and marketing	1,052	1,299
General and administrative	4,201	3,460

Total	$7,266	$6,846

(2)	See Notes 2 and 11 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.
(3)	For a discussion of limitations in the measurement of core clients, GSV, and client spend retention, see the section titled “Risk Factors—We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”
(4)	For the definition of core clients, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”
(5)	For the definition of GSV, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”
(6)	For the definition of client spend retention, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.”
(7)	For the definition of adjusted EBITDA and a reconciliation of net loss to adjusted EBITDA, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

	As of December 31,
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$27,326	$21,595
Working capital	31,205	29,483
Total assets	249,600	275,189
Debt, current and noncurrent	16,962	33,833
Redeemable convertible preferred stock	178,785	166,486
Total stockholders’ deficit	(30,131)	(31,367)

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, adjusted EBITDA is a non-GAAP measure that we believe is useful in evaluating our operating performance.

We define adjusted EBITDA as net loss adjusted for stock-based compensation expense, depreciation and amortization, interest expense, other (income) expense, net, and benefit from income taxes.

The following table presents a reconciliation of net loss to adjusted EBITDA, the most directly comparable financial measure prepared in accordance with U.S. GAAP, for each of the periods indicated:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net loss	$(16,233)	$(4,123)
Add back (deduct):
Stock-based compensation expense	7,266	6,846
Depreciation and amortization	8,462	4,186
Interest expense	858	960
Other (income) expense, net	908	62
Benefit from income taxes	(1)	(22)

Adjusted EBITDA	$1,260	$7,909

We use adjusted EBITDA as a measure of operational efficiency. We believe that this non-GAAP financial measure is useful to investors for period to period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

•	adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and amortization, interest expense, other expense, net, and benefit from income taxes that can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired;

•	our management uses adjusted EBITDA in conjunction with financial measures prepared in accordance with U.S. GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance; and

•	adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our core operating results, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of these limitations are as follows:

•	adjusted EBITDA excludes stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•	although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect: (a) changes in, or cash requirements for, our working capital needs; (b) interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us; or (c) tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces the usefulness of this measure for comparative purposes.

Because of these and other limitations, you should consider adjusted EBITDA along with other financial performance measures, including net loss and our other financial results prepared in accordance with U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We operate the largest online global marketplace that enables businesses to find and work with highly-skilled freelancers as measured by GSV. Freelancers are an increasingly sought-after, critical, and expanding segment of the global workforce. In 2017, our platform enabled $1.37 billion of GSV across 1.8 million projects between approximately 375,000 freelancers and 450,000 clients in over 180 countries. We define freelancers as users of our platform that advertise and provide services to clients through our platform, and we define clients as users of our platform that work with freelancers through our platform. The freelancers on our platform include independent professionals and agencies of varying sizes. The clients on our platform range in size from small businesses to Fortune 500 companies.

Our platform reduces inefficiencies associated with searching for, contracting and collaborating with, and paying highly-skilled freelancers for short-term and longer-term projects. As early innovators in this space, we have built an expansive and unique repository of data on our platform, which, when combined with our machine learning capabilities, enables us to better connect clients with the best freelancers for their projects. As a result, clients are able to obtain specialized talent in less time and at a lower cost compared to traditional channels.

Our company was formed when two of the earliest innovators in driving the adoption of online work and the largest online talent marketplaces at the time, Elance and oDesk, combined in 2014. Since the combination, we have continued to innovate our offerings and achieved key business milestones that have driven our GSV, revenue, core client growth, and freelancer growth. Highlights of our history, innovation, and operational achievements include:

•	In 1998 and 2003, Elance and oDesk, respectively, were founded as online talent marketplaces.

•	In 2010, oDesk surpassed $100.0 million in annual GSV.

•	In 2011, Elance surpassed $100.0 million in annual GSV.

•	In 2014, our company was formed when Elance and oDesk combined.

•	In 2015:

○	We relaunched as “Upwork,” and we began integrating the Elance and oDesk platforms.

○	We surpassed $1.0 billion in annual GSV.

•	In 2016:

○	We began operating under a single platform following completion of the integration.

○	We launched our Upwork Enterprise offering and started building our enterprise sales team.

○	We changed our pricing model to a tiered service fee for freelancers and introduced client fees.

○	We achieved positive adjusted EBITDA.

•	In 2017:

○	We launched our U.S.-to-U.S. domestic offering.

○	We surpassed $1.3 billion in annual GSV.

○	As of December 31, 2017, we had surpassed $6.5 billion in cumulative GSV (including GSV from Elance and oDesk).

We serve as a powerful marketing channel for freelancers to find rewarding, engaging, and flexible work. Freelancers using our platform benefit from access to quality clients and secure and timely payments while enjoying the freedom to run their own businesses, create their own schedules, and work from their preferred locations. Moreover, freelancers have real-time visibility into opportunities that are highest in demand, so that they can invest their time and focus on developing sought-after skills.

Our platform provides clients with fast, secure, and efficient access to high-quality talent with over 5,000 skills across over 70 categories, such as content marketing, customer service, data science and analytics, graphic design, mobile development, sales, and web development. We offer a direct-to-talent approach, reducing reliance on intermediaries such as staffing firms, recruiters, and traditional agencies while providing features that help instill trust in remote work. Our platform also enables clients to streamline workflows, such as talent sourcing, outreach, and engagement. In addition, our platform provides access to essential functionality for remote engagements, including communication and collaboration, time tracking, invoicing, and payments.

In 2016 and 2017, GSV on our platform was $1.15 billion and $1.37 billion, respectively, representing an annual growth rate of 20%. In 2016 and 2017, our total revenue was $164.4 million and $202.6 million, respectively, representing an annual growth rate of 23%. In 2016 and 2017, our marketplace revenue was $138.5 million and $178.0 million, respectively, representing an annual growth rate of 29%. We have made significant investments to grow our business, including in sales and marketing, research and development, operations, and personnel. As a result, we generated net losses of $16.2 million and $4.1 million in 2016 and 2017, respectively. In 2016 and 2017, our adjusted EBITDA was $1.3 million and $7.9 million, respectively. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and a reconciliation of net loss to adjusted EBITDA.

Our Business Model

As a marketplace, we seek to attract and retain users by providing a platform that facilitates contracting and payment for projects. Our platform allows freelancers to run their businesses seamlessly and allows clients to find and work with high-quality talent on a global basis. We generate a majority of our revenue from fees charged to freelancers. For our Upwork Standard offering, clients engage freelancers under contracts that both parties agree to on our platform. The pricing negotiated between freelancers and clients is agreed upon in U.S. dollars. There are two types of contracts: hourly and fixed price.

We also generate revenue through fees charged to clients for transacting payments through our platform as well as foreign currency exchange, and premium offerings, such as Upwork Enterprise, Upwork Pro, and Upwork Payroll.

Our Upwork Enterprise and other premium offerings, which are primarily designed for larger clients, include access to additional product features, premium access to top talent, professional services, custom reporting, and invoicing on a monthly basis. For the Upwork Enterprise offering, we charge a monthly or annual subscription fee and a client service fee calculated as a percentage of the client’s spend on freelancer services. Additionally, Upwork Enterprise clients can opt to subscribe to an offering that includes worker classification services for an additional fee. Upwork Enterprise clients may also choose to use our platform to engage freelancers that were not sourced through our platform for a lower fee percentage.

In addition, we provide a managed services offering where we engage freelancers to complete projects, directly invoice the client, and assume responsibility for work performed by the freelancers. Under U.S. GAAP, we are deemed to be the principal in these managed services arrangements, and, therefore, recognize the entire GSV of managed services projects, including the amounts paid to freelancers, as managed services revenue. Our managed services revenue decreased in 2017 as compared to 2016 as we focused our efforts on our marketplace offerings, and our client using the managed services offering used less of these services.

In 2017, approximately 80% of our GSV was generated from clients with fewer than 100 employees, with the balance generated from businesses with 100 or more employees. More than 1,400 clients each spent over $100,000 for freelancer services on our platform in 2017.

As a global platform that connects freelancers and clients regardless of their location, our GSV originates from around the world. In 2017, our GSV was $1.37 billion. Approximately 19% of our GSV in 2017 was generated from U.S. freelancers, our largest freelancer geography. Some of our other largest freelancer geographies include India and the Philippines. Approximately 67% of our GSV in 2017 was generated from U.S. clients, with clients in no other country representing more than 10% of our GSV. We believe U.S. clients will continue to drive growth by engaging freelancers globally, particularly freelancers in the United States where there are various efficiencies associated with same-country engagements, such as cultural and contractual norms, time zones, and language.

Key Financial and Operational Metrics

We monitor the following key financial and operational metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions:

	As of or for the Year Ended December 31,
	2016	2017
	(in thousands, except percentages)
Core clients	76.5	86.4
Gross services volume (GSV)	$1,148,363	$1,373,161
Client spend retention	85%	99%
Marketplace revenue	$138,484	$178,046
Adjusted EBITDA	$1,260	$7,909

We believe these key financial and operational metrics are useful to evaluate period-over-period comparisons of our business and in understanding our operating results. The number of core clients in any given period drives both GSV, which represents the amount of business transacted through our platform, and client spend retention. Client spend retention impacts the growth rate of GSV. We believe our marketplace revenue, which represents a majority of our revenue, will grow as GSV grows, although they could grow at different rates. For a discussion of limitations in the measurement of core clients, GSV, and client spend retention, see “Risk Factors—We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”

Core Clients

We define a core client as a client that has spent in the aggregate at least $5,000 since it began using our platform and also had spend activity during the twelve months preceding the date of measurement. This includes the total amount spent by the client on both the Elance and oDesk platforms for the periods prior to the consolidation of the two platforms. We believe $5,000 is an important spend milestone as it indicates that the client is actively using our platform. Historically, these core clients have been more likely to continue using our platform, and, for 2017, represented approximately 80% of our GSV. We believe that the number of core clients is a key indicator of our growth and the overall health of our business because core clients are a primary driver of GSV, and, therefore, marketplace revenue.

Following the combination of Elance and oDesk in 2014, we enhanced and refreshed the oDesk legacy platform and, in May 2015, relaunched it as the Upwork platform. In August 2015, we began enabling clients, freelancers, and their projects to migrate from the Elance platform to the new Upwork platform. This migration to the consolidated Upwork platform resulted in a short-term negative impact on growth of core clients as some users did not transition to the Upwork platform. The chart below shows the reduced growth rate of the number of core clients between 2015 and 2016. We believe, however, this one-time platform consolidation resulted in a larger, more liquid marketplace, including access to more jobs for freelancers and skills and expertise for clients, and provided us with significant cost efficiencies.

Gross Services Volume

Gross services volume, or GSV, includes both client spend and additional fees charged for other services. Client spend—the total amount that clients spend on both our marketplace offerings and our managed services offering—is the primary component of our GSV. GSV also includes additional fees charged by us for other services, such as freelancer withdrawals and foreign currency exchange.

GSV is an important metric because it represents the amount of business transacted through our platform. Growth in the number of core clients and increased client spend retention are the primary drivers of GSV growth. In addition, our marketplace revenue is primarily comprised of the service fees paid by freelancers as a percentage of the total amount freelancers charge clients for services accessed through our platform. Therefore, marketplace revenue is correlated to GSV, and we believe that our marketplace revenue will grow as GSV grows, although they could grow at different rates. For example, in 2016 and 2017, GSV on our platform was $1.15 billion and $1.37 billion, respectively, representing an annual growth rate of 20%, while marketplace revenue was $138.5 million and $178.1 million, respectively, representing an annual growth rate of 29%. We expect our GSV growth rates to fluctuate between periods due to a number of factors, including the volume and characteristics of projects that are posted by clients on our platform, such as size, duration, pricing, and the factors described below under the section titled “—Factors Affecting our Performance.”

Client Spend Retention

We calculate client spend retention by dividing our recurring client spend by our base client spend. We define base client spend as the aggregate client spend from all clients during the four quarters ended one year prior to the date of measurement. We define our recurring client spend as the aggregate client spend during the four quarters ended on the date of measurement from the same clients included in our measure of base client spend. Our business is recurring in nature even though clients are not contractually required to spend on a recurring basis. As shown in the chart below, we experienced a decrease in client spend retention during 2015 and 2016 due to some users not transitioning from the Elance platform to the Upwork platform following the one-time platform consolidation, which commenced in August 2015. For the quarter ended December 31, 2017, our client spend retention returned to pre-consolidation levels. We believe that client spend retention is a key indicator of the value of our platform and the overall health of our business because it impacts the growth rate of GSV and, therefore, our revenue.

Marketplace Revenue

Marketplace revenue, which represents the majority of our revenue, consists of revenue derived from our Upwork Standard, Upwork Enterprise, and other premium offerings. We generate marketplace revenue from both freelancers and clients. Our marketplace revenue is primarily comprised of the service fees paid by freelancers as a percentage of the total amount freelancers charge clients for services accessed through our platform. In addition, we generate marketplace revenue from our Upwork Standard offering by charging clients a payment processing and administration fee. We also generate marketplace revenue for other services, such as foreign currency exchange and premium offerings. Marketplace revenue is an important metric because it is the primary driver of our business model, and we believe it provides greater comparability to other online marketplaces. The growth rate of marketplace revenue fluctuates in relation to the growth rate of GSV. Therefore, marketplace revenue is correlated to GSV, and we believe that our marketplace revenue will grow as GSV grows, although they could grow at different rates.

Adjusted EBITDA

We define adjusted EBITDA as net loss adjusted for stock-based compensation expense, depreciation and amortization, interest expense, other (income) expense, net, and benefit from income taxes. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information on our use of adjusted EBITDA and a reconciliation of net loss to adjusted EBITDA.

Factors Affecting Our Performance

Adoption of Freelance Work

We believe that the inefficiencies in the labor market have created a significant opportunity for online global marketplaces for freelance work, and that as a result of challenges facing the labor market, we have a large market opportunity. However, any acceleration, or slowing, of the growth in the market for freelancers could affect our operating and financial performance, and our success will continue to depend on the willingness of businesses to engage freelancers. In addition, fluctuations in macroeconomic conditions could impact the overall demand for freelancers. While the impacts to our business of a macroeconomic downturn are uncertain, we believe such a downturn may increase the pace at which freelance work is adopted as businesses may turn to faster, project-based, more cost-effective, and less restrictive ways of addressing their talent needs. Alternatively, businesses may elect to focus on utilizing their existing employees to a greater degree as they adjust to macroeconomic conditions.

Retention and Growth of Client Spend

Our growth has been driven in significant part by retaining client spend from existing clients as we grow our client base. As illustrated in the first chart below, we have been able to retain client spend over long periods of time with clients in historical cohorts continuing to spend on our platform. We identify a cohort of clients based on the period in which the client first spends on our platform. In 2017, almost 50% of client spend was from clients that had used our platform for longer than three years. Additionally, over time we generally have been able to grow total client spend. Additionally, each new annual cohort spend has exceeded the prior year’s new cohort spend, except for 2015, which was impacted by the Elance migration. For example, in 2014, client spend from new clients was $210.4 million, and in 2016 and 2017, client spend from new clients was $222.4 million and $237.9 million, respectively.

The next chart illustrates the performance of our client cohorts in the eight sequential quarters ended December 31, 2017. As illustrated in the chart, in their fourth quarter on our platform, these client cohorts spent approximately 70% of what they spent in their first quarter on our platform, and maintained approximately that same level of spend in subsequent quarters thereafter. While we have many clients join our platform on a non-recurring basis, the clients that have recurring spend tend to increase their spend with us over time.

Investments in Growth

We intend to continue to make focused investments to grow our revenue and scale operations to support that growth. We plan to invest in marketing to increase our brand awareness through both online and offline channels. We also plan to invest in enhancing our U.S.-to-U.S. domestic offering, building other domestic-to-domestic marketplaces internationally on our platform, broadening and deepening the categories on our platform, and expanding our Upwork Enterprise offering. We are undertaking such investments to capitalize on the increasing adoption by businesses of freelancers, but as cost of revenue, operating expenses, and capital expenditures fluctuate over time, we may experience short-term, negative impacts to our operating results and cash flows.

Components of Our Results of Operations

Revenue

Marketplace Revenue. Marketplace revenue is generated from our Upwork Standard, Upwork Enterprise, and other premium offerings. Under our Upwork Standard offering, we generate revenue from both freelancers and clients. Marketplace revenue, which represents the majority of our total revenue, is primarily comprised of the service fees paid by freelancers as a percentage of the total amount that freelancers charge clients for services accessed through our platform. For our Upwork Standard offering, we have a tiered freelancer service fee schedule based on cumulative billings by the freelancer to each client. Freelancers on our Upwork Standard offering typically pay us 20% of the first $500, 10% for the next $9,500, and then 5% for any amount over $10,000 they bill to each client through our platform. Prior to June 2016, we typically charged a flat 10% fee to freelancers. We also generate revenue from freelancers through withdrawal and other fees, which are currently immaterial.

In addition, we generate marketplace revenue from our Upwork Standard offering by charging clients a payment processing and administration fee, which we introduced in June 2016. Clients using our Upwork Standard offering pay either 2.75% of their client spend or a flat fee of $25 per month for unlimited payment transactions with qualifying payment methods. We also generate revenue from foreign currency exchange fees from clients, which are currently immaterial.

Our Upwork Enterprise offering and other premium offerings, which are designed for larger clients, include access to additional product features, premium access to top talent, professional services, custom reporting, and invoicing on a monthly basis. For our Upwork Enterprise offering, we charge clients a monthly or annual subscription fee and a service fee calculated as a percentage of the client’s spend on freelancer services, in addition to the service fees paid by freelancers. Additionally, Upwork Enterprise clients can also subscribe to a compliance offering that includes worker classification services for an additional fee. Upwork Enterprise clients may also choose to use our platform to engage freelancers that were not sourced through our platform for a lower fee percentage.

One of our premium offerings, Upwork Payroll, is offered to clients whose freelancers are classified as employees for engagements on our online marketplace. The client enters into an Upwork Payroll agreement with us, and we separately contract with unrelated third-party staffing providers who provide employment services to such clients. Revenue from Upwork Payroll is currently immaterial.

Managed Services Revenue. Through our managed services offering, we are responsible for providing services and engaging freelancers directly or as employees of third-party staffing providers to perform services on our behalf. The freelancers delivering managed services include independent professionals and agencies of varying sizes. Under U.S. GAAP, we are deemed to be the principal in these managed services arrangements, and therefore, recognize the entire GSV of managed services projects as managed services revenue, as compared to recognizing only the percentage of the client spend that we receive, as we do with our marketplace offerings.

Cost of Revenue and Gross Profit

Cost of Revenue. Cost of revenue consists primarily of the cost of payment processing fees, amounts paid to freelancers to deliver services for the client under our managed services offering, personnel-related costs for our services and support personnel, third-party hosting fees for our use of AWS, and the amortization expense associated with acquired intangibles and capitalized internal-use software and platform development. We define personnel-related costs as salaries, bonuses, benefits, travel and entertainment, and stock-based compensation costs for employees and the costs related to other service providers we engage.

We expect cost of revenue to increase in absolute dollars in future periods due to higher payment processing fees, third-party hosting fees, and personnel-related costs in order to support additional transaction volume on our platform. Amounts paid to freelancers to deliver services under our managed services offering are tied to the volume of managed services used by our client. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

Gross Profit and Gross Margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, timing and amount of investments to expand hosting capacity, our continued investments in our services and support teams, the timing and amount of services freelancers deliver for clients under our managed services offering, and the amortization expense associated with acquired intangibles and capitalized internal-use software and platform development cost. In addition, gross margin will be impacted by fluctuations in our revenue mix between marketplace revenue and our managed services revenue.

Operating Expenses

Research and Development. Research and development expense primarily consists of personnel-related costs and third-party hosting costs related to development. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software and platform development that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development expense to increase in absolute dollars, but this expense may vary as a percentage of total revenue, for the foreseeable future.

Sales and Marketing. Sales and marketing expense consists primarily of expenses related to personnel-related costs, including sales commissions, which we expense as they are incurred, and advertising and marketing activities. In 2017, we increased our marketing expenditures by investing in outdoor and radio advertising to drive greater brand awareness. Further, to grow our Upwork Enterprise offering, we hired additional sales personnel in 2017, with many of them starting late in the year. We intend to continue to invest in our sales and marketing capabilities in the future and expect this expense to increase in absolute dollars in future periods. Sales and marketing expense as a percentage of total revenue may fluctuate from period to period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and Administrative. General and administrative expense consists primarily of personnel-related costs for our executive, finance, legal, human resources, and operations functions. General and administrative expense also includes outside consulting, legal, and accounting services, and insurance.

We expect to invest in corporate infrastructure and incur additional expenses associated with transitioning to and operating as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums, and compliance costs. As a result, we expect general and administrative expense to increase in absolute dollars in future periods, but this expense may vary as a percentage of total revenue.

Provision for Transaction Losses. Provision for transaction losses consists primarily of losses resulting from fraud and bad debt expense associated with our trade and client receivables balance and transaction losses associated with chargebacks. Provisions for these items represent estimates of losses based on our actual historical incurred losses and other factors. As result, we expect provision for transaction losses to vary in future periods.

Interest Expense

Interest expense consists of interest on our outstanding borrowings.

Other (Income) Expense, Net

Other (income) expense, net consists primarily of gains and losses from foreign currency exchange transactions and expenses resulting from the revaluation of our warrant liability. Our warrant liability will be converted to additional paid-in capital upon the completion of this offering.

Benefit from Income Taxes

We account for income taxes in accordance with the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the change in deferred tax assets and liabilities. We establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in the relevant authoritative guidance. To the extent that we believe any amounts are less likely than not to be realized, we record a valuation allowance to reduce our deferred tax assets. The realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If we subsequently realize deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities based on an estimate of whether, and the extent to which, additional taxes will be due. We account for uncertain tax positions in accordance with the relevant guidance, which prescribes a recognition threshold and measurement approach for uncertain tax positions taken or expected to be taken in our income tax return, and also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The guidance utilizes a two-step approach for evaluation of uncertain tax positions. The first step is to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit. The second step is to measure the tax benefit as the largest amount, which is more likely than not to be realized on ultimate settlement. A liability is reported for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Any interest and penalties related to unrecognized tax benefits are recorded as income tax expense.

Results of Operations

The following tables set forth our consolidated results of operations in dollars and as a percentage of total revenue for the periods presented:

	Year Ended December 31,
	2016	2017
	(in thousands)
Revenue:
Marketplace	$138,484	$178,046
Managed services	25,961	24,506

Total revenue	164,445	202,552
Cost of revenue(1)	62,578	65,443

Gross profit	101,867	137,109

Operating expenses:
Research and development(1)	37,902	45,604
Sales and marketing(1)	37,437	53,044
General and administrative(1)	35,446	37,334
Provision for transaction losses	5,550	4,250

Total operating expenses	116,335	140,232

Loss from operations	(14,468)	(3,123)
Interest expense	858	960
Other (income) expense, net	908	62

Loss before benefit from income taxes	(16,234)	(4,145)
Benefit from income taxes	1	22

Net loss	$(16,233)	$(4,123)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of revenue	$193	$290
Research and development	1,820	1,797
Sales and marketing	1,052	1,299
General and administrative	4,201	3,460

Total	$7,266	$6,846

	Year Ended December 31,
	2016	2017
	(as percentage of total revenue)
Revenue:
Marketplace	84%	88%
Managed services	16	12

Total revenue	100	100
Cost of revenue	38	32

Gross profit	62	68

Operating expenses:
Research and development	23	23
Sales and marketing	23	26
General and administrative	22	18
Provision for transaction losses	3	2

Total operating expenses	71	69

Loss from operations	(9)	(1)
Interest expense	1	1
Other (income) expense, net	—	—

Loss before benefit from income taxes	(10)	(2)
Benefit from income taxes	—	—

Net loss	(10)%	(2)%

Comparison of the Years Ended December 31, 2016 and 2017

Revenue

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Marketplace	$138,484	$178,046	$39,562	29%
Percentage of total revenue	84%	88%
Managed services	$25,961	$24,506	$(1,455)	(6)%
Percentage of total revenue	16%	12%

Total revenue	$164,445	$202,552	$38,107	23%

Total revenue increased by $38.1 million, or 23%, to $202.6 million in 2017 as compared to 2016.

Marketplace revenue represented 88% of total revenue in 2017, an increase of $39.6 million, or 29%, in 2017 as compared to 2016. Marketplace revenue increased primarily due to an increase in GSV. GSV grew by 20%, primarily driven by a 13% increase in the number of core clients, and higher client spend retention, which increased from 85% for the year ended December 31, 2016 to 99% for the year ended December 31, 2017. These increases were due to investments in marketing to acquire new clients and drive brand awareness and research and development to build new product features. Marketplace revenue also grew, to a lesser extent, due to the Upwork Standard pricing model change implemented in the second quarter of 2016.

We changed our pricing model in the second quarter of 2016 to implement a tiered freelancer service fee based on cumulative billings by the freelancer to each client. Previously, we had charged freelancers a flat 10% fee. Additionally, we introduced a client payment processing and administration fee. The goal of the pricing change was to encourage longer-term relationships between freelancers and clients on our platform, allowing us to attract more projects, and align client incentives with our incentives to use lower cost payment methods.

Managed services revenue represented 12% of total revenue in 2017 as compared to 16% in 2016. The decrease of $1.5 million, or 6%, was primarily due to a decline in the amount of freelancer services used by the client using our managed services offering.

Cost of Revenue and Gross Margin

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$62,578	$65,443	$2,865	5%
Components of cost of revenue:
Costs of freelancer services to deliver managed services	21,051	19,986	(1,065)	(5)%
Other components of cost of revenue	41,527	45,457	3,930	10%
Total gross margin	62%	68%

Cost of revenue increased by $2.9 million, or 5%, in 2017 as compared to 2016. This increase was primarily due to increases of $3.6 million in payment processing fees as a result of an increase in client spend on our platform, $0.9 million in third-party hosting as a result of our transition to AWS and increased transaction volume on our platform, and $2.9 million in personnel-related costs from an increase in personnel to support our growth, partially offset by a decrease of $2.6 million in amortization of intangibles that related to developed technology and $0.5 million in amortization that related to capitalized internal-use software and platform development. Costs of freelancer services to deliver managed services decreased by $1.1 million, or 5%, due to a decline in the amount of freelancer services used by the client using our managed services offering. In general, the cost of freelancer services to deliver managed services is directly correlated to our managed services revenue.

Total gross margin improved from 62% in 2016 to 68% in 2017 primarily driven by the introduction of the payment processing and administration fee to clients in June 2016.

Research and Development

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Research and development	$37,902	$45,604	$7,702	20%
Percentage of total revenue	23%	23%

Research and development expense increased by $7.7 million, or 20%, in 2017 as compared to 2016 and was consistent as a percentage of total revenue at 23%. The increase was primarily due to an increase in personnel-related costs, driven by development of new products and features.

Sales and Marketing

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$37,437	$53,044	$15,607	42%
Percentage of total revenue	23%	26%

Sales and marketing expense increased by $15.6 million, or 42%, in 2017 as compared to 2016. This increase was primarily due to increases of $8.5 million in personnel-related costs to build out our enterprise sales team, including sales commissions that we expense as incurred, and $6.2 million in marketing and advertising costs associated with online and local marketing programs to drive brand awareness and attract new users.

General and Administrative

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(dollars in thousands)
General and administrative	$35,446	$37,334	$1,888	5%
Percentage of total revenue	22%	18%

General and administrative expense increased $1.9 million, or 5%, in 2017 as compared to 2016. This increase was primarily due to increases of $2.8 million of personnel-related costs and $0.5 million in audit and accounting-related costs in preparation to become a public company, partially offset by a $1.1 million legal settlement resulting from a trademark dispute accrued in 2016.

Provision for Transaction Losses

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Provision for transaction losses	$5,550	$4,250	$(1,300)	(23)%
Percentage of total revenue	3%	2%

Provision for transaction losses decreased $1.3 million, or 23%, in 2017 as compared to 2016. This decrease was primarily due to improvements in managing transaction losses and chargebacks for fraud on our platform and bad debt expense associated with our trade and client receivables as we improved on collections from enterprise clients.

Interest Expense and Other (Income) Expense, Net

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(dollars in thousands)
Interest expense	$858	$960	$102	12%
Other (income) expense, net	908	62	(846)	(93)%

Interest expense increased $0.1 million, or 12%, in 2017 as compared to 2016. This increase was due to a higher amount of outstanding borrowings in 2017 as compared to 2016, offset by a lower interest rate.

Other (income) expense, net decreased $0.8 million, or 93%, in 2017 compared to 2016. This decrease was primarily due to a decrease of $0.5 million in net losses from foreign currency transactions and a decrease of $0.3 million in prepayment fees paid to a lender.

Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through sales of convertible preferred stock, bank borrowings, and utilization of cash generated from operations in the period in which we generated cash flows from operations. As of December 31, 2017, we had $21.6 million in cash.

We believe our existing cash, cash flow from operations, and amounts available for borrowing under the Loan Agreement will be sufficient to meet our working capital requirements for at least the next 12 months. To the extent existing cash, cash from operations, and amounts available for borrowing under the Loan Agreement are insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Escrow Funding Requirements

We offer escrow services to users of our platform. As such, we are licensed as an internet escrow agent and are therefore required to hold our users’ escrowed cash and in-transit cash in trust as an asset and record a corresponding liability of escrow funds on behalf of freelancers and clients on our balance sheet. Escrow regulations require us to fund the trust with our parent company’s operating cash if there is ever a shortage due to the timing of cash receipts from clients for completed hourly billings. Freelancers submit their billings for hourly contracts to their clients on a weekly basis every Sunday and the aggregate amount of such billings is added to escrow funds payable to freelancers on the same day. As of Sunday each week, we have not yet collected funds for hourly billings from clients as these funds are in transit. Therefore, every Sunday we fund any shortage of cash in trust with our own operating cash and collect this cash shortage from clients within the next several days. As a result, we expect our total cash and cash flows from operating activities to be impacted when a quarter ends on a Sunday, as occurred on December 31, 2017 and will occur on September 30, 2018, March 31, 2019, and June 30, 2019. As of December 31, 2017, funds held in escrow, including funds in transit, were $87.2 million and we used $13.4 million of our cash on December 31, 2017 to temporarily fund that one week of hourly billings.

Term and Revolving Loans

Loan Agreement. In September 2017, we entered into the Loan Agreement, which was amended in November 2017. The aggregate amount of the facility is up to $49.0 million, consisting of a term loan of $15.0 million, or the first term loan, a term loan of $9.0 million, or the second term loan, and a revolving line of credit of up to $25.0 million based on eligible accounts receivable. Contemporaneously, we used the proceeds of the term loan to pay off our outstanding borrowings under a prior loan and security agreement in the then- principal amount of $14.0 million. The first term loan, second term loan, and revolving line of credit mature in March 2022, September 2022, and March 2020, respectively. The first term loan bears interest at the prime rate plus a spread of 0.25% per annum and has a repayment term of 18 months of interest-only payments ending in March 2019 followed by 36 equal monthly installments of principal plus interest. The second term loan bears interest at the prime rate plus a spread of 5.25% per annum and has a repayment term of 11 months of interest-only payments ending in October 2018, followed by 47 equal monthly installments of principal plus interest. If we achieve trailing six-month EBITDA of $1.0 million for the period ending September 30, 2018, the interest-only repayment period will be extended to March 2019, followed by 42 equal monthly installments of principal plus interest. The revolving line of credit bears interest at the prime rate with accrued interest due monthly. In November 2017, we borrowed $19.0 million under the Loan Agreement, which we used to repurchase shares of our capital stock from a then-existing stockholder. As of December 31, 2017, we had $24.0 million outstanding pursuant to the term loans and $10.0 million outstanding pursuant to the revolving line of credit under the Loan Agreement.

Our obligations under the Loan Agreement are secured by substantially all of our assets excluding our intellectual property (but including proceeds therefrom) and the funds and assets held by Upwork Escrow. The Loan Agreement contains affirmative covenants, including financial covenants that, among other things, require us to maintain an adjusted quick ratio of not less than 1.3 and achieve certain EBITDA targets. The Loan Agreement also contains certain non-financial covenants. We were in compliance with the covenants under the Loan Agreement as of December 31, 2017.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net cash provided by (used in) operating activities	$3,148	$(4,001	)(1)
Net cash used in investing activities	(475)	(2,111)
Net cash provided by financing activities	5,232	381

Net increase (decrease) in cash	$7,905	$(5,731)

(1)	We used $13.4 million on December 31, 2017 to temporarily fund the trust account associated with our escrow services. See the section titled “—Liquidity and Capital Resources—Escrow Funding Requirements.”

Operating Activities

Our largest source of operating cash is revenue generated from our platform. Our primary uses of cash from operating activities are for personnel-related expenditures and third-party hosting costs. In addition, because we are licensed as an internet escrow agent, our total cash and cash provided by (used in) operating activities may be impacted by the timing of the end of our fiscal quarter as discussed in the section titled “—Liquidity and Capital Resources—Escrow Funding Requirements.”

Net cash used in operating activities during 2017 was $4.0 million, which resulted from a net loss of $4.1 million and net cash outflows of $15.4 million from changes in operating assets and liabilities, offset by non-cash charges of $6.8 million for stock-based compensation, $4.3 million for provision for transaction losses, and $4.2 million for depreciation and amortization. The net cash outflows from changes in operating assets and liabilities were primarily the result of increases of $8.9 million in trade and client receivables and $0.5 million in prepaid expenses and other assets and a decrease of $6.1 million in accrued expenses and other liabilities. The increase in trade and client receivables was primarily because the last calendar day of 2017 (i.e., December 31, 2017) fell on a Sunday, requiring us to fund the shortage of cash in the trust until we collect this from clients over the next few days, and an increase in our accounts receivables for our Upwork Enterprise clients, who pay us on net terms. Due to the growth in revenue and the number of transactions on our platform, coupled with fluctuations of the timing of cash receipts from clients, our trade and client receivables may fluctuate in the future. The decrease in accrued expenses and other liabilities was primarily due to fluctuations in timing of cash payments.

Net cash provided by operating activities during 2016 was $3.1 million, which resulted from non-cash charges of $8.5 million for depreciation and amortization, $7.3 million for stock-based compensation, and $5.6 million for provision for transaction losses, partially offset by a net loss of $16.2 million and net cash outflows of $2.1 million from changes in operating assets and liabilities. The net cash outflows from changes in operating assets and liabilities were primarily the result of increases of $8.3 million in trade and client receivables and $0.5 million in prepaid expenses and other assets and a decrease of $0.6 million in accounts payable, partially offset by increases of $7.1 million in accrued expenses and other liabilities and $0.2 million in deferred revenue. The increase in trade and client receivables and deferred revenue was primarily due to growth in revenue and the number of transactions on our platform as well as the timing of cash receipts from clients. The decrease in accounts payable and the increase in accrued expenses and other liabilities was primarily due to the timing of cash payments and increased activities to support overall business growth.

Investing Activities

Net cash used in investing activities during 2017 was $2.1 million, which resulted from purchases of property equipment of $1.8 million and capitalized internal-use software and platform development costs of $0.5 million, partially offset by a decrease of $0.2 million in restricted cash related to cash collateral for letters of credit issued in conjunction with operating leases and foreign currency forward contracts.

Net cash used in investing activities during 2016 was $0.5 million, which resulted from purchases of property equipment of $0.9 million, partially offset by a decrease of $0.4 million in restricted cash related to the refund of a security deposit for new office space.

Financing Activities

Net cash provided by financing activities during 2017 was $0.4 million primarily due to proceeds from the exercise of stock options, proceeds from borrowings of $33.8 million, net of borrowing costs, under the Loan Agreement and $2.8 million from the exercise of stock options and a convertible preferred stock warrant, offset by the repayment of $17.0 million in borrowings under a prior loan and security agreement, and a repurchase by us of convertible preferred stock for $19.2 million.

Net cash provided by financing activities during 2016 was $5.2 million primarily due to net proceeds from borrowings of $17.0 million under a prior loan and security agreement, partially offset by the repayment of $12.0 million in borrowings under an earlier loan and security agreement.

Obligations and Other Commitments

Our principal commitments consist of obligations under our non-cancelable operating leases for office space and the Loan Agreement. The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Leases(1)	$6,320	$3,892	$2,428	$—	$—
Debt principal	34,000	10,383	13,346	10,271	—

Total contractual obligations	$40,320	$14,275	$15,774	$10,271	$—

(1)	Represents minimum operating lease payments under operating leases for office facilities, excluding potential lease renewals, net of tenant improvement allowances.

In the ordinary course of business, we enter into contracts and agreements that contain a variety of representations and warranties and provide for indemnification. In addition, we have entered into indemnification agreements with our directors and executive officers and certain employees that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as our directors, executive officers, or employees. The terms of such obligations may vary. To date, we have not paid any material claims or been required to defend any actions related to our indemnification obligations.

As of December 31, 2017, we had accrued liabilities related to uncertain non-income tax positions based on management’s best estimate of its liability, which are reflected on our consolidated balance sheet. We could be subject to examination in various jurisdictions related to income and non-income tax matters. The resolution of these types of matters, giving recognition to the recorded reserve, could have an adverse impact on our business.

Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any relationships with other entities or financial partnerships such as entities often referred to as structured finance or special purpose entities that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign currency exchange rates.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not make investments for trading or speculative purposes. Because our cash has a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. Borrowings under our Loan Agreement have variable interest rates. We had $34.0 million of principal outstanding under our Loan Agreement as of December 31, 2017. We do not believe that a hypothetical increase or decrease in interest rates of 100 basis points would have a material impact on our operating results or financial condition.

Foreign Currency Risk

Our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. In addition to the U.S. dollar, we offer clients the option to settle the invoices denominated in the U.S. dollar in Euro, the British Pound, the Australian dollar, or the Canadian dollar. When clients make payments in one of these currencies, we are exposed to foreign currency risk during the period between when payment is made and when the payment amounts settle. To mitigate this risk, we have entered into forward contracts. As such, the impact of foreign currency exchange rate fluctuations to our operating results have been insignificant to date.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from these estimates and assumptions.

We believe estimates and assumptions associated with the evaluation of revenue recognition criteria, including the determination of revenue reporting as gross versus net in our revenue arrangements, internal-use software and platform development costs, fair values of stock-based awards, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

We primarily generate revenue from freelancers and clients from marketplace and managed services offerings.

We recognize revenue in accordance with ASC 605, Revenue Recognition, and related authoritative guidance. Under ASC 605, revenue is recognized when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) fees are fixed or determinable; (iii) the collection of the fees is reasonably assured; and (iv) services have been rendered.

We report revenue in conformity with ASC 605-45, Revenue Recognition-Principal Agent Considerations. The determination of whether we are the principal or agent, and therefore whether to report revenue on a gross basis for the amount billed or on a net basis for the amount earned from each transaction, requires us to evaluate a number of indicators. We evaluate each separate unit of account for gross versus net as required.

We also report revenue in conformity with ASC 605-50, Customer Payments and Incentives. The determination of whether we should characterize consideration paid to customers as costs or a reduction to revenue requires us to evaluate whether the consideration paid has an identifiable separable benefit to us and is at fair value.

Marketplace

Our marketplace revenue is derived from both our Upwork Standard offering and our Upwork Enterprise and other premium offerings.

Upwork Standard

We earn fees from freelancers under our Upwork Standard offering as follows:

Service Fees. We provide freelancers access to our platform to perform specified services agreed between freelancers and clients. Freelancers charge clients on an hourly or a milestone basis for services accessed through our platform, which we refer to as freelancer billings. We charge freelancers a service fee as a percentage of freelancer billings using a tiered service fee model based on cumulative lifetime billings by the freelancer to each client. For service fees charged to freelancers, we recognize revenue on a net basis, as an agent, for providing access to our platform as we take no responsibility for the freelancer services, and therefore we are not considered the primary obligor for the freelancer services. We recognize the service fee as services are rendered.

Withdrawal Fees. We generate revenue from withdrawal fees from freelancers when the freelancers withdraw funds from their cash balances held with us. We charge a flat withdrawal fee for each withdrawal transaction and recognize that fee as it is earned for each transaction.

Membership and Connects Fees. We generate revenue from membership and connects fees from freelancers that are charged these fees in order to access additional features on our platform. Membership fees are recognized over the period of the membership, which is generally monthly, and connects fees are recognized as services are rendered.

We earn fees from clients under our Upwork Standard offering as follows:

Client Payment Processing and Administration Fee. We generate revenue from clients for payment processing fees at the time the client is charged for the amounts due from the client. We charge a fee per transaction or a flat monthly payment processing fee. Per-transaction payment processing fees are recognized when the client is charged for the amount due and fees charged on a monthly basis are recognized over the month that payment processing services are provided. For client payment processing fees, we earn revenue on a gross basis as a principal and not net of the third-party payment processing costs incurred because we are considered the primary obligor for payment processing and administration services and have the latitude to set the price with clients separate and apart from the fees we pay our third-party payment processors.

Foreign Currency Exchange and Upwork Payroll Service Fees. We generate revenue from foreign currency exchange fees from clients by charging a fixed mark-up above quoted foreign currency exchange rates when we collect amounts denominated in foreign currency. We generate revenue from Upwork Payroll service fees from clients paying for freelancer services when freelancers are classified as employees and are employed by third-party staffing providers.

Upwork Enterprise and Other Premium Offerings

We earn fees from freelancers under Upwork Enterprise and other premium offerings as follows:

Service Fees. We provide freelancers access to our platform to perform freelancer services for clients. We charge freelancers a service fee as a percentage of the total freelancer billings. We earn service fees based on a fixed percentage fee. For service fees charged to freelancers, we recognize revenue on a net basis, as an agent, for providing access to our platform as we take no responsibility for the freelancer services, and therefore we are not considered the primary obligor for the freelancer services. We recognize the service fee as services are rendered.

We earn fees from clients under Upwork Enterprise and other premium offerings as follows:

Client Service Fees. We offer clients access to our platform to source freelancers in exchange for a client service fee calculated as a percentage of the freelancer billings. We recognize the client service fees as services are rendered by the freelancers.

Enterprise Compliance Service Fees. We generate revenue from enterprise compliance service fees from clients under a compliance agreement with us to determine whether a freelancer should be classified as an employee or an independent contractor based on the scope of freelancer services agreed between the client and freelancer and other factors. We charge enterprise compliance service fees as a percentage of freelancer billings. We recognize revenue as services are rendered.

Subscription Fees. We generate revenue from monthly or annual subscription fees for subscription services that include additional service features, premium access to top talent, professional services, custom reporting, and invoicing. The revenue attribution is consistent with membership fees for our Upwork Standard offering.

Revenue Sharing Arrangements. For our Upwork Standard, Upwork Enterprise, and other premium offerings, we generate a revenue share as a percentage of the fees charged by certain financial institutions to the freelancers. We recognize revenue from these arrangements as they are earned, which is generally monthly based on the contractual terms.

Managed Services

Under a managed services arrangement, we are responsible for providing services and engaging freelancers directly or as employees of third-party staffing providers to perform the services on our behalf. We recognize revenue on a gross basis for amounts charged to the client based on our determination that we are deemed to be the primary obligor as we take responsibility and risk for these services completed for the client. We determine pricing for these services and then identify and engage these freelancers or third-party staffing providers to fulfill the service obligation to the client. Revenue for these services is recognized as these services are rendered.

See Note 2 of the notes to our consolidated financial statements for a further description of our revenue recognition policies.

Multiple-Element Arrangements

Some of our offerings consist of multiple elements, which can include a mix of service fees along with other services, including subscription services, Upwork Payroll services, compliance services, and payment processing services. Where neither vendor-specific objective evidence nor third-party evidence of selling price exists, we are required to use our best estimate of selling price to allocate arrangement consideration on a relative basis to each element. At the inception of arrangements, which do not include subscription services, as there is no fixed consideration to be allocated, a relative fair value allocation is not required. In the instance the multiple element arrangement includes subscription services, the only fixed consideration relates to the subscription services, which is a separate unit of accounting, and the fixed consideration is allocated only to the subscription services at inception as all other fees in the arrangement are contingent on certain activities being performed.

Internal-Use Software and Platform Development Costs

We capitalize certain internal-use software and platform development costs associated with creating and enhancing internal-use software related to our software platform and technology infrastructure. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software projects, and external direct costs of materials and services consumed in developing or obtaining the software. Software development costs that do not meet the criteria for capitalization are expensed as incurred and recorded in research and development expenses in our consolidated statements of operations.

Software development activities generally consist of three stages: (i) the planning stage; (ii) the application and infrastructure development stage; and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, including costs associated with the post configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. We capitalize costs associated with software developed for internal use when both the preliminary project stage is completed and management has authorized further funding for the completion of the project. Costs incurred in the application and infrastructure development stages, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software and technologies are ready for their intended purpose. Internal-use software and platform development costs are amortized using a straight-line method over the estimated useful life of two years, commencing when the software is ready for its intended use. Amortization expenses of the capitalized internal-use software and platform development costs are included in cost of revenue.

Stock-Based Compensation

We account for stock-based compensation expense under the fair value recognition and measurement provision in accordance with the applicable standards, which require all stock-based awards granted to employees to be measured based on the grant date fair value and amortized over the respective period during which the employee is required to provide service in order for the award to vest. We calculate the fair value of stock options on the date of grant using the Black-Scholes option-pricing model for stock options, which is impacted by the fair value of our common stock, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected common stock price volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield.

We recognize stock-based compensation for stock-based awards on a straight-line basis over the period during which a service provider is required to provide services in exchange for the award (generally the vesting period). Stock-based compensation expense was recognized only for those awards expected to vest. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates. We considered many factors when estimating expected forfeitures, including types of awards, employee level, and historical experience.

The estimated grant-date fair value of our equity-based awards issued to service providers was calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Year Ended December 31,
	2016	2017
Dividend yield	—	—
Expected term (in years)	6.08	5.3 - 6.3
Risk-free interest rate	1.2% - 2.1%	1.9% - 2.2%
Expected volatility	42% - 45%	39% - 43%

Dividend Yield. The expected dividend is zero as we have never declared dividends and have no current plans to do so in the foreseeable future.

Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. We estimate expected term using historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock option’s expected term.

Expected Volatility. Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants. We intend to continue to consistently apply this process using the same or similar companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available.

We also grant stock-based awards to non-employees. We believe that for stock options issued to non-employees, the fair value of the stock option is more reliably measurable than the fair value of the services rendered. Therefore, we estimate the fair value of non-employee stock options using a Black-Scholes valuation model with appropriate assumptions. The estimated fair value of non-employee stock options is re-measured over the vesting period, and the expense is recognized on a straight-line basis over the period during which the award vests.

Common Stock Valuations

In the absence of a public trading market, the fair value of our common stock was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•	the liquidation preferences, rights, preferences, and privileges of our convertible preferred stock relative to the common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	the market performance of comparable publicly-traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock at various dates in 2016 and 2017, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates value considering an analysis of guideline public companies. The guideline public companies method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to our forecasted revenue. To determine our peer group of companies, we considered public marketplace companies, software, and recruitment service companies and selected those that represent similar, but alternative investment opportunities. From time to time, we updated the set of comparable companies as new or more relevant information became available. This approach involves the identification of relevant transactions, and determining relevant multiplies to apply to our revenue.

The equity values implied by the income and market approaches reasonably approximated each other as of each valuation date.

Once we determined an equity value, we used a combination of approaches to allocate the equity value to each class of our stock. We used the option pricing method, or OPM. The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and exercise prices of the equity instruments.

In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. The discount for marketability was determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for lack of marketability of securities.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based upon the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of December 31, 2017 was $         million, of which $         million related to vested stock options and $         million related to unvested stock options.

Income Taxes

We utilize the asset and liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will be recognized only if it is more likely than not to be sustained. We recognize interest and penalties related to income tax matters as income tax expense.

Recent Accounting Pronouncements

See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

BUSINESS

Our Mission

Our mission is to create economic opportunities so people can have better lives.

Overview

We are changing the way work gets done by connecting businesses with great talent to work without limits.

We operate the largest online global marketplace that enables businesses to find and work with highly-skilled freelancers as measured by GSV. Freelancers are an increasingly sought-after, critical, and expanding segment of the global workforce. In 2017, our platform enabled $1.37 billion of GSV across 1.8 million projects between approximately 375,000 freelancers and 450,000 clients in over 180 countries.

Our platform reduces inefficiencies associated with searching for, contracting and collaborating with, and paying highly-skilled freelancers for short-term and longer-term projects. As early innovators in this space, we have built an expansive and unique repository of data on our platform, which, when combined with our machine learning capabilities, enables us to better connect clients with the best freelancers for their projects. As a result, clients are able to obtain specialized talent in less time and at a lower cost compared to traditional channels.

Knowledge is a key driver of today’s global economy. As the pace of change accelerates and companies conceive and execute their digital transformation strategies, businesses increasingly need access to specialized, knowledge-based talent to compete. In addition, knowledge workers are now seeking more flexible work options, independence, and easier access to work opportunities. However, the traditional means by which businesses seek and hire talent have not kept pace with these changes. These factors ultimately have contributed to less efficient local economies as businesses struggle to find the right talent to meet their needs.

We believe these inefficiencies in the labor market have created a significant opportunity for online global marketplaces for freelance work and that businesses globally will continue to adopt freelance work. We estimate that the total global GSV opportunity for our platform was approximately $560 billion in 2017. McKinsey Global Institute estimates that, by 2025, online talent platforms could add $2.7 trillion annually, or 2%, to global GDP.

We serve as a powerful marketing channel for freelancers to find rewarding, engaging, and flexible work. Freelancers using our platform benefit from access to quality clients and secure and timely payments while enjoying the freedom to run their own businesses, create their own schedules, and work from their preferred locations. Moreover, freelancers have real-time visibility into opportunities that are in high demand, so that they can invest their time and focus on developing sought-after skills.

Our platform provides clients with fast, secure, and efficient access to high-quality talent with over 5,000 skills across over 70 categories, such as content marketing, customer service, data science and analytics, graphic design, mobile development, sales, and web development. We offer a direct-to-talent approach, reducing reliance on intermediaries such as staffing firms, recruiters, and traditional agencies, while providing features that help instill trust in remote work. Our platform also enables clients to streamline workflows, such as talent sourcing, outreach, and contracting. In addition, our platform provides access to essential functionality for remote engagements with freelancers, including communication and collaboration, time tracking, invoicing, and payment.

We believe that a key driver of our growth is our track record of creating trust and enabling freelancers and clients to successfully connect at scale on our platform. As the largest online global marketplace for highly-skilled freelancers as measured by GSV, we benefit from network effects that drive growth in both the number of clients posting jobs and the number of highly-skilled freelancers seeking work.

We have rapidly grown our business. GSV on our platform was $1.15 billion and $1.37 billion in 2016 and 2017, respectively, representing an annual growth rate of 20%. In 2016 and 2017, our total revenue was $164.4 million and $202.6 million, respectively, representing an annual growth rate of 23%. In 2016 and 2017, our marketplace revenue was $138.5 million and $178.0 million, respectively, representing an annual growth rate of 29%. We have made significant investments to grow our business, including in sales and marketing, research and development, operations, and personnel. As a result, we generated net losses of $16.2 million and $4.1 million in 2016 and 2017, respectively. Our adjusted EBITDA was $1.3 million and $7.9 million in 2016 and 2017, respectively. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and a reconciliation of net loss to adjusted EBITDA.

Industry Background

Every day, millions of businesses search for the talent they need to compete in an increasingly global and digital economy. Global competitive pressures are pushing companies to be more innovative and flexible in filling the skills gap and scaling their workforces rapidly. Increasing connectivity, rising educational levels domestically and around the world, and shifting career trajectory expectations are bringing diverse talent to the market. However, to access these skills, companies need to shift the way they search for, and engage with, talent.

We believe that the following trends will increasingly change the way businesses and talent think about hiring, seeking work, how and where work gets done, and even what it means to work:

Labor is Undergoing a Revolution

The online freelance economy represents a shift in how labor markets operate. We believe we are still in the early stages of the online freelance economy, with a multi-industry and multi-decade global shift affecting how businesses find talent and how people want to work.

In today’s economy, knowledge is a key driver of productivity. The first and second industrial revolutions of the 18th and 19th centuries created the industrial economy and moved workers from farms to factories. The third industrial revolution of the 20th century created the knowledge economy and moved workers from factories to office buildings.

The World Economic Forum believes that the global economy is now undergoing the fourth industrial revolution, fueled by rapid technological advances. One of the defining features of the fourth industrial revolution is the transformation of how and where work gets done, as work is increasingly no longer constrained by location. In the fourth industrial revolution, instead of the worker moving to the workplace, we are seeing that work is moving to the worker—collaboration is less constrained than ever before by physical proximity and geographic borders, particularly for highly-skilled professionals.

Jobs are Overly Concentrated in Large Cities

Data from the Bureau of Economic Analysis shows that the top six U.S. metropolitan areas alone were responsible for 26% of total U.S. GDP in 2016. This has led to imbalances in labor markets, with jobs becoming increasingly concentrated in those cities. Despite this concentration of jobs in metropolitan areas, workers not only have become increasingly reluctant to move into large cities, but are also leaving large cities at higher rates due to continued rising costs of living and lengthy commutes.

The Labor Market Remains Inefficient

Labor markets remain fragmented and local, and the increasing specialization of work has further reduced availability of talent in local labor markets. As a result, hiring processes can last several months, which is costly to businesses, workers, and the economy. In the United States alone, employers made an average of approximately 178,800 hires per day in 2017, according to the U.S. Department of Labor. Despite this volume of hiring, as of January 2018, the average time taken to fill a job vacancy in the United States was over 28 working days, according to DHI Group. Increasing restrictions on immigration and insufficient availability of visas for skilled workers are expected to make it even harder to find specialized skills.

Businesses Face a Skills Gap

In addition to the increasing specialization of work, several other factors are exacerbating skills shortages. According to a 2014 study by the Federal Reserve Board of Governors, labor mobility has been trending downwards since the 1980s. Due to the costs of relocation, labor immobility can often result in a local skills gap or persistent regional supply-demand imbalances within skill categories. In 2018, the number of visas sought by U.S. employers for skilled workers was over twice as high as the number available, and additional restrictions on immigration may increase skills shortages. Moreover, population aging is occurring throughout the world, with many countries facing growing labor force shortages due to demographic changes. Illustrating these difficulties, according to a survey conducted by the NFIB Research Center, 88% of small businesses surveyed that were hiring, or trying to hire, reported few or no qualified applicants for the positions they were trying to fill as of April 2018.

Businesses and Workers Desire Flexible Work

In January 2018, 59% of hiring managers indicated they were leveraging flexible talent, which includes temporary, freelance, and agency workers, up 24% from January 2017, according to the 2018 Future Workforce Report, a study we commissioned from the independent research firm Inavero. According to the same report, hiring managers anticipated work performed by flexible talent will increase by 168% in the next 10 years.

Simultaneously, knowledge workers are increasingly demanding flexible and independent work arrangements. According to economists Lawrence Katz of Harvard University and Alan Krueger of Princeton University, 94% of net job growth in the past decade was in the alternative work category, which they define as temporary help agency workers, on-call workers, contract company workers, and independent contractors or freelancers and over 60% was due to the rise of independent contractors, freelancers, and contract company workers. The freelance workforce is one of the fastest-growing segments of the U.S. labor market. From millennials to retiring baby boomers, the number of people choosing to freelance is growing. Freelancing in America: 2017, a report we co-commissioned that was conducted by the independent research firm Edelman Intelligence, concluded that by 2027, the majority of the U.S. workforce will participate in freelancing.

Technology is Enabling Remote Work

Rapid technological advancement and innovation in connectivity, communication, and collaboration solutions continue to enhance remote work capabilities and increases trust. Additionally, the global workforce is now able to access technologies and tools such as email, enterprise resource planning, and customer relationship management from anywhere with a laptop or mobile phone. With continued innovation in remote work capabilities, businesses are increasingly able to effectively connect and work with non-local talent, and the benefits of geographic proximity are diminishing. Illustrating the increasing amount of remote work, the number of telecommuting workers grew 115% in a decade, from approximately 1.8 million in 2005 to approximately 3.9 million in 2015, according to the 2017 State of Telecommuting in the U.S. Employee Workforce report.

In the Accenture Technology Vision 2017 report, Accenture forecasts that in the next five years, on-demand work platforms will emerge as a primary driver of economic growth in developed and emerging economies worldwide. We believe that prevailing conventional methods for sourcing talent, finding and completing work, hiring, and making and receiving payments will be increasingly inadequate.

Our Market Opportunity

We believe that inefficiencies in the labor market have created a significant opportunity for online global marketplaces for freelance work and that businesses globally will continue to adopt freelance work. We estimate that the total global GSV opportunity for our platform was approximately $560 billion in 2017.

We calculate the total global GSV opportunity for our platform by multiplying the number of global workers that could adopt our platform by the average GSV generated per freelancer on our platform in 2017. According to a McKinsey Global Institute report, an estimated 11% of the 1.46 billion service jobs worldwide, or 161 million jobs, could be performed remotely. Multiplying this figure by the average GSV generated per freelancer on our platform of approximately $3,500 in 2017 represents our estimated total global GSV opportunity.

Given the nascent nature of the online freelance economy, we believe many freelancers are leveraging our platform on an experimental basis for only a portion of their business. As of 2016, only 15% of independent earners had used a digital platform to find work, according to a survey conducted by McKinsey Global Institute. We believe that project-based work will continue to migrate online. From July 1, 2016 to June 30, 2017, temporary and project-based work done online grew approximately 26% according to the Oxford Internet Institute’s Online Labour Index. We expect our market opportunity and economic impact to expand with the further growth of the knowledge economy and the increasing demand for our online talent marketplace.

Our Marketplace

We operate the largest online global marketplace that enables businesses to find and work with highly-skilled freelancers as measured by GSV. The freelancers on our platform include independent professionals and agencies of varying sizes. The clients on our platform range in size from small businesses to Fortune 500 companies.

We have built a proprietary platform that reduces the friction associated with searching for, contracting and collaborating with, and paying highly-skilled freelancers for short-term and longer-term projects. As early innovators in this space, we have built an expansive and unique repository of data on our platform, which, when combined with our machine learning capabilities, enables us to better connect clients with available talent for their projects. For example, we use machine learning to predict the availability, interest, and skill relevance of specific freelancers for specific projects.

Clients using our marketplace can find the right freelancers in less time and at a lower cost compared to traditional channels. In 2017, we maintained high NPS of over 60 on average from both freelancers and clients.4

Scale and Liquidity

In 2017, our platform enabled $1.37 billion of GSV across 1.8 million projects between approximately 375,000 freelancers and 450,000 clients, including 28% of the Fortune 500 companies as of December 31, 2017. The size and scale of our platform provides clients with fast, secure, and efficient access to high-quality talent.

Global Reach

We help freelancers in over 180 countries connect with clients and enable freelancers to withdraw payments for their work in numerous currencies. Supported by strong network effects on our marketplace, we have been able to scale our business and our global community of users without the need for local physical presence and density.

Multi-Category

Our platform provides clients with access to highly-skilled freelancers with over 5,000 skills across over 70 categories. In 2017, approximately 40% of clients engaged freelancers across multiple categories on our platform. Our platform had more than 20 categories that each generated over $20 million of GSV in 2017, such as:

Accounting	Personal and Virtual Assistance
Business Support	Sales
Content Marketing	Search Engine Optimization (SEO)
Copy Editing	Software Development
Customer Service	Translation
Data Science and Analytics	Video and Film
eCommerce Development	Visual Arts
Graphic Design	Web Development
IT Services	Web and Mobile Design
Mobile Development	Web Research

[4]	NPS is a measure of client and freelancer satisfaction on a scale ranging from negative 100 to 100 based on the standard question: “On a scale of 0 to 10, with 10 being extremely likely, how likely are you to recommend Upwork to a friend or colleague?” NPS is based on users that respond to the survey question after completing a project and users who respond to the survey question once every 60 days. NPS is calculated by using the standard methodology of subtracting the percentage of users that respond that they are not likely to recommend us from the percentage of users that respond that they are extremely likely to recommend us.

Unique Data Assets

Our proprietary database maintains detailed and dynamic information, including skills, feedback, and success indicators of freelancers and clients transacting on our platform. Moreover, our machine learning algorithms leverage our closed-loop transaction data on millions of completed projects. The large volume of transactions on our marketplace allows us to continually improve the effectiveness of our search algorithms and product features, providing a compelling and differentiated value proposition for both new and existing freelancers and clients.

Benefits for Highly-Skilled Freelancers

Access to Quality Clients and Work

Our marketplace provides freelancers access to quality clients and rewarding projects. Our platform features both quick, discrete projects and longer-term projects. By reducing non-billable time, including time spent searching for new clients and projects, invoicing, and collecting payments for completed projects, our platform enables freelancers to be more productive, increase their earnings, and find clients outside of their local geography.

Flexibility

Our platform enables freelancers to obtain the flexibility they seek to run their own businesses, choose their own clients, determine their own pricing, create their own schedules, and work from their preferred locations.

Secure and Timely Payments

Freelancers conveniently receive payments from their clients through our platform. Funds are securely held and transferred through our escrow service, enabling trust and timely payment.

Marketing and Reputation Building

We serve as a powerful marketing channel for freelancers to increase demand for their specialized skills. Using our marketplace, freelancers receiving positive client feedback typically benefit from increased demand for their services. We also enable freelancers to be visible in search results globally and to build a business reputation and brand through their skill profiles and project history on our platform.

Insights into High-Demand Skills

We give freelancers real-time visibility into which skills are highest in demand and associated rates paid for those services. With this insight, freelancers can actively invest their time and focus on developing sought-after skills to grow their businesses and increase their earnings.

Benefits for Clients

Access to High-Quality Freelancers

Every day, an average of approximately 10,000 independent professionals and agencies apply to join our platform. We leverage machine learning to automatically accept the registrations of high-quality, in-demand talent. As of February 2017, over 80% of freelancers using our platform held a college degree or advanced degree, with 34% holding a post-graduate degree, according to an internally-conducted survey. Based on information contained in comprehensive freelancer profiles, which include skill profiles and project history on our platform, we highlight the right freelancers to the right clients.

Speed to Hire

Clients often receive proposals within minutes of posting a job, and the median time to hire was 23 hours in 2017. Our marketplace streamlines the interviewing, screening, and contracting process through proprietary search algorithms incorporating freelancers’ availability, online status, and skill profiles.

Cost Savings

Our platform offers a direct-to-talent approach, reducing the reliance on intermediaries such as staffing firms, recruiters, and traditional agencies. Clients using our platform only pay for the specific work they need. Based on client feedback, we believe that clients realize significant cost savings compared to hiring locally or using staffing firms or other intermediaries.

Streamlined Processes

Our end-to-end software platform streamlines workflows, such as talent sourcing, outreach, and engagement. Our platform includes a proposal tracking system, collaboration and communication features, time tracking and invoicing, and two-way feedback and review systems to better manage the lifecycle of project engagements.

Trust and Verification

Our technology was built to help instill trust in remote service relationships. Our platform provides insight into freelancer billing, allowing clients to verify work activity reflected on their invoices, while our collaboration and communication features foster responsiveness and transparency between freelancers and clients. Funds are securely held and released through escrow, enabling mutual trust and timely payments. Our platform also provides tools to enable users to provide both public and private feedback once the work is completed.

Unique Access to Specialized Skills

Freelancers on our platform offer over 5,000 skills across over 70 categories. Within each category, there are multiple skills. For example, skills for the mobile development category include Objective C, Swift, and Android app development. Skills on our platform dynamically evolve with the labor market, which enables clients to find freelancers in current and emerging skill areas, such as augmented reality, robotics, and blockchain. By having access to freelancers with an extensive variety of skills, clients can meet their needs for highly-skilled talent on one platform.

Our Strengths

Largest Online Global Marketplace for Highly-Skilled Freelancers

We operate the largest online global marketplace that enables businesses to find and work with highly-skilled freelancers, as measured by GSV. Today, our platform provides clients with access to highly-skilled freelancers with over 5,000 skills across over 70 categories. In 2017, our platform enabled $1.37 billion of GSV across 1.8 million projects between approximately 375,000 freelancers and 450,000 clients in over 180 countries. We had over 1,400 clients that spent over $100,000 on our platform in 2017, and no single client accounted for more than two percent of total client spend. We believe our size and scale demonstrate the effectiveness of our platform in connecting businesses with global talent.

Trusted Platform for Freelancers and Clients

We believe our ability to foster trust and credibility on our platform drives growth and differentiates us. We use a combination of the latest technology, data science, product features, and our skilled team to make our platform a trusted online marketplace to get work done. We build and use software to highlight relevant freelancers, facilitate security and identity verification for account ownership, and flag suspicious posts to maintain a trusted marketplace. We provide clients with tools to validate work performed by freelancers and to provide both public and private feedback once the work is completed. Our feedback system enables freelancers to build their business reputation by establishing long-term credibility with project review and client feedback. We provide escrow services so clients on our platform only pay for work that has been completed and freelancers are paid by their clients in full and on time.

Proprietary Data Drives Increasing Efficiencies

We have built an expansive and dynamic repository of data on our platform, which allows us to better enable clients to connect with the best talent for their projects. We use this data in our machine learning algorithms on our platform to provide a trusted, convenient, and effective user experience for both new and existing freelancers and clients. An example of how we use machine learning is to highlight the right freelancers to the right clients and the right projects to freelancers to optimize searching on our platform. For freelancers, our machine learning algorithms leverage historical data to predict whether they match the job skill requirements and are interested in and available to undertake a particular project. For clients, we use our historical job post data to infer what the job post means and highlight potential freelancers with relevant skills based on prior project and payment history. We can factor in historical preferences such as the expertise, location, and price charged by prior freelancers engaged by the client for similar projects. We believe that this capability is difficult to replicate because of the large amounts of data needed for machine learning algorithms to understand how users act and the outcomes of these projects. Further, our data enables us to be more effective at detecting and reducing fraud and other malicious activity on our platform both rapidly and at scale.

Robust Platform Functionality

Our platform includes a proposal tracking system, search engine and collaboration functionality, time tracking and invoicing systems, and payments services. The robust functionality of our platform enables freelancers to more easily run their businesses and clients to find and work with high-quality talent globally. As of December 31, 2017, we were actively working with more than 300 engineers, including both our employees and freelancers, to innovate and improve our platform.

Powerful Global Network Effects

We have invested in building a robust platform with features and functionalities that are necessary to connect freelancers and clients at scale. We believe our platform provides a strong value proposition for both sides of our marketplace and our scale creates powerful network effects that strengthen our competitive differentiation. Clients are attracted to our unique platform due to the availability of the more than 5,000 skills that freelancers offer in over 70 categories. In turn, as more clients use and post projects on our platform, we are able to attract more freelancers. As a result, we have been able to scale our business and our global community of users without the need for local physical presence and density.

Business Model with Strong Retention Metrics

The growth in our marketplace is driven by long-term and recurring use of our platform by freelancers and clients, which leads to increased revenue visibility for us. For example, for the quarterly period ended December 31, 2017, in addition to acquiring new clients, our client spend retention was 99%. Furthermore, the quality of our relationship with freelancers and clients that use our platform is reflected in our NPS, which exceeded 60 on average from both freelancers and clients throughout 2017. In addition, we believe the scale of our platform incentivizes freelancers to build their business reputations and continue to use our platform.

Proven Management Team

Our company was formed when two of the earliest innovators in the space, and the largest online talent marketplaces at the time, Elance and oDesk, combined in 2014. Our management team has a strong track record of scaling and running profitable businesses with a focus on online marketplaces, business-to-business services and software, and global payments technologies. Our President and Chief Executive Officer, Stephane Kasriel, is an active thought leader in talent engagement and the future of work, and, since 2016, has been the co-chair of the World Economic Forum’s Global Future Council on Education, Gender and Work.

Growth Strategies

We intend to continue actively pursuing opportunities to expand and solidify our market position, including the following:

Increase Spend from Existing Clients

We intend to expand our relationship with our existing clients and increase their spend on our platform by investing in building new products and premium features.

Attract New Clients Through Marketing Efforts

We intend to expand our marketing efforts to increase awareness of our platform and the benefits of using flexible and remote talent and, as a result, attract new clients.

Remain a Preferred Platform for Freelancers

We will continue to invest in new products and features to help freelancers grow their businesses by finding more work and increasing their earnings.

Further Invest in Technology

We plan to continue to improve our user experience by enhancing our software capabilities, data science, security, and technology infrastructure.

Invest in Domestic Marketplace Capabilities Internationally

We plan to invest in building domestic-to-domestic marketplaces internationally by connecting local clients to local freelancers, similar to our U.S.-to-U.S. domestic offering, including customizing our platform to support additional languages and currencies. We believe that by tailoring our platform experience to the nuances of regional markets, we can further improve the experience of our users.

Broaden and Deepen Categories

We have successfully scaled over 20 different categories to over $20 million GSV in 2017. We intend to focus further on customizing experiences for categories through tailored features and functionalities, thus making it easier and more efficient for clients to connect with the right freelancers.

Focus on Premium Offerings

We plan to invest further in our direct sales team and expand our premium offerings. We believe there is a significant opportunity to expand existing client spend, add new enterprise clients, and cross-sell and upsell existing enterprise clients across various categories.

Our Products

We have marketplace offerings and a managed services offering. Our marketplace offerings include our Upwork Standard, Upwork Enterprise, Upwork Pro, and Upwork Payroll offerings.

Upwork Standard

Our Upwork Standard offering provides clients with access to freelance talent with verified work history on our platform and client feedback, the ability to instantly match with the right freelancers, and built-in collaboration features.

Upwork Enterprise

Our Upwork Enterprise offering, which is designed for larger clients, includes access to additional product features, premium access to top talent, professional services, custom reporting, and invoicing on a monthly basis.

Upwork Pro

Our Upwork Pro offering provides additional services to clients including job post and search assistance.

Upwork Payroll

Our Upwork Payroll service is offered to clients whose freelancers are classified as employees for engagements on our online marketplace. With Upwork Payroll, third-party staffing providers provide employment services on behalf of clients.

Managed Services Offering

Through our managed services offering, we engage freelancers to complete projects, directly invoice the client, and assume responsibility for work performed by freelancers.

Our Platform

Our platform provides clients with fast, secure, and efficient access to high-quality talent with more than 5,000 skills across over 70 categories, such as content marketing, customer service, data science and analytics, graphic design, mobile development, sales, and web development. Freelancers on our platform benefit from access to high-quality clients, rewarding work, and secure and timely payments while enjoying the flexibility to run their own businesses, create their own schedules and work from their preferred locations. Our end-to-end software platform streamlines workflows, such as talent sourcing, outreach, and engagement for clients.

Our platform is accessible through our website and mobile applications for iOS and Android. We also provide a desktop application that runs on Windows, Mac, and Linux.

Freelancer Features and Functionalities

Freelancers apply to join our platform and then market their professional skills, experience, and portfolio. As they complete projects for clients on our platform, they build their business reputation with feedback and project history data visible on their profiles.

We enable freelancers to grow their businesses by seamlessly offering:

Targeted Profiles

Freelancers create a profile that typically includes a description of their skills and experience, the type of services they offer, the hourly rate they charge, their current availability, and other pertinent details, such as third-party certifications, writing samples, or portfolios of their work. This profile is the way that freelancers market their businesses on our platform. Based on the profile, we use predictive analytics to only accept the registrations of in-demand freelancers most likely to find success on our platform.

Example Freelancer Profile

Upwork
HOME
JOBS
FREELANCERS
REPORTS
MESSAGES
Katy W.
Prisco, TX
100%
Job Success
TOP RATED
Graphic Designer
$100.00
Hourly Rate
$30k+
Total earned
69
Jobs
180
Hours worked
Invite To Job
Hire Now
Save
Flag as inappropriate
Availability
Profile Link
Copy Link
Location
Prisco, TX
United States
Languages
Work History and Feedback
Newest first
All Jobs
My Company
I need a Church brochure design created and ready to print in the next 2 days ASAP.
$500.00
Fixed Price
No feedback given
View More (36)
Portfolio
All categories
this must be the place
Experiential Design
Illustration
Previous
1
2
Next
Skills
Graphic Design
User Experience Design
Web Design
Logo Design
Typography
Tests
NAME
SCORE (OUT OF 5)
TIME TO COMPLETE
U.S. English Basic Skills Test
4.60
Top 10%
12 mins
Details
Employment History
Graphic Designer | Stoller Design Group
December 2012 - May 2015
View More (3)
Education
Ferris State University
2008 - 2012
Work history and feedback from past jobs
Featured work that showcases skills and experiences
A list of skills and tests that were completed
Employment and education history

Validated Expertise

Freelancers have the opportunity to take over 300 skill tests to demonstrate their capabilities for their profiles. Additionally, they can link third-party certifications, work portfolios, or other samples of their work. Freelancers’ profiles also include data from their work history on our platform, including client feedback, number of hours billed, projects completed, and amount earned. This validated expertise is a critical factor to build trust, giving clients confidence in hiring freelancers for their next project.

Ideal Projects

Job Feed. After a freelancer’s registration is accepted, our platform immediately highlights relevant project postings through a job feed to enable the freelancer to find work efficiently. Freelancers can choose the projects that fit their skills and interests.

Search. Our robust search functionality enables freelancers to perform keyword searches and deploy advanced filters to find projects that meet their exact criteria, such as specifying project types and skills needed, client ratings, client geographies, and whether they prefer hourly or fixed price projects.

Example Job Feed, Job Details View, and Proposal Submission Workflow

Job Search and Job Feed

Easy Bidding

Submit Proposals. Once freelancers find a project they are interested in, they submit a proposal to the client, including proposed pricing terms.

Respond to Invites and Interviews. Our platform allows freelancers and their prospective clients to safely communicate project details, timelines, and deliverables prior to entering into a contract.

Secure Contracts

Upwork Standard clients contract with freelancers directly through our platform. There are two types of contracts: hourly and fixed price. Hourly contracts are billed automatically on a weekly basis. Fixed price contracts require the client to deposit funds that are held in escrow for each agreed upon deliverable or milestone. The client and freelancer are free to negotiate any other contract terms they choose, but we also provide optional service contract terms that they can incorporate, which include provisions assigning the intellectual property rights for work that has been paid for to the client.

Efficient Collaboration

Once a freelancer accepts a contract offer from a client, the contract is created and work can begin.

Freelancers are able to seamlessly communicate and collaborate on projects with clients using features of our platform including chat, voice call, video conference, and file sharing—all designed to enable more productivity, higher engagement, and increased success on our platform.

Our Collaboration Platform

Fast Payments

Freelancers on our platform get paid faster than through traditional arrangements where they often get paid 30 or more days after the date of the invoice. On our platform, freelancers are paid within 10 days from the date the client is invoiced for hourly contracts and five days after the client releases a milestone or final payment for fixed price jobs.

Time Tracking. For hourly contracts, freelancers can choose to use our Hourly Time Tracker to, with a push of a button, log time and automatically bill their clients. Clients can review the time invoiced by freelancers and associated screenshots of completed work using the Upwork Work Diary. Fixed price contracts are invoiced once the deliverable or milestone is completed.

Freelancers Track Time for Automated Invoicing Using the Hourly Time Tracker

Clients Can Review Screenshots of Hourly Work Completed Using the Upwork Work Diary

Fixed Price Billing. Once a milestone has been completed, the freelancer submits the work to the client through our platform, and initiates a request for review and payment. The client either accepts the work, which releases the funds from escrow, or requests changes. If either party feels the contract terms were not met, they may escalate the issue and request assistance from us, and if that is unsuccessful, they may choose to resolve the dispute with the help of a third-party arbitrator.

Withdrawing Funds

Freelancers can withdraw funds in numerous different currencies through our integration with third-party payment providers. With our weekly billing cycle, freelancers get paid more reliably and faster than through traditional channels.

Freelancers Can View Earnings, Schedule Upcoming Withdrawals, or Initiate Immediate Withdrawals

Reputation-Building

Upon contract completion, each party is asked to leave feedback about the other party. Client feedback contributes to the freelancer’s overall success score reflecting client satisfaction, which we call a Job Success Score, or JSS. Feedback is an important component of the freelancer profile as it builds trust and facilitates matching by communicating not just ratings from clients, but also information from clients about freelancers’ strengths and demonstrated abilities.

Repeat Business

After a freelancer completes a project for a client, the freelancer can propose additional projects or milestones to their client. Additionally, the client can contract again with any freelancer that they have a previous relationship with through an easy contracting flow for repeat business. Clients often build a bench of preferred freelancers that they contract again for project needs.

Client Features and Functionalities

Register and Onboard

Clients register on our platform and have the opportunity to invite service providers that are not already on our platform to join our platform. By bringing their service providers onto our platform, clients can benefit from consolidated invoicing and billing, reporting, and budget management across all freelancers and other vendor talent.

Find Quality Freelancers

Posting Jobs. Clients complete a job posting that includes their project description, budget, timeframe, specific skill requirements, and any additional details they add. For an additional fee, clients may also make their job “featured,” which gives their posting extra visibility in the search function. After the job post is complete, our platform highlights relevant freelancers so the client can invite them to submit a proposal.

Clients Specify Project Requirements Through Job Posts

Searching for Freelancers. To find new talent, we enable clients to search the marketplace for freelancers using customized filters, such as geography, experience level, and hourly rate. Our machine learning search algorithms leverage a broad array of proprietary data to enable clients to find the freelancers that best match their needs.

Freelancer Search

Evaluate Proposals

Proposal Tracking System

Contract Securely

Clients contract with freelancers directly through our platform. Once freelancers are identified or have submitted a proposal to a job—most jobs get proposals within minutes—clients can interview them and extend an offer detailing the proposed contractual terms. The freelancer may propose changes to the offer before accepting the contract.

In addition to contracting with freelancers directly, clients can also enroll in our Upwork Payroll services to receive services from freelancers they find on our platform that are hired by our vetted third-party employment providers as employees.

Automate Payments. Upwork Standard clients participate in automated payments for hourly contracts, thereby lowering administrative burden for themselves and their freelancers. For hourly contracts, unless a dispute is filed, the invoiced funds are automatically charged to the client’s pre-selected payment method. Clients may pay by credit card in five currencies (U.S. dollar, Euro, British Pound, Australian dollar, or Canadian dollar), electronically through the Automated Clearing House, by wire, or through third-party payment providers in USD. For fixed price contracts, clients fund escrow upon creation of a milestone and the escrow funds are released to the freelancer upon milestone approval.

Provide Ratings. Upon contract completion, both parties are asked to leave feedback about the other party.

Re-engage Preferred Talent

Clients can offer a contract—including scope of work and hourly bill rate or fixed price project amount—to any freelancer on our platform at any time. This “Direct hire” functionality—a streamlined offer and acceptance flow—is used extensively by clients seeking to re-engage a freelancer they worked with previously for a new project.

Upwork Enterprise Offering

Private Portal

Adoption of our Upwork Enterprise offering is facilitated by our single-sign-on feature and company-customized homepages that orient new users and educate them on the specifics of their company’s talent program with our platform. This portal provides resources to help users get started, including easy ways to contact our premium talent services team.

Example Private Portal for an Enterprise Client

Talent Clouds

Our Talent Cloud functionality enables enterprise users to access pre-qualified, pre-defined freelancer talent pools that meet the unique needs of the enterprise business. Upwork Enterprise users or our own talent services representatives can organize and access groups of freelancers with specific skills or experience using Talent Clouds.

Example Talent Cloud

Enhanced Talent Services

Talent services representatives assist in understanding client needs and help clients use our platform to find the right freelancers for their projects. Upwork Enterprise clients also receive enhanced customer support services to enable efficient engagement of anywhere from tens to thousands of freelancers. Moreover, users of our Upwork Enterprise offering have access to a custom dashboard and workflow to ensure freelancers meet obligations unique to the enterprise, such as completion of client required vetting steps, agreements, and background checks, before such freelancers start working on projects for clients.

Compliance Services

Robust compliance services are available to determine correct worker classification through a technology-enabled classification evaluation. Our classification process was created with the help of legal experts and leverages our data and state-of-the-art client and freelancer questionnaires, along with review of each engagement request by a compliance specialist.

Multi-Tier Permissions

We enable multi-tier permissions and access controls to meet the needs of more complex businesses that require a wider array of user types and access levels than typical marketplace clients. Enterprise clients can use our purchase order approval workflows to ensure they have sufficient budget and can track their spend against purchase orders.

Rich Reporting & Term Billing

We provide robust reporting tools so that all spend can be tracked, giving clients dynamic visibility into budget and spend. Differentiated reporting enables deeper insights into spend, while term billing enables business to pay the way they are accustomed to. Our Upwork Enterprise offering provides consolidated invoicing to clients on a monthly basis.

Internal Company Feedback

Upwork Enterprise clients can provide feedback on a freelancer that is accessible only to people within their organization. Additionally, clients can view and share freelancer feedback specific to the client’s organization before selecting the freelancer.

Trust and Safety

We focus on making our platform the most trusted to get work done by striving to ensure that it is professional, users are unique and accurately represented, and the matching process results in good outcomes for both parties. We perform a broad spectrum of activities to support these goals, including:

Preventing and Detecting Suspect Activity

We use state-of-the-art systems designed to detect and prevent suspect content and conduct on our platform. Our systems include security models that flag suspicious activity, tools that scan site content, and entire teams dedicated to second-level review and investigation who can, if necessary, remove jobs and profiles. In addition, to investigate identity when necessary, we use a range of methods such as third-party identification verification service providers, internal manual identification verification processes, webcam conferencing, and document collection and review.

Feedback System

A key feature fostering trust between freelancers and clients is our two-way feedback process, allowing both parties to give feedback on each other. This process gives our users a point of reference through which they can evaluate counterparties prior to entering into a contract.

•	Freelancers. Client feedback for freelancers is captured in three ways: 5-star feedback that is displayed publicly, feedback provided privately to us, and the JSS. The JSS incorporates both private and public feedback and other important factors indicating client satisfaction, such as job spend and repeat business. The JSS helps top freelancers differentiate themselves on our platform.

•	Clients. Freelancers can give clients both public and private feedback after the completion of a project, allowing the freelancers to provide candid feedback on their experience with the client. Clients are scored and reviewed through public comments, providing a benchmark for freelancers and helping to ensure that the best clients are easily identifiable.

Escrow Services

We are licensed as an internet escrow agent by the DBO. Pursuant to the DBO’s regulations, all customer funds are held in our escrow account and are released only according to escrow instructions that have been agreed upon by freelancers and clients. For fixed price contracts, the client deposits funds that are held in escrow, in whole or by milestone, before the freelancer starts to work. The escrow funds are then released to the freelancer upon completion of a project or a milestone. For hourly contracts, the client receives an invoice on a weekly basis and has several days to review the invoice. Funds are released to the freelancer after the review period unless the client files a dispute. In the case of any dispute between freelancers and clients over funds held in escrow, we have a dedicated team focused on facilitating a resolution between them.

Compliance Operations

We have voluntarily implemented an anti-money laundering, or AML, program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity. Our AML program includes know your customer procedures, which involve customer identity verification and enhanced due diligence. Moreover, we have screening systems and processes in place designed to ensure that we do not do business in countries, or with persons or entities, included on lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls.

Clients on Our Platform

Our platform enables businesses of all sizes, from small businesses to Fortune 500 companies, to find the talent they need when they need it. In 2017, approximately 450,000 clients worked with freelancers on our platform.

Freelancers on Our Platform

Freelancers on our platform include independent professionals and agencies of varying sizes. In 2017, approximately 375,000 freelancers completed projects through our platform, and every day approximately 10,000 independent professionals and agencies apply to join our platform.

Research and Development

We invest substantial resources in research and development to enhance our platform, develop new products and features, and improve our infrastructure. We believe that our differentiated technology and intellectual property will help us maintain our position as the largest online global marketplace that enables businesses to find and work with highly-skilled freelancers. Our research and development expenses were $37.9 million and $45.6 million for 2016 and 2017, respectively.

Sales and Marketing

Our sales and marketing organizations work closely together to increase awareness, generate client demand, build a strong sales pipeline, and grow account relationships across businesses of all sizes, from small businesses to Fortune 500 companies, to accelerate GSV growth.

Marketing

A majority of our client and freelancer registrations come through direct and non-paid channels. In 2017, more than 80% of our attributed client registrations and a vast majority of our new freelancer registrations came from direct navigation to our website and mobile applications, unpaid search results, and free referrals.

Our marketing strategy starts with driving cost-effective awareness of our brand and the benefits of hiring remote talent. We draw insights and trends from our platform to drive broad public relations coverage. We also help shape influential conversations around the future of work through major media outlets to drive awareness of remote work.

The majority of our marketing activities are focused on our Upwork Standard offering, which enjoys high NPS scores that generate significant word of mouth. We increase our new client pipeline with a variety of digital, direct mail, and event marketing programs. We deploy email and lifecycle marketing initiatives to retain, cross-sell, and upsell existing clients. We have recently begun testing with offline advertising in a small number of metropolitan markets to increase brand awareness.

We complement our Upwork Standard strategy with focused outbound programs targeting enterprise organizations with existing adoption of our platform. Once prospects are identified, we work closely with our enterprise sales team to broaden adoption of our platform into wider-scale deployments.

Enterprise Sales

Our enterprise sales team is currently focused on acquiring and growing clients with workforces of more than 100 employees. Our enterprise sales team helps new and existing clients build and execute awareness campaigns through workshops, webinars, and marketing events that drive additional spend through our platform. This land-and-expand strategy helps customers ramp their usage of our platform driving more value, awareness, and adoption over time.

Our Technology

We utilize a flexible systems architecture to allow us to scale easily as our platform usage increases and to provide a consistent and robust user experience. We host our platform on AWS servers.

The core elements of our technology are:

Reliability

Our infrastructure is designed to provide high reliability and robust platform performance. There are three components to our reliability strategy:

Services-Oriented Architecture. We have focused on building a services-oriented architecture that is designed to independently scale, or failover, as needed, leveraging the AWS platform. As a result, since integrating with AWS, we believe we are more resilient to unexpected surges in traffic, or to new code changes that we may introduce.

Isolation as a Design Philosophy. Leveraging the philosophy of domain-driven design, we have divided our platform into multiple sections to reduce the likelihood that a failure in any one section of our platform would negatively impact other sections of our platform.

Self-Monitoring and Self-Healing. Our platform is designed to continuously monitor its own health and act appropriately, particularly during our deployment of new code.

Security

Our platform is designed to help ensure security and protect our users’ information and identity.

We have implemented comprehensive trust and safety processes to help prevent and detect suspicious behavior on our platform. Over the years of developing our platform, we have developed and refined specific pattern-matching algorithms to detect unusual behavior on our platform. To operate at scale, we have automated several risk mitigation strategies.

Another component of our security strategy is to leverage third parties who provide value-added user verification services. Augmenting our knowledge of user identity through these third-party services improves our ability to better detect and verify suspicious activity on our platform.

All access to the site is encrypted using industry-standard transport layer security technology. When users enter sensitive information, such as tax identification numbers, we encrypt the transmission of that information using secure socket layer technology. We also use HTTP strict transport security to add an additional layer of protection for our users. For servers that store personally identifiable information, the data is encrypted. In order to make secure payments through our platform, we are also Payment Card Industry Data Security Standard certified, which means we have demonstrated compliance with the Payment Card Industry security standards required for businesses that complete credit card or debit card transactions.

Our users may elect to further secure their account credentials through two-factor authentication that requires them to authenticate on a second device.

Machine Learning Predictive Capabilities

We leverage historical data to create a continuously improving experience for freelancers and clients. Our platform contains a large repository of closed-loop data for the entire lifecycle of work starting from when clients post projects, to when freelancers and clients match, how they communicate, how and when payment is transferred, and finally feedback.

Utilizing machine learning capabilities to predict future behavior based on many years of historical use cases, we are able to leverage this data analysis to create stronger user experiences.

During the search process, we leverage our proprietary data to help freelancers and clients efficiently connect. We leverage machine learning to balance supply and demand within the marketplace as well. Freelancers receive data on market rates based on similar jobs when submitting proposals. When clients post jobs, similar rate resources also appear within the system. Upon registration, our machine learning algorithms assess a freelancer’s potential to be successful on our platform based on the current supply and demand in addition to the skills in the freelancer’s profile.

Scalability

Our cloud-based platform has been designed to scale with increased usage and support sudden traffic spikes by easily and cost-effectively bringing additional capacity online as required.

Culture and Team

Our mission—to create economic opportunities so people can have better lives—is integral to our culture, and how we hire, build products, and lead our industry. We practice a “work without limits” model that includes a distributed team of on-site and remote employees, and we also engage freelancers all over the world for our own specialized projects. We believe this results in a team that is continually engaged and passionate about the positive impact of our platform.

Our values are to:

•	Inspire a boundless future of work;

•	Put our community first;

•	Have a bias toward action; and

•	Build amazing teams.

As of December 31, 2017, we had 355 employees, and, in 2017, we engaged over 1,000 freelancers to provide services to us on a variety of internal projects. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We believe the positive relationship between us and our employees and our unique, strong culture differentiates us and is a key driver of business success.

The Upwork Foundation Initiative

In April 2018, we established The Upwork Foundation initiative. The objective of The Upwork Foundation initiative is to further our mission of creating economic opportunities to make people’s lives better by supporting:

•	those who may not otherwise fully benefit from the changing nature of work, including through organizations focused on skill development in underserved communities;

•	non-profit organizations to increase their social impact by using our platform; and

•	our employees in volunteering in their local communities.

The initiative will include a donor-advised fund created through the Tides Foundation. We believe that building a sustainable program for charitable donations fosters employee morale, enhances our community presence, and strengthens our brand. In May 2018, we issued a warrant to purchase 500,000 shares of our common stock to the Tides Foundation at an exercise price of $0.01 per share. This warrant is exercisable as to 1/10th of the shares on each anniversary of the effective date of this offering. Upon the exercise and sale of these shares, we will instruct the Tides Foundation to donate the proceeds from such sale in accordance with our direction.

In addition to the creation of The Upwork Foundation initiative, we have signed on to the Pledge 1% campaign, which publicly acknowledges our intent to give back and increase social impact. To fulfill our intent under this campaign, in addition to granting the warrant to the Tides Foundation, we will also implement programs allowing our employees to donate their time to volunteer programs and will be undertaking certain product initiatives designed to benefit nonprofit organizations. We believe this further displays to our employees and other stakeholders our commitment to further our mission across many communities. At this time, we do not plan to grant additional equity or donate profits in order to fulfill our intent under this campaign.

Competition

The market for freelancers and the clients that engage them is highly competitive, rapidly evolving, fragmented, and subject to changing technology, shifting needs, and frequent introductions of new products and services. We compete with a number of online and offline platforms and services domestically and internationally to attract and retain users. Our main competitors fall into the following categories:

•	traditional contingent workforce and staffing service providers and other outsourcing providers, such as The Adecco Group, Randstad, Recruit, ManpowerGroup, and Robert Half International;

•	online freelancer platforms that serve either a diverse range of skill categories, such as Fiverr and Freelancer.com, or specific skill categories;

•	other online providers of products and services for individuals or businesses seeking work or to advertise their services, including personal and professional social networks, such as LinkedIn and GitHub, employment marketplaces, recruiting websites, and project-based deliverable providers;

•	software and business services companies focused on talent acquisition, management, invoicing, or staffing management products and services;

•	payment businesses, such as PayPal and Payoneer, that can facilitate payments to and from users;

•	businesses that provide specialized, professional services, including consulting, accounting, marketing, and information technology services; and

•	online and offline job boards, classified ads, and other traditional means of finding work and service providers, such as Craigslist, CareerBuilder, Indeed, Monster, and ZipRecruiter.

In addition, well-established internet companies, such as Google, LinkedIn, and Amazon, and social media platforms, such as Facebook, have entered or may decide to enter into our market, and some of these companies have launched products and services that directly compete with our platform. For example, in 2016, LinkedIn launched ProFinder, its service to connect LinkedIn members with one another for service relationships. In the future, we may also compete with companies that utilize emerging technologies, such as blockchain or artificial intelligence.

We believe the principal competitive factors in our market include:

•	platform features and functionality;

•	size and engagement of user base;

•	breadth of skill categories offered by freelancers;

•	uniqueness, size, and scope of data assets;

•	ease of use;

•	vision for the market;

•	brand awareness and reputation;

•	level of user satisfaction;

•	relationships with third-party partners;

•	strength of sales and marketing efforts;

•	ability to innovate and develop new or improved products and services; and

•	pricing.

We believe that we compete favorably with respect to these factors.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our software, documentation, and other proprietary information.

As of December 31, 2017, we held 13 issued U.S. patents and had 13 U.S. patent applications pending. We also held one issued patent in a foreign jurisdiction. As of December 31, 2017, we held 11 registered trademarks in the United States, including Upwork, Elance, and oDesk and also held 106 registered trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as ours. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. In addition, we may, in the future, be subject to claims that we are infringing, misappropriating, or otherwise violating the intellectual property rights of others.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that are applicable to internet companies and businesses that operate online marketplaces connecting businesses with freelancers. These laws and regulations may involve worker classification, employment, data protection, online payment services, content regulation, intellectual property, taxation, consumer protection, background checks, payment services, money transmitter regulations, or other subjects. Moreover, we provide escrow services to our users and are therefore licensed as an internet escrow agent by the DBO. Many of the laws and regulations that are or may be applicable to our business are still evolving and being tested in courts and could be interpreted in ways that could adversely impact our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the industry in which we operate.

Facilities

Our corporate headquarters are located in Mountain View, California, where we occupy facilities totaling approximately 32,000 square feet under a lease that expires in April 2019. We use these facilities for administration, sales and marketing, technology and development, engineering, and customer support.

We also lease offices in San Francisco and Chicago and rent working space in Colorado, Georgia, and Norway.

We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Legal Proceedings

We are not a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, key employees, and directors as of June 30, 2018:

Name	Age	Position(s)
Executive Officers:
Stephane Kasriel	43	President, Chief Executive Officer, and Director
Brian Kinion	51	Chief Financial Officer
Hayden Brown	36	Senior Vice President, Product and Design
Han-Shen Yuan	43	Senior Vice President, Engineering

Key Employees:
Eric Gilpin	39	Senior Vice President, Sales
Zoë Harte	43	Senior Vice President, Human Resources and Talent Innovation
Efstratios Karamanlakis	52	Senior Vice President, Chief Technology Officer
Brian Levey	50	Chief Business Affairs and Legal Officer and Secretary
Rich Pearson	50	Senior Vice President, Marketing
Elizabeth Tse	50	Senior Vice President, Operations

Non-Employee Directors:
Thomas Layton(1)	55	Executive Chairman
Gregory C. Gretsch(2)(3)	51	Director
Kevin Harvey(3)	53	Director
Daniel Marriott(1)(2)	49	Director
Elizabeth Nelson(1)(2)	57	Director

(1)	Member of the nominating and governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

Executive Officers

Stephane Kasriel has served as our President and Chief Executive Officer and a member of our board of directors since April 2015. Prior to that, Mr. Kasriel served as our Senior Vice President, Product and Engineering since our inception in March 2014, as Vice President of Engineering and Product of oDesk from October 2013 to March 2014, and as Vice President of Product of oDesk from June 2012 to October 2013. Mr. Kasriel has also served as Co-Chair of the Global Future Council on Education, Gender, and Work for the World Economic Forum since September 2016. Previously, Mr. Kasriel served in various leadership roles for eBay Inc., an ecommerce corporation, including as the Global Head of Consumer Products from 2008 to 2010, Country Manager of PayPal France from 2006 to 2008, and Global Head of Mobile Business Development from 2011 to 2012. In addition, Mr. Kasriel was the Chief Operating Officer of Work4 Labs, Inc., a talent acquisition platform, in 2012 and Vice President of Global Sales and Business Development of Zong, Inc., a mobile payment service, which was acquired by eBay, from 2010 to 2011. Mr. Kasriel was also the founder of Fireclick, Inc., a web analytics company, and a co-founder of iFeelGoods, a digital rewards platform company. Mr. Kasriel holds a Diplôme d’Ingénieur from Ecole Polytechnique, an M.S. in Computer Science from Stanford University, and an M.B.A. from INSEAD.

Our board of directors believes that Mr. Kasriel possesses specific attributes that qualify him to serve as a director, including the historical knowledge, operational expertise, and continuity that he brings to our board of directors as our President and Chief Executive Officer.

Brian Kinion has served as our Chief Financial Officer since October 2017. Before joining us, Mr. Kinion served as the Chief Financial Officer of Marketo, Inc., a marketing automation platform software company, from

March 2016 to April 2017, and, prior to that, he served as Group Vice President of Finance from November 2014 to March 2016 and as Vice President of Finance from July 2013 to November 2014. From 2007 to June 2013, Mr. Kinion served in several roles at SAP SuccessFactors, Inc., a cloud-based human capital management software company, including as Vice President and Global Controller of Cloud Revenue Operations, Vice President of Finance in Global Systems and Acquisition Integration, and Vice President and Global Controller. Mr. Kinion also currently serves on the board of directors of Marin Software Incorporated. Mr. Kinion holds a B.S. in Accounting and an M.B.A. with a finance concentration from St. Mary’s College of California.

Hayden Brown has served as our Senior Vice President, Product and Design since January 2016. Ms. Brown previously served as our Vice President, Head of Product, from January 2015 to January 2016 and as our Vice President and Senior Director Marketplace, since our inception in March 2014. Prior to that, Ms. Brown served in numerous product leadership roles, starting when she joined oDesk as a Director of Marketplace in December 2011. Prior to joining us, Ms. Brown was Vice President of Corporate Development at LivePerson, Inc., an online messaging, marketing, and analytics company, from September 2010 to November 2011. Ms. Brown also worked for Microsoft Corporation, a technology company, as Director of Corporate Strategy and M&A from January 2010 to September 2010 and as Senior Strategy Manager from June 2007 to January 2010. Ms. Brown began her career as a Business Analyst at McKinsey & Company, a business management consulting firm, in their New York office. Ms. Brown holds an A.B. in Politics from Princeton University.

Han-Shen Yuan has served as our Senior Vice President, Engineering since June 2015. Mr. Yuan also operates Post-PC Labs, LLC, a computer software development business that he founded in May 2012. Before joining our company, Mr. Yuan served in several roles at eBay, including Senior Director of Engineering and Group Chief Technology Officer of Core Product and Technology at eBay Enterprise from February 2015 to April 2015, Senior Director of Engineering, Innovation and New Ventures from December 2012 to February 2015, and Director of Engineering for Mobile and Platform Business Solutions from March 2009 to March 2011. From March 2011 to May 2012, Mr. Yuan served as Director of Engineering for iOS and Android at Netflix Inc., a streaming media and video-on-demand entertainment company. Mr. Yuan holds a B.S. in Industrial Engineering and Operations Research with a minor in Computer Science and an M.S. in Industrial Engineering and Operations Research from the University of California at Berkeley.

Key Employees

Eric Gilpin has served as our Senior Vice President, Sales since April 2016. Prior to joining us, Mr. Gilpin served in a variety of roles for CareerBuilder, LLC, a human capital software provider and online employment website, including as President of Vertical Sales from September 2014 to March 2016, President of Staffing and Recruiting from November 2009 to September 2014, and Director of National Accounts from April 2004 to November 2009. Mr. Gilpin holds an M.B.A. from the Southern Methodist University’s Cox School of Business.

Zoë Harte has served as our Senior Vice President, Human Resources and Talent Innovation since September 2017. She previously served in roles as our Vice President and Head of Human Resources from March 2014 to August 2017 and as Head of Human Resources at oDesk from April 2013 to March 2014. Ms. Harte also worked at Rovi Corporation, a digital entertainment company, in senior HR roles from 2008 to 2012. Prior to Rovi, Ms. Harte spent nine years at Yahoo! in a progression of HR and Customer Care leadership roles. Ms. Harte holds a B.A. in Religion and Women’s Studies from Earlham College and an M.A. in theology from University of Exeter.

Efstratios Karamanlakis is one of the co-founders of oDesk and has served as Senior Vice President and our Chief Technology Officer since April 2015. Prior to that, Mr. Karamanlakis served as our Vice President of Development since our inception in March 2014 and as Vice President of Development for oDesk from January 2003 to March 2014. Before co-founding oDesk, Mr. Karamanlakis served as Technical Director at Postscriptum Communication Informatics Ltd., a digital strategy consulting firm, and as Director of R&D at L-Cube Information Systems. Mr. Karamanlakis holds a B.S. in Electrical Engineering and Computer Science from the National Technical University of Athens, Greece.

Brian Levey has served as our Chief Business Affairs and Legal Officer and Secretary since October 2017. Prior to that, Mr. Levey served as our Chief Financial Officer from June 2015 to October 2017, as well as our

General Counsel and Secretary, since our inception in March 2014. Mr. Levey served as Vice President, General Counsel and Secretary of oDesk from June 2013 to March 2014. Prior to joining us, Mr. Levey served in a variety of roles at eBay Inc., including as Vice President, Deputy General Counsel and Assistant Secretary from 2006 to 2013, and, from 2000 to 2006, he served in increasingly senior legal roles at eBay. He also previously served as Vice President, Legal at Metro-Goldwyn-Mayer Studios. Mr. Levey began his legal career with Latham & Watkins LLP. Mr. Levey holds an A.B. in Economics from Stanford University and a J.D. from Stanford Law School.

Rich Pearson has served as our Senior Vice President, Marketing since May 2015. Prior to that, Mr. Pearson served as our Senior Vice President, Categories and International from March 2014 to April 2015 and as Chief Marketing Officer of Elance from May 2012 to March 2014. Prior to joining us, Mr. Pearson served as the Vice President of Marketing at Posterous, Inc., a micro-blogging platform, from June 2010 through its acquisition by Twitter, Inc. in March 2012. Prior to that, Mr. Pearson held senior marketing positions at a variety of organizations. Mr. Pearson holds a B.S. in Business Administration from the University of California at Berkeley and an M.B.A. from the Walter A. Haas School of Business at the University of California at Berkeley.

Elizabeth Tse has served as our Senior Vice President, Operations since our inception in March 2014 and as Vice President, Operations of Elance from January 2013 to March 2014. Before joining us, Ms. Tse was Chief Operating Officer at Samasource, a non-profit organization, from November 2011 to October 2012. Ms. Tse also worked at Zuora, Inc., an enterprise software company, as Vice President of Customer Operations from August 2009 to November 2011. Before joining Zuora, Ms. Tse was the Vice President for Global Billing, Payments, and Collections at eBay. Ms. Tse holds a B.A. in Psychology from Yale University and an M.B.A. from Cornell University.

Non-Employee Directors

Thomas Layton has served as a member of our board of directors and Executive Chairman since our inception in March 2014. Prior to that, Mr. Layton served as a member of the board of directors of oDesk from May 2006 to March 2014 and as Executive Chairman from December 2011 to March 2014. Mr. Layton is currently a Lecturer at Stanford Graduate School of Business and a Board Partner at Social Capital LP, a venture capital firm. Mr. Layton currently serves on the board of directors of several private companies. Previously, Mr. Layton served in various leadership roles, including as the Chief Executive Officer of OpenTable, Inc., an online restaurant reservation company, from 2001 to 2007 and as the Chief Executive Officer of Metaweb Technologies, Inc., a data infrastructure company, from 2007 to 2010. Mr. Layton holds a B.S. from the University of North Carolina at Chapel Hill and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Layton should serve as a member of our board of directors based on his extensive leadership experience. He also brings historical knowledge, operational expertise, and continuity to our board of directors.

Gregory C. Gretsch has served as a member of our board of directors since our inception in March 2014 and as a member of the board of directors of oDesk from 2004 to March 2014. Mr. Gretsch is a founding partner and has served as Managing Director of Jackson Square Ventures, a venture capital firm, since 2011. Mr. Gretsch also serves on the board of directors of several private companies, and he served as a director of Responsys, Inc. from 2001 to 2014. Mr. Gretsch has also served as a managing director at Sigma Partners, a venture capital firm, since 2001. Mr. Gretsch holds a B.B.A. in Management Information Systems from the University of Georgia. We believe that Mr. Gretsch should serve as a member of our board of directors based on his significant experience in the venture capital industry analyzing, investing in, and serving on the boards of directors of other technology companies and his management and leadership experience as a former founder and executive of several startup technology companies.

Kevin Harvey has served as a member of our board of directors since our inception in March 2014. Prior to that, Mr. Harvey served as a member of the board of directors of oDesk from August 2006 to March 2014. Mr. Harvey is a founder and general partner of Benchmark Capital, a venture capital firm, which he joined in 1995. Mr. Harvey currently serves on the board of directors of Proofpoint, Inc. Before founding Benchmark, Mr. Harvey was founder, President, and Chief Executive Officer of Approach Software Corp., a server database company. Before founding Approach Software, Mr. Harvey founded Styleware, Inc., a software company. Mr. Harvey holds a B.S. in Engineering from Rice University. We believe that Mr. Harvey should serve as a member of our board of directors based on his significant experience investing in and serving on the boards of directors of other technology companies as well as his management and leadership experience as a former founder and executive of multiple startup technology companies.

Daniel Marriott has served as a member of our board of directors since our inception in March 2014 and a member of the board of directors of Elance from January 2012 to March 2014. Mr. Marriott has been the Managing Partner of Stripes Group, a private equity and venture capital firm, since 2008, and he currently serves on the board of directors of several private companies. Between 1997 and 2008, Mr. Marriott served in a variety of executive roles under the umbrella of IAC/InterActiveCorp, a media and internet holding company, including Senior Vice President of Corporate and Interactive Development; founding CEO of Pronto, Inc., an online shopping and price comparison company; President of Citysearch; and Executive Vice President of Corporate Development of Ticketmaster, Inc., an event ticketing agency. Mr. Marriott holds a B.S. in Agricultural Economics and an M.B.A. from the University of Illinois. We believe that Mr. Marriott should serve as a member of our board of directors based on his significant experience investing in and serving on the boards of directors of other technology companies.

Elizabeth Nelson has served as a member of our board of directors since February 2015. Ms. Nelson currently serves on the boards of Nokia Corporation, Zendesk Inc., and several private companies. Ms. Nelson’s public company board service includes serving as a director of Pandora Media, Inc. from July 2013 to June 2017, Ancestry.com Inc. from 2009 to 2012, SuccessFactors, Inc. from 2007 to 2012, Autodesk, Inc. from 2007 to 2010, CNET Networks, Inc. from 2003 to 2008, and Brightcove Inc. from 2010 to 2014. From 1996 to 2005, Ms. Nelson served as the Executive Vice President and Chief Financial Officer of Macromedia, Inc., where she also served as a director from January 2005 to December 2005. Ms. Nelson holds a B.S in Foreign Service from Georgetown University and an M.B.A. in Finance from the Wharton School at the University of Pennsylvania. We believe that Ms. Nelson should serve as a member of our board of directors due to her financial, accounting, and operational expertise from prior experience as an executive and director for numerous public and private technology companies.

Corporate Governance

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between any of our directors or executive officers.

Board Composition

Our board of directors currently consists of six members, with one vacancy. Pursuant to our amended and restated certificate of incorporation as in effect prior to the completion of this offering and our amended and restated voting agreement, Stephane Kasriel, Thomas Layton, Elizabeth Nelson, Gregory C. Gretsch, Kevin Harvey, and Daniel Marriott have been designated to serve as members of our board of directors. Pursuant to our amended and restated certificate of incorporation and amended and restated voting agreement, Messrs. Gretsch and Harvey were each elected by the holders of a majority of our capital stock, voting together as a single class on an as-converted basis (excluding our Series B-2 convertible preferred stock), as the designees of the holders of a majority of our capital stock held by the former shareholders of oDesk; Mr. Marriott and Ms. Nelson were each elected by the holders of a majority of our capital stock, voting together as a single class on an as-converted basis (excluding our Series B-2 convertible preferred stock), as the designees of the holders of a majority of our capital stock held by the former stockholders of Elance; and Messrs. Kasriel and Layton were each elected as our current Chief Executive Officer and Executive Chairman, respectively, by the holders of a majority of our capital stock, voting together as a single class on an as-converted basis (excluding our Series B-2 convertible preferred stock).

The amended and restated voting agreement and the provisions of our amended and restated certificate of incorporation by which all of our current directors were elected will terminate, and no contractual obligations regarding the election of our directors will remain, following the completion of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

Classified Board of Directors

Upon the completion of this offering, our board of directors will consist of six members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be and , and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III directors will be and , and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our restated certificate of incorporation and restated bylaws to be in effect upon the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

In connection with this offering, we intend to list our common stock on the            . Under the rules of the                 , independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of the            require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the rules of the                 , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Layton, Gretsch, Harvey, and Marriott and Ms. Nelson are “independent directors” as defined under

the applicable rules and regulations of the SEC and the listing requirements and rules of the                    . In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is composed of Ms. Nelson and Messrs. Gretsch and Marriott. Ms. Nelson is the chair of our audit committee. The members of our audit committee meet the independence requirements under                  and SEC rules. Each member of our audit committee is financially literate. In addition, our board of directors has determined that            is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:

•	selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and

•	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is composed of Messrs. Gretsch and Harvey. Mr. Gretsch is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under                  and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	establishing our overall compensation philosophy.

Nominating and Governance Committee

Our nominating and governance committee is composed of Ms. Nelson and Messrs. Layton and Marriott. The members of our nominating and governance committee meet the independence requirements under                  and SEC rules. Mr. Layton is the chair of our nominating and governance committee. Our nominating and governance committee’s principal functions include:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending to our board of directors any changes to our corporate governance principles;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during 2017.

Director Compensation

In 2017, no compensation was paid to our non-employee members of our board of directors. All compensation paid to Mr. Kasriel, our only employee director, is set forth below in the section titled “Executive Compensation—2017 Summary Compensation Table.” No compensation was paid to Mr. Kasriel in his capacity as a director in 2017.

As of December 31, 2017, Elizabeth Nelson held an outstanding option to purchase 340,000 shares of common stock. The shares subject to the stock option vest at a rate of one forty-eighth of the total shares subject to the stock option per month. As of December 31, 2017, 233,750 shares subject to the stock option were vested and 106,250 were unvested.

Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non- employee directors for their service on our board of directors or committees of our board of directors.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative set forth information about the 2017 compensation provided to our principal executive officer and the two most highly-compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2017. These executive officers were Stephane Kasriel, our President and Chief Executive Officer, Brian Kinion, our Chief Financial Officer, and Hayden Brown, our Senior Vice President, Product and Design, and we refer to them in this section as our “named executive officers.”

2017 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for 2017.

Name and Principal Position	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Stephane Kasriel, President and Chief Executive Officer	$473,583	$—		$—	$164,651	$7,362	(3)	$645,596
Brian Kinion, Chief Financial Officer(4)	58,160	—		1,929,311	16,850	1,119	(5)	2,005,440
Hayden Brown, Senior Vice President, Product and Design(6)	239,797	10,196	(7)	1,097,906	69,475	56,386	(8)	1,473,760

(1)	Amounts represent the aggregate grant date fair value of the stock options awarded to the named executive officer during 2017 in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 2 of the notes to our consolidated financial statements included in this prospectus. Such grant-date fair market value does not take into account any estimated forfeitures related to service-vesting conditions.
(2)	The amounts reported in the column represent incentive cash bonuses earned pursuant to our 2017 performance bonus plan. For additional information, see the section titled “—Non-Equity Incentive Plan Compensation.”
(3)	The amount reported represents (i) our matching contribution of $5,000 on Mr. Kasriel’s behalf under our 401(k) plan and (ii) $2,362 paid to our disability insurance plan.
(4)	Mr. Kinion was hired as our Chief Financial Officer in October 2017. His annualized base salary as of December 31, 2017 was $335,000.
(5)	The amount reported represents our matching contribution of $1,119 on Mr. Kinion’s behalf under our 401(k) plan.
(6)	Ms. Brown took a leave of absence for a portion of 2017. Her annualized base salary as of December 31, 2017 was $302,000.
(7)	The amount reported represents a spot bonus paid by us to Ms. Brown.
(8)	The amount reported represents (i) our matching contribution of $5,000 on Ms. Brown’s behalf under our 401(k) plan, (ii) $1,898 paid to our disability insurance plan, and (iii) $49,488 paid by us to Ms. Brown during a leave of absence.

In July 2018, we granted to Mr. Kasriel an option to purchase 1,860,000 shares of our common stock at an exercise price of $6.61 per share. Subject to the completion of this offering before January 2019, the stock option vests upon the satisfaction time-based requirements and achievement of certain GSV and adjusted EBITDA milestones.

Equity Compensation

From time to time, we grant equity awards in the form of stock options to our named executive officers, which are generally subject to vesting based on each named executive officer’s continued service with us. Each of our named executive officers currently holds outstanding options to purchase shares of our common stock that were granted under the oDesk 2004 Stock Plan, or the 2004 Plan, or our 2014 Plan, as set forth in the table below titled “2017 Outstanding Equity Awards at Fiscal Year-End.”

Non-Equity Incentive Plan Compensation

During 2017, each of our named executive officers earned cash bonuses based on his or her participation in our 2017 performance bonus plan. Under our 2017 performance bonus plan, our named executive officers were eligible to earn bonuses based on our GSV and EBITDA metrics. In addition, for performance above the GSV target, our board of directors, in its sole discretion, established an additional bonus pool, which was paid to certain non-executive service providers. For 2017, the target bonus amount for Mr. Kasriel was 30% of his salary for the year, and the target bonus amounts for Mr. Kinion and Ms. Brown were 25% of each of their respective salary for the year.

Offer Letters

We have entered into offer letters with each of our named executive officers. In addition, each of our named executive officers has executed our form of standard employee invention assignment and confidentiality agreement. Any potential payments and benefits due upon a termination of employment or a change of control of us are further described in the section titled “Potential Payments upon Termination or Change of Control.”

Stephane Kasriel

In May 2018, we entered into an amended and restated offer letter with Mr. Kasriel, our President and Chief Executive Officer. The amended and restated offer letter provides for an annualized base salary of $480,000 and a target bonus eligibility of 56.25% of the regular salary payments earned during 2018, exclusive of any other earnings, such as bonus, premium, or pay during leave. Mr. Kasriel is an at-will employee and does not have a fixed employment term. He is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Brian Kinion

In May 2018, we entered into an amended and restated offer letter with Mr. Kinion, our Chief Financial Officer. The amended and restated offer letter provides for an annualized base salary of $350,000 and a target bonus eligibility of 40% of the regular salary payments earned during 2018, exclusive of any other earnings, such as bonus, premium, or pay during leave. Mr. Kinion is an at-will employee and does not have a fixed employment term. He is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Hayden Brown

In May 2018, we entered into an amended and restated offer letter with Ms. Brown, our Senior Vice President, Product, and Design. The amended and restated offer letter provides for an annualized base salary of $345,000 and a target bonus eligibility of 30% of the regular salary payments earned during 2018, exclusive of any other earnings, such as bonus, premium, or pay during leave. Ms. Brown is an at-will employee and does not have a fixed employment term. She is eligible to participate in our annual performance bonus plan and employee benefit plans, including health insurance, that we offer to our employees.

Potential Payments upon Termination or Change of Control

In May 2018, we entered into change in control and severance agreements with each of our executive officers, including our named executive officers, which provide for the following benefits if the executive is terminated by us without cause or, with respect to our President and Chief Executive Officer only, by the executive officer for good reason (as such terms are defined in the change in control and severance agreement) outside of a change in control (as such term is defined in the change in control and severance agreement) in exchange for a customary release of claims: (i) a lump sum severance payment of six months base salary for our executive officers (twelve months for our President and Chief Executive Officer), (ii) payment of premiums for continued medical benefits for up to six months (twelve months for our President and Chief Executive Officer), and (iii) in the case of our President and Chief Executive Officer only, 50% acceleration of any then-unvested equity awards (excluding equity awards that vest, in whole or in part, upon satisfaction of performance criteria).

If the executive officer’s employment is terminated by us without cause or by the executive for good reason within the three months preceding a change in control (but after a legally binding and definitive agreement for a potential change of control has been executed) or within the twelve months following a change in control, the change in control and severance agreements provide the following benefits in exchange for a customary release of claims: (i) a lump sum severance payment of twelve months base salary for our executive officers (eighteen months for our President and Chief Executive Officer), (ii) a lump sum payment equal to the executive officer’s then-current target bonus opportunity on a pro-rated basis, (iii) 100% acceleration of any then-unvested equity awards (excluding equity awards that vest, in whole or in part, upon satisfaction of performance criteria), and (iv) payment of premiums for continued medical benefits for up to twelve months (eighteen months for our President and Chief Executive Officer). Each change in control and severance agreement is in effect for three years, with automatic renewals for new three-year periods unless notice is given by us to the executive officer three months prior to expiration.

The benefits under the change in control and severance agreements supersede all other cash severance and vesting acceleration arrangements (excluding equity awards that vest, in whole or in part, upon satisfaction of performance criteria, which will be governed by the terms of the applicable performance based equity awards).

2017 Outstanding Equity Awards at Fiscal Year-End

The following table presents, for each of our named executive officers, information regarding outstanding stock options as of December 31, 2017.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)		Number of Securities Underlying Unexercised Options Unexercisable (#)(1)		Option Exercise Price ($)	Option Expiration Date
Stephane Kasriel	18,450	(2)	—		2.76	4/6/2024
	517,733	(3)	275,008		2.76	4/6/2024
	831	(2)	—		2.76	6/23/2024
	595,432	(2)(4)	—		3.04	6/24/2022
	18,450	(2)(4)	—		3.04	10/30/2023
	1,637,508	(5)	1,432,816		3.58	4/22/2025
	333,333	(6)	666,667		3.23	4/19/2026
Brian Kinion	—		1,200,000	(7)	3.68	10/29/2027
Hayden Brown	46,125	(2)(4)	—		1.52	12/14/2021
	82,604	(8)	41,249		2.76	4/6/2024
	20,965	(2)(4)	—		3.04	7/24/2023
	15,000	(9)	5,000		3.67	12/18/2024
	230,000	(10)	—		3.58	4/22/2025
	38,333	(11)	61,667		3.03	12/22/2025
	34,276	(12)	651,247		3.68	9/25/2027

(1)	All of the outstanding equity awards were granted under the 2014 Plan, unless otherwise indicated.
(2)	This stock option was fully vested as of December 31, 2017.
(3)	The stock option vests with respect to 5,929 shares of our common stock underlying the stock option on the last day of each month beginning in April 2014 and ending in March 2016, 9,879 shares of our common stock underlying the stock option on the last day of April 2016, 17,787 shares of our common stock underlying the stock option on the last day of each of May 2016 and June 2016, and 18,333 shares of our common stock underlying the stock option on the last day of each month beginning in July 2016 and ending in March 2019. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”
(4)	Granted under the 2004 Plan.
(5)	The stock option vests at a rate of 1/60th of the shares of our common stock underlying the stock option each month following the April 20, 2015 vesting commencement date. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”
(6)	The stock option vests at a rate of 1/60th of the shares of our common stock underlying the stock option each month following the April 20, 2016 vesting commencement date. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”

(7)	The stock option vests at a rate of 1/5th of the shares of our common stock underlying the stock option on October 30, 2018 and 1/60th of the shares of our common stock underlying the stock option monthly thereafter. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”
(8)	The stock option vests with respect to varying amounts between 1,788 and 1,790 shares of our common stock underlying the stock option on the last day of each month beginning in April 2014 and ending in December 2015, varying amounts between 1,584 and 1,586 shares of our common stock underlying the stock option on the last day of each month beginning January 2016 and ending in June 2017, and 2,750 shares of our common stock underlying the stock option on the last day of each month beginning in July 2017 and ending in March 2019. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”
(9)	The stock option vests at a rate of 1/60th of the shares of our common stock underlying the stock option each month following the December 19, 2014 vesting commencement date. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”
(10)	The stock option vests at a rate of 1/60th of the shares of our common stock underlying the stock option each month following the April 15, 2015 vesting commencement date. The stock option contains an early-exercise provision and is exercisable as to the unvested shares, subject to our right of repurchase. As of December 31, 2017, 107,334 shares of our common stock subject to the stock option remained unvested. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”
(11)	The stock option vests at a rate of 1/60th of the shares of our common stock underlying the stock option each month following the January 1, 2016 vesting commencement date. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”
(12)	The stock option vests at a rate of 1/60th of the shares of our common stock underlying the stock option each month following the September 26, 2017 vesting commencement date. The stock option is subject to acceleration upon certain events as described in the section titled “—Potential Payments upon Termination or Change of Control.”

Employee Benefit and Stock Plans

1999 Stock Option Plan, 2009 Stock Option Plan, and 2004 Stock Plan

In connection with the combination of oDesk and Elance, we assumed stock options granted under our 2004 Plan, the Elance 1999 Stock Option Plan, or the 1999 Plan, and the Elance 2009 Stock Option Plan, or the 2009 Plan. No additional awards were granted under these plans after consummation of the combination of oDesk and Elance. However, any awards granted under these plans that were outstanding as of the consummation of the combination remained outstanding, and subject to the terms of the applicable plan and award agreement, until exercised, settled, terminated or expired by their terms.

Upon the effectiveness of our 2014 Plan (as described in the section titled “—2014 Equity Incentive Plan” below), the shares reserved but not issued or subject to outstanding awards under the 1999 Plan, the 2004 Plan, and the 2009 Plan became available for grant and issuance under our 2014 Plan as common stock. Upon the effectiveness of our 2018 Plan (as described under the section titled “—2018 Equity Incentive Plan” below), the shares reserved but not issued or subject to outstanding awards under our 2014 Plan will become available for grant and issuance under our 2018 Plan as common stock.

1999 Plan and 2009 Plan

The 1999 Plan was adopted by the Elance board of directors and stockholders in 1999. The 2009 Plan was adopted by the Elance board of directors and stockholders in 2009. The 1999 Plan and the 2009 Plan each provide for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Internal Revenue Code, and nonstatutory stock options.

The 1999 Plan and the 2009 Plan are currently administered by our board of directors and will be administered by our compensation committee following our initial public offering, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board acting in place of our compensation committee. The administrator has the authority to construe and interpret these plans, grant stock options, and make all other determinations necessary or advisable for the administration of the plans.

Stock options granted under the 1999 Plan and the 2009 Plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution. Stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s legal representative. Options granted under our 1999 Plan and our 2009 Plan generally will expire upon the optionee’s termination of service for cause or may be exercised for a period of three months after the termination of the optionee’s service to us other than for cause, death, or disability, for a period of twelve months after the termination of the optionee’s service to us in the case of a termination due to death or disability (or the optionee’s death within three months after termination of service to us other than for cause), or for such shorter period (but not less than thirty days or, in the case of death or disability, six months) or longer period (but not longer than five years) as the administrator may provide. The maximum term of options granted under our 1999 Plan and 2009 Plan is ten years.

The 1999 Plan and the 2009 Plan will terminate ten years from the date our board approved the applicable plan, unless terminated earlier by our board. Our board may amend or terminate our 1999 Plan and our 2009 Plan at any time. If our board amends either plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

In the event of a dissolution, liquidation, merger, or consolidation in which we are not the surviving corporation, a merger in which we are the surviving corporation but after which our shareholders immediately prior to such merger cease to own their equity interests in us, or the sale of all or substantially all of our assets, the 1999 Plan and the 2009 Plan each provide that stock options may be assumed, converted, replaced, or substituted. If stock options are not assumed, converted, replaced, or substituted, their vesting will accelerate in full and they will become exercisable prior to the consummation of the transaction. If the stock options are not exercised prior to consummation of the transaction, they will terminate. If stock options are assumed, converted, replaced, or substituted, and the participant is terminated within 12 months after the consummation of the transaction, then vesting will accelerate as to the number of shares that would be vested on the first anniversary of the consummation of the transaction had the participant remained in service throughout that period. Subject to any greater rights in the foregoing provisions, any outstanding stock options will be treated as provided in the applicable transaction agreement.

As of December 31, 2017, stock options to purchase 201,009 shares of our common stock that were assumed under the 1999 Plan remained outstanding and none remained available for future grant. The stock options outstanding as of December 31, 2017 had a weighted-average exercise price of $0.39 per share.

As of December 31, 2017, stock options to purchase 1,187,392 shares of our common stock that were assumed under the 2009 Plan remained outstanding and none remained available for future grant. The stock options outstanding as of December 31, 2017 had a weighted-average exercise price of $0.83 per share.

2004 Plan

The 2004 Plan was adopted by the oDesk board of directors and stockholders in 2004. The 2004 Plan provided for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Internal Revenue Code, and nonstatutory stock options, as well as the issuance of restricted stock. In the event of a merger or consolidation, our board of directors may provide under the 2004 Plan that stock options may be continued, assumed, substituted, accelerated in full and then cancelled, or cancelled in exchange for a payment (in cash or securities of the surviving corporation or its parent) equal to the difference between the exercise price and the fair market value of the common stock.

Our 2004 Plan is currently administered by our board of directors and will be administered by our compensation committee following our initial public offering, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board acting in place of our compensation committee. The administrator has the authority and discretion to take any actions it deems necessary or advisable for the administration of our 2004 Plan.

Stock options granted under our 2004 Plan may not be transferred in any manner other than by beneficiary designation, will or by the laws of descent and distribution or, with respect to nonstatutory stock options, as determined by the administrator to the extent permitted by the plan. Incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2004 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of twelve months in the case of death, or for a period of six months in the case of disability, or such longer period as the administrator may provide. The maximum term of options granted under our 2004 Plan is ten years.

Our 2004 Plan will terminate ten years from the later of the date our board approved the plan or the most recent increase in the number of shares reserved under the plan, unless it is terminated earlier by our board. Our board may amend or terminate our 2004 Plan at any time, but such amendment or termination will not affect any shares previously issued or any stock option previously granted under the plan. If our board amends our 2004 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

As of December 31, 2017, stock options to purchase 2,193,035 shares of our common stock that were assumed under the 2004 Plan remained outstanding and none remained available for future grant. The stock options outstanding as of December 31, 2017 had a weighted-average exercise price of $2.72 per share.

2014 Equity Incentive Plan

Our 2014 Plan was adopted by our board of directors in March 2014 and by our stockholders in June 2014, and was last amended in February 2018. The 2014 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Internal Revenue Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock and the grant of restricted stock units and stock appreciation rights.

Our 2014 Plan is currently administered by our board of directors and will be administered by our compensation committee following our initial public offering, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board acting in place of our compensation committee. The administrator has the authority to construe and interpret our 2014 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan.

Awards granted under our 2014 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or, with respect to nonstatutory stock options, as determined by the administrator to the extent permitted by the 2014 Plan. Awards may be exercised during the lifetime of the optionee only by the participant or the participant’s legal representative. Stock options granted under our 2014 Plan generally will expire upon the optionee’s termination of service for cause or may be exercised for a period of three months after the termination of the optionee’s service to us other than for cause, death, or disability, for a period of twelve months after the termination of the optionee’s service to us in the case of a termination due to death (or the optionee’s death within three months after termination of service to us other than for cause), or for a period of six months in the case of disability, or such longer period as the administrator may provide. The maximum term of options granted under our 2014 Plan is ten years.

Our 2014 Plan will terminate ten years from the later of the date our board approves the plan or the most recent increase in the number of shares reserved under the plan, unless it is terminated earlier by our board. Our board may amend or terminate our 2014 Plan at any time, but such amendment or termination will not affect any shares previously issued or any award previously granted under the plan. If our board amends our 2014 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

In the event of an “acquisition” or “other combination” (as such terms are defined in the 204 Plan), the 2014 Plan provides that stock options may be continued, assumed, substituted, settled by payment (in cash or securities of the surviving corporation or its parent) of the full value of the stock options, accelerated (in full or in part), or canceled without consideration, and awards would terminate upon the consummation of the acquisition or other combination unless they are continued, assumed, or substituted. Our board, in its sole discretion, may provide in any award agreement for the accelerated vesting of awards. We will cease issuing awards under our 2014 Plan upon the effectiveness of the 2018 Plan, which is described below. Instead, we will grant equity awards under our 2018 Plan. However, any outstanding awards granted under the 2014 Plan will remain outstanding, subject to the terms of our 2014 Plan and applicable award agreements, until they are exercised or settled or until they terminate or expire by their terms.

As of December 31, 2017, we had reserved 25,123,031 shares of our common stock for issuance under our 2014 Plan. As of December 31, 2017, options to purchase 20,026,310 of these shares of our common stock remained outstanding and 3,962,024 of these shares of our common stock remained available for future grant. The stock options outstanding as of December 31, 2017 had a weighted-average exercise price of $3.30 per share. Subsequent to December 31, 2017, we granted options to purchase 4,068,996 shares of our common stock, with a weighted-average exercise price of $5.66. Upon the effectiveness of our 2018 Plan, the shares reserved but not issued or subject to outstanding awards under our 2014 Plan will become available for grant and issuance under our 2018 Plan as common stock.

2018 Equity Incentive Plan

In            2018, our board of directors adopted and our stockholders approved our 2018 Plan that will become effective on the day immediately before the pricing of our initial public offering. We initially reserved                  shares of our common stock to be issued under our 2018 Plan. The number of shares of common stock reserved for issuance under our 2018 Plan will increase automatically on January 1 of each year beginning in 2019 and continuing through                 , 2028 by the number of shares equal to     % of the total outstanding shares of our common stock and common stock equivalents as of the immediately preceding December 31. However, our board or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares of our common stock will be available for grant and issuance under our 2018 Plan:

•	shares subject to options or stock appreciation rights granted under our 2018 Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2018 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2018 Plan that otherwise terminate without shares being issued;

•	shares surrendered, canceled or exchanged for cash or the same type of award or a different award (or combination thereof);

•	shares subject to awards under the 2018 Plan that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to any award;

•	shares reserved but not issued or subject to outstanding awards under our 2014 Plan on the effective date of the 2018 Plan;

•	shares issuable upon the exercise of options or subject to other awards under our 2014 Plan, before the effective date of the 2018 Plan that cease to be subject to such options or other awards by forfeiture or otherwise after the effective date of the 2018 Plan;

•	shares issued under our 2014 Plan that are forfeited or repurchased by us at the original issue price after the effective date of the 2018 Plan; and

•	shares subject to awards under our 2014 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2018 Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, or SARs, restricted stock units, or RSUs, performance awards, and stock bonuses. No more than                  shares will be issued pursuant to the exercise of incentive stock options. The aggregate number of shares of our common stock that may be subject to awards granted to any one non-employee director pursuant to the 2018 Plan in any calendar year shall not exceed                    .

Our 2018 Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2018 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan.

Our 2018 Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors, and advisors, provided the consultants, independent contractors, directors, and advisors are natural persons who render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options will vest over a four or five-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2018 Plan is ten years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

SARs provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. SARs may vest based on time or the achievement of performance conditions.

RSUs represent the right to receive cash or shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment, cessation of the service relationship, or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock (which may be subject to additional restrictions), cash, or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of pre-established performance conditions in cash or by issuance of the underlying shares or other property (or any combination thereof). These awards are subject to forfeiture before settlement because of termination of employment, cessation of the service relationship, or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance and not issued in exchange for cash. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Subject to the terms of our 2018 Plan, without prior stockholder approval, the compensation committee may (a) reprice options or SARs (and where the repricing is a reduction in the exercise price, the consent of the affected participants is not required), and (b) with the consent of the respective participants, pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number or class of shares reserved under our 2018 Plan, the maximum number or class of shares that can be granted in a calendar year to employees or non-employee directors and the number or class of shares and exercise price, if applicable, of all outstanding awards under our 2018 Plan.

Awards granted under our 2018 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2018 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of twelve months in the case of death, or for a period of twelve months in the case of disability, or such shorter or longer period as our compensation committee may provide.

If we are party to a merger or consolidation, outstanding awards, including any vesting provisions, may be assumed, substituted, cashed out, or replaced by the successor company. Outstanding awards that are not assumed, substituted, cashed out, or replaced will accelerate in full and expire upon the merger or consolidation. In the event of specified change in control transactions, our compensation committee may accelerate the vesting of awards immediately upon the occurrence of the transaction, whether or not the award is continued, assumed, substituted, or replaced by a surviving corporation or its parent in the transaction, or following the transaction in connection with the participant’s termination of employment.

Our 2018 Plan will terminate ten years from the date our board approves the plan, unless it is terminated earlier by our board. Our board may amend or terminate our 2018 Plan at any time. If our board amends our 2018 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

Employee Stock Purchase Plan

We have adopted our 2018 ESPP in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2018 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. We initially reserved                  shares of our common stock for issuance under our 2018 ESPP. The number of shares reserved for issuance under our 2018 ESPP will increase automatically on January 1 of each year beginning in 2019 and continuing through                 , 2028 by the number of shares equal to     % of the total outstanding shares of our common stock and common stock equivalents as of the immediately preceding December 31st. However, our board may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2018 ESPP will not exceed                  shares of our common stock.

Our compensation committee will administer our 2018 ESPP. Our employees generally are eligible to participate in our 2018 ESPP. Our compensation committee may in its discretion elect to exclude employees who work fewer than 20 hours per week or five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2018 ESPP, are ineligible to participate in our 2018 ESPP. Our compensation committee may impose additional restrictions on eligibility. Under our 2018 ESPP, eligible employees will be able to acquire shares of our common stock through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their eligible cash compensation. We will also have the right to amend or terminate our 2018 ESPP at any time. Our 2018 ESPP will terminate on the tenth anniversary of the effective date of this offering, unless it is terminated earlier by our board.

The 2018 ESPP will be implemented through a series of offering periods with durations of not more than 27 months under which our employees who meet the eligibility requirements for participation in that offering period may enroll in the 2018 ESPP and then will automatically be granted a nontransferable option to purchase shares in that offering period. Once an employee is enrolled, participation will be automatic in subsequent offering periods. Except for the first offering period, each offering period will run for no more than            months, with purchases occurring every            months. The first offering period will begin upon                  and will end on                 . Except for the first purchase period, each purchase period will be for                months, commencing each            and            . The purchase periods under the first offering period will end on                 ,                 ,                  ,                 ,                   and                 ,            . An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase shares of our common stock in an amount that, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than                  shares during any one purchase period or a lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2018 ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2018 ESPP will then terminate on the closing of the proposed change in control.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. U.S. employees who have attained at least 18 years of age are generally eligible to participate in the plan on the first day of the calendar month following the employees’ completion of certain eligibility requirements. Leased employees (as defined in the Basic Plan Document), temporary employees, and seasonal employees are excluded from participation. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Internal Revenue Code. Pre-tax contributions by participants and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax deferrals is 100% vested when contributed. The plan provides for a discretionary employer matching and profit sharing contribution. The plan permits all eligible plan participants to contribute between 1% and 90% of eligible compensation, on a pre-tax basis, into their accounts.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation that will become effective in connection with this offering contains provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective in connection with this offering will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these provisions in our restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions since January 1, 2015, to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest. Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required in the section titled “Executive Compensation.”

Repurchase

In November 2017, we repurchased 874,069 shares of our Series A-1 convertible preferred stock, 3,151,858 shares of our Series A-2 convertible preferred stock and 242,562 shares of our Series B-1 convertible preferred stock from New Enterprise Associates 10, L.P., one of our 5% stockholders at the time of such repurchase for an aggregate purchase price of $19.2 million.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related-Person Transactions

Our written related party transactions policy and the charters of our audit committee and nominating and governance committee to be adopted by our board of directors and in effect immediately prior to the completion of this offering require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee. However, if the related party is, or is associated with, a member of the audit committee, the transaction must be reviewed and approved by our nominating and governance committee.

Prior to this offering we had no formal, written policy for the review and approval of related party transactions. However, our practice has been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2018, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 97,159,082 shares of our common stock outstanding as of June 30, 2018 and assumes the conversion of all outstanding shares of convertible preferred stock into an aggregate of 61,279,079 shares of our common stock. For purposes of the table below, we have assumed that                  shares of common stock will be issued in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of June 30, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Upwork Inc., 441 Logue Avenue, Mountain View, California 94043.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	%	Shares	%
Directors and Named Executive Officers:
Stephane Kasriel(1)	3,792,778	3.8
Brian Kinion	—	—
Hayden Brown(2)	594,622	*
Thomas Layton(3)	4,141,848	4.3
Gregory C. Gretsch(4)	14,985,194	15.4
Kevin Harvey(5)	14,603,885	15.0
Daniel Marriott(6)	5,309,646	5.5
Elizabeth Nelson(7)	670,444	*
All executive officers and directors as a group (9 persons)(8)	44,480,798	43.8
Other 5% Stockholders:
Benchmark Capital Partners V, L.P. (5)	14,603,885	15.0
Entities affiliated with Sigma Partners(9)	13,853,602	14.3
Entities affiliated with Globespan Capital Partners(10)	12,571,727	12.9
Entities affiliated with T. Rowe Price(11)	10,345,123	10.6
Entities affiliated with FirstMark Capital(12)	5,524,295	5.7
SG Growth Partners I, L.P.(6)	5,309,646	5.5

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (i) 220,000 shares of common stock and (ii) 3,572,778 shares of common stock subject to options held by Mr. Kasriel that are exercisable within 60 days of June 30, 2018.
(2)	Consists of (i) 331,656 shares of common stock and (ii) 262,966 shares of common stock subject to options held by Ms. Brown that are exercisable within 60 days of June 30, 2018, of which 76,667 shares are unvested, but early exercisable within 60 days of June 30, 2018.

(3)	Consists of 4,141,848 shares of common stock held of record by Thomas H. Layton or Gabrielle M. Layton, or their successors, as trustees of the Layton Community Property Trust dated November 29, 1999, as amended.
(4)	Consists of (i) the shares of common stock held of record by the entities described in footnote (9) below, (ii) 266,667 shares of common stock held of record by Martis Creek Investments, L.P. — Fund 3, (iii) 95,000 shares of common stock held of record by Martis Creek Investments, L.P. — Fund 4, and (iv) 769,925 shares of common stock held of record by Martis Creek Investments, L.P. — Fund 5, collectively, the Martis Creek entities. The Gretsch Revocable Trust, the general partner of the Martis Creek entities, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Gregory C. Gretsch, a member of our board of directors. The address of the Martis Creek entities is 2105 South Bascom Avenue, Suite 370, Campbell, California 95008.
(5)	Consists of 14,603,885 shares of common stock held of record by Benchmark Capital Partners V, L.P., or Benchmark V. Benchmark Capital Management Co. V, L.L.C. is the general partner of Benchmark V. Alexandre Balkanski, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, a member of our board of directors, Robert C Kagle, Mitchell H. Lasky, and Steven M. Spurlock are the managing members of Benchmark Capital Management Co. V, L.L.C., and each of them may be deemed to hold shared voting and dispositive power with respect to the shares held by Benchmark V. The address for the Benchmark entities is 2965 Woodside Road, Woodside, California 94062.
(6)	Consists of 5,309,646 shares of common stock held of record by SG Growth Partners I, L.P. SGGP I, LLC, the general partner of SG Growth Partners I L.P., has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott, a member of our board of directors as the investment committee of SGGP I, LLC. The address of SG Growth Partners, I L.P. is 402 West 13th Street, 5th Floor, New York, New York 10014.
(7)	Consists of (i) 380,027 shares of common stock held by the Nelson Family Trust and (ii) 290,417 shares of common stock subject to stock options held by Ms. Nelson that are exercisable within 60 days of June 30, 2018.
(8)	Consists of (i) 39,972,256 shares of common stock and (ii) 4,508,542 shares of common stock subject to stock options that are exercisable within 60 days of June 30, 2018 held by all our executive officers and directors, as a group, of which 76,667 shares subject to stock options are unvested, but early exercisable as of such date.
(9)	Consists of (i) 1,028,777 shares of common stock held of record by Sigma Associates 6, L.P., (ii) 183,090 shares of common stock held or record by Sigma Investors 6, L.P., and (iii) 12,641,735 shares of common stock held of record by Sigma Partners 6, L.P., collectively, the Sigma Entities. Sigma Management 6, L.L.C. is the general partner of each of the Sigma Entities. Robert E. Davoli, Clifford Haas, Lawrence G. Finch, Gregory C. Gretsch, a member of our board of directors, John Mandile, Peter Solvik, Robert Spinner, and Wade Woodson are the managing members of Sigma Management 6, L.L.C. and share voting and investment power with respect to the shares held by the Sigma Entities. The address for the Sigma Entities is 2105 South Bascom Avenue, Suite 370, Campbell, California 95008.
(10)	Consists of (i) 733,083 shares of common stock held of record by Globespan Capital Partners (Cayman) IV, L.P., (ii) 291,076 shares of common stock held of record by Globespan Capital Partners IV GmbH & Co. KG, (iii) 10,685,706 shares of common stock held of record by Globespan Capital Partners IV, L.P., (iv) 660,286 shares of common stock held of record by JAFCO Globespan USIT IV, L.P., and (v) 201,576 shares of common stock held of record by GCP IV Affiliates Fund, L.P. (collectively, the “Globespan Fund IV Entities”). Globespan Management Associates IV, L.P. serves as the sole General Partner of each of Globespan Capital Partners IV, L.P., GCP IV Affiliates Fund, L.P. and JAFCO Globespan USIT IV, L.P. and as the Managing Limited Partner of Globespan Capital Partners IV GmbH & Co. KG. Globespan Management Associates (Cayman) IV, L.P. serves as the sole General Partner of Globespan Capital Partners (Cayman) IV, L.P. Globespan Management Associates IV, LLC serves as the sole General Partner of each of Globespan Management Associates IV, L.P. and Globespan Management Associates (Cayman) IV, L.P. Andrew P. Goldfarb, the Executive Managing Director of Globespan Management Associates IV, LLC, has sole voting power and sole investment power over the shares held by the Globespan Fund IV Entities. The address of the Globespan Fund IV Entities is One Boston Place, Suite 2810, Boston, MA 02108.
(11)	Consists of 10,345,123 shares of common stock held of record by the funds and accounts advised by T. Rowe Price Associates, Inc., or TRPA. TRPA serves as investment adviser with power to direct investments and/or sole power to vote the securities owned by these funds and accounts. The T. Rowe Price Proxy Committee develops the firm’s positions on all major proxy voting issues, creates guidelines, and oversees the voting process. Once the Proxy Committee establishes its recommendations, they are distributed to the firm’s portfolio managers as voting guidelines. Ultimately, the portfolio managers for each account decide how to vote on the proxy proposals of companies in their portfolios. More information on the T. Rowe Price proxy voting guidelines is available on its website at troweprice.com. The T. Rowe Price portfolio managers of the funds and accounts that hold the securities are collectively listed as follows: Henry M. Ellenbogen and J. David Wagner. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all the shares listed above. T. Rowe Price Associates, Inc. is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address for T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe Price Investment Services, Inc., or TRPIS, a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family and complements the other services provided to shareholders of the T. Rowe Price funds. TRPIS does not engage in underwriting or market-making activities involving individual securities.
(12)

Consists of (i) 1,220,081 shares of common stock held of record by FirstMark Capital OF I, L.P. and (ii) 4,304,214 shares of common stock held of record by The FirstMark II Liquidating Trust, collectively, the FirstMark entities. FirstMark Capital OF I GP, LLC is the general partner of FirstMark Capital OF I, L.P. FirstMark Capital, LLC is the investment manager of FirstMark Capital OF I, L.P. Midtown II GP, LLC is the trustee of The FirstMark II Liquidating Trust. Midtown Legacy Management, LLC is the manager of Midtown II GP, LLC. FirstMark Capital, LLC is the advisor of The FirstMark II Liquidating Trust. Richard Heitzmann and Amish Jani

are the managers of FirstMark Capital OF I GP, LLC, the members of Midtown Legacy Management, LLC, and the members of the sole member of FirstMark Capital, LLC, have voting and dispositive power over the shares of the issuer owned directly by the FirstMark Entities, and therefore may be deemed to be beneficial owners of the shares held by the FirstMark Entities. The address of the FirstMark Entities is 100 5th Avenue, 3rd Floor, New York, New York 10011.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of                  shares of common stock, $0.0001 par value per share, and                  shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into 61,279,079 shares of our common stock, which will occur in connection with the completion of this offering, as of December 31, 2017, there were outstanding:

•	95,019,402 shares of our common stock outstanding, held by 536 stockholders of record;

•	23,607,746 shares of our common stock issuable upon exercise of outstanding stock options;

•	45,286 shares of our common stock issued upon exercise of a common stock warrant after December 31, 2017, with an exercise price of $0.06 per share; and

•	398,331 shares of our common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of December 31, 2017, with an exercise price of $3.13 per share.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2017, we had outstanding options to purchase an aggregate of 23,607,746 shares of our common stock, with a weighted-average exercise price of $3.10 per share. Subsequent to December 31, 2017, we granted options to purchase 4,068,996 shares of our common stock under the 2014 Plan, with a weighted-average exercise price of $5.66 per share.

Warrants

As of December 31, 2017, we had outstanding warrants to purchase an aggregate of 443,617 shares of our common stock, with a weighted-average exercise price of $2.82 per share. Subsequent to December 31, 2017, we granted 500,000 shares of our common stock issuable upon the exercise of a common stock warrant to Tides Foundation, with an exercise price of $0.01 per share, and we issued 45,286 shares of our common stock upon the exercise of a common stock warrant with an exercise price of $0.06 per share.

Registration Rights

Following the completion of this offering, the holders of an aggregate of 58,626,657 shares of our common stock, as of December 31, 2017, or their permitted transferees will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions and stock transfer taxes, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the completion of this offering or, with respect to any particular stockholder, at the time that stockholder can sell all of its shares during any 90-day period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

The holders of an aggregate of 58,626,657 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $10.0 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement up to two times for up to 90 days in a 12-month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including at any time earlier than 180 days after the effective date of this offering.

Form S-3 Registration Rights

The holders of an aggregate of 58,626,657 shares of our common stock or their permitted transferees are also entitled to Form S-3 registration rights. The holders representing at a majority of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $5.0 million. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period, each for a period of not more than 90 days if our board determines that the filing would be materially detrimental to us.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of an aggregate of 58,626,657 shares of our common stock or their permitted transferees having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement, other than in the initial public offering.

Anti-Takeover Provisions

The provisions of the DGCL, our restated certificate of incorporation, and our restated bylaws following this offering could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

•	Board Vacancies. Our restated bylaws and certificate of incorporation will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Corporate Governance—Classified Board of Directors” for additional information.

•	Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•	Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of our outstanding common stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of our outstanding common stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.

•	Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice generally must be delivered to us not later than the close of business on the 75th day nor earlier than the close of business on the 105th prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. With respect to nominations of persons for election to our board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of our capital stock, and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by our stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting, and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder’s notice must set forth certain information related to the proposing persons, including, among other things:

•	the name and address of the proposing persons;

•	information as to the ownership by the proposing persons of our capital stock and any derivative interest or short interest in any of our securities held by the proposing persons;

•	information as to any material relationships and interest between the proposing persons and us, any of our affiliates, and any of our principal competitors;

•	a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•	a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee or carry the proposal.

These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

•

Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our restated certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

Choice of Forum

In addition, our restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be    . The transfer agent’s address is                 , and its telephone number is            .

Exchange Listing

We intend to apply to list our common stock on the            under the symbol “UPWK.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time.

Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding stock options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the 95,019,402 shares of our common stock outstanding as of December 31, 2017, we will have a total of                  shares of our common stock outstanding. Of these outstanding shares, all of the                  shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, each of our directors, executive officers, and the holders of substantially all of our outstanding equity securities have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. Subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

•	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up/Market Standoff Agreements

All of our directors and executive officers and holders of substantially all of our outstanding equity securities are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring, or otherwise disposing of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position with respect to such securities, or publicly disclosing the intention to effect any such transaction, for a period of 180 days following the date of this prospectus without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC. These agreements are subject to certain customary exceptions. See the section titled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and restricted stock units and the shares of common stock reserved for issuance under our equity incentive plans. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Registration Rights

We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or Medicare contribution tax on net investment income and does not deal with state or local taxes, U.S. federal gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code, such as:

•	insurance companies, banks, and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our capital stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of shares of our common stock, the tax treatment of a partner or member in the partnership or entity will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder of shares of our common stock that is a partnership, and partners in such partnership, are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of shares of our common stock.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES

ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

As described in the section titled “Dividend Policy,” we do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described in the section titled “—Gain on Disposition of Our Common Stock.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the sections below titled “—Foreign Accounts” and “—Backup Withholding and Information Reporting” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities and to any recipient that has not properly established its exemption from U.S. backup withholding, respectively.

Gain on Disposition of Our Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the common stock.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests as defined in the Internal Revenue Code and the Treasury Regulations comprised at least half the fair market value of our real property and other business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

See the sections titled “—Foreign Accounts” and “—Backup Withholding and Information Reporting” for additional information regarding withholding rules that may apply to proceeds of a disposition of our common stock paid to foreign financial institutions or non-financial foreign entities and to any recipient that has not properly established its exemption from U.S. backup withholding, respectively.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and

“nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments, including dividends and, on or after January 1, 2019, the gross proceeds of a disposition of our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or, on or after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non- financial foreign entity” (each as defined in the Internal Revenue Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S., OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

Citigroup Global Markets Inc. and Jefferies LLC, are acting as joint-bookrunning managers and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally and not jointly agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Jefferies LLC
RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC

Total

The underwriting agreement will provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters will be obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

In connection with this offering, we, our officers and directors and holders of substantially all of our outstanding shares of capital stock and other securities have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Jefferies, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup and Jefferies in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

The foregoing restrictions are subject to specified exceptions, including, without limitation, transfers (a) as bona fide gifts or for bona fide estate planning purposes, (b) to any member of the immediate family of the party subject to the restrictions or to any trust for the direct or indirect benefit of such party’s immediate family, or if such restricted party is a trust, to a trustor, trustee, or beneficiary of the trust or to the estate of a trustor, trustee, or beneficiary of such trust, (c) upon death or by will, testamentary document, or intestate succession, (d) in transactions consisting of shares of common stock acquired by the party subject to the restrictions either in this offering or in open market transactions after the completion of this offering, (e) if the party subject to the restrictions is a corporation, business trust, association, limited liability company, partnership, limited liability partnership, or other entity, to such an entity which is directly or indirectly controlled by, a wholly-owned subsidiary of, or is under common control, with such restricted party, or as part of a disposition, transfer, or distribution by such restricted party to its limited or general partners, members, stockholders, or other equityholders or to the estate of any such partners, members, stockholders, or other equityholders, (f) to us in connection with the vesting or settlement of restricted stock units or the “net” or “cashless” exercise of options, warrants, or other rights to purchase shares of common stock for purposes of exercising such options, warrants, or rights, in each case, pursuant to equity awards made under plans, or warrants, or other rights, that are described in this prospectus, (g) to us pursuant to equity awards made under plans, or warrants or other rights, that are described in this prospectus or a right of first refusal that we have with respect to transfers of such shares or securities, (h) pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction made to all holders of our capital stock that takes place after the completion of the offering, (i) in connection with the conversion or reclassification of our outstanding preferred stock into shares of common stock in connection the offering and in accordance with our certificate of incorporation, (j) pursuant to a qualified domestic order or in connection with a divorce settlement or any other court order, or (k) to the representatives in connection with the offering; each subject to certain further restrictions and qualifications.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

The shares are listed on the                  under the symbol “UPWK.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions, will be $        . We have agreed to reimburse the underwriters for fees and expenses up to $         related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. and compliance with state securities or “blue sky” laws.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares. “Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•

Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions. To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the                 , in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/ or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, or Member State, no offer of the shares of common stock which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares of common stock referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares of our common stock is made or who receives any communication in respect of an offer of shares of our common stock, or who initially acquires any of our shares of common stock will be deemed to have represented, warranted, acknowledged, and agreed to and with each representative and us that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares of our common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representatives, and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

This prospectus has been prepared on the basis that any offer of shares of our common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of our common stock offered in this prospectus may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275 (1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor. Shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares of our common stock offered in this prospectus may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. Wilson Sonsini Goodrich  & Rosati, P.C., Palo Alto, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2017 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, District of Columbia 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at (800) SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

UPWORK INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Upwork Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Upwork Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 4, 2018

We have served as the Company’s auditor since 2016.

UPWORK INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		Pro forma December 31, 2017
	2016	2017
			(unaudited)
ASSETS
Current assets:
Cash	$27,326	$21,595
Funds held in escrow, including funds in transit	59,833	87,195
Trade and client receivables – net of allowance of $2,473 and $1,577 as of December 31, 2016 and 2017, respectively	25,320	30,762
Prepaid expenses and other current assets	4,139	4,574

Total current assets	116,618	144,126
Property and equipment, net	2,605	3,514
Goodwill	118,219	118,219
Intangible assets, net	11,399	8,672
Other assets, noncurrent	759	658

Total assets	$249,600	$275,189

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$370	$462
Escrow funds payable	59,833	87,195
Debt, current	2,992	10,342
Accrued expenses and other current liabilities	21,624	16,030
Deferred revenue	594	614

Total current liabilities	85,413	114,643
Debt, noncurrent	13,970	23,491
Other liabilities, noncurrent	1,563	1,936	$832

Total liabilities	100,946	140,070	138,966

Commitments and contingencies (Note 5)
Redeemable convertible preferred stock, $0.0001 par value; 76,141,345 shares authorized as of December 31, 2016 and 2017; 65,464,387 and 61,279,079 shares issued and outstanding as of December 31, 2016 and 2017; aggregate liquidation preference of $129,913 and $120,047 as of December 31, 2016 and 2017; no shares issued and outstanding, pro forma (unaudited)	178,785	166,486	—
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 150,000,000 shares authorized as of December 31, 2016 and 2017; 32,178,236 and 33,740,323 shares issued and outstanding as of December 31, 2016 and 2017; 95,019,402 shares issued and outstanding, pro forma (unaudited)	3	3	9
Additional paid-in capital	89,335	92,222	259,806
Accumulated deficit	(119,469)	(123,592)	(123,592)

Total stockholders’ (deficit) equity	(30,131)	(31,367)	136,223

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$249,600	$275,189	$275,189

The accompanying notes are an integral part of these consolidated financial statements.

UPWORK INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2016	2017
Revenue	$164,445	$202,552
Cost of revenue	62,578	65,443

Gross profit	101,867	137,109

Operating expenses:
Research and development	37,902	45,604
Sales and marketing	37,437	53,044
General and administrative	35,446	37,334
Provision for transaction losses	5,550	4,250

Total operating expenses	116,335	140,232

Loss from operations	(14,468)	(3,123)
Interest expense	858	960
Other (income) expense, net	908	62

Loss before benefit from income taxes	(16,234)	(4,145)
Benefit from income taxes	1	22

Net loss	$(16,233)	$(4,123)
Premium paid on repurchase of redeemable convertible preferred stock	—	(6,506)

Net loss attributable to common stockholders	$(16,233)	$(10,629)

Net loss per share attributable to common stockholders, basic and diluted	$(0.51)	$(0.32)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	32,072	32,945

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.04)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		98,072

The accompanying notes are an integral part of these consolidated financial statements.

UPWORK INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2015	65,464,387	$178,785	31,905,645	$3	$81,799	$(103,236)	$(21,434)
Issuance of common stock upon exercise of stock options	—	—	272,591	—	270	—	270
Stock-based compensation expense	—	—	—	—	7,266	—	7,266
Net loss	—	—	—	—	—	(16,233)	(16,233)

Balances as of December 31, 2016	65,464,387	178,785	32,178,236	3	89,335	(119,469)	(30,131)
Exercise of warrant on redeemable convertible preferred stock and related reclassification of redeemable convertible preferred stock warrant liability	83,181	404	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,554,944	—	2,547	—	2,547
Issuance of common stock to consultants	—	—	7,143	—	—	—	—
Repurchase and retirement of redeemable convertible preferred stock	(4,268,489)	(12,703)	—	—	(6,506)	—	(6,506)
Stock-based compensation expense	—	—	—	—	6,846	—	6,846
Net loss	—	—	—	—	—	(4,123)	(4,123)

Balances as of December 31, 2017	61,279,079	$166,486	33,740,323	$3	$92,222	$(123,592)	$(31,367)

The accompanying notes are an integral part of these consolidated financial statements.

UPWORK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,233)	$(4,123)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for transaction losses	5,550	4,250
Depreciation and amortization	8,462	4,186
Amortization of debt issuance costs	—	49
Change in fair value of redeemable preferred stock warrant liability	114	118
Stock-based compensation expense	7,266	6,846
Loss on disposal of fixed assets	32	66
Changes in operating assets and liabilities:
Trade and client receivables	(8,320)	(8,860)
Prepaid expenses and other assets	(450)	(479)
Accounts payable	(578)	74
Accrued expenses and other liabilities	7,057	(6,148)
Deferred revenue	248	20

Net cash provided by (used in) operating activities	3,148	(4,001)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	371	208
Purchases of property and equipment	(846)	(1,830)
Internal-use software and platform development costs	—	(489)

Net cash used in investing activities	(475)	(2,111)

CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in funds held in escrow, including funds in transit	4,725	(27,362)
Changes in escrow funds payable	(4,725)	27,362
Proceeds from exercises of stock options	270	2,547
Proceeds from exercise of redeemable convertible preferred stock warrant	—	260
Repurchase of redeemable convertible preferred stock	—	(19,208)
Proceeds from borrowings on debt	17,000	34,000
Payment of debt issuance costs	(38)	(177)
Repayment of debt	(12,000)	(17,000)
Payments of deferred offering costs	—	(41)

Net cash provided by financing activities	5,232	381

NET INCREASE (DECREASE) IN CASH	7,905	(5,731)
Cash, beginning of year	19,421	27,326

Cash, end of year	$27,326	$21,595

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$55

Cash paid for interest	1,330	847

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment purchased but not yet paid	—	114

Reclassification of redeemable convertible preferred stock warrant liability to redeemable convertible preferred stock	—	144

Unpaid deferred offering costs	—	25

The accompanying notes are an integral part of these consolidated financial statements.

UPWORK INC.

Notes to Consolidated Financial Statements

Note 1—Organization and Description of Business

Upwork Inc. (the “Company” or “Upwork”) operates an online marketplace that enables businesses (“clients”) to find and work with highly-skilled independent professionals (“freelancers,” and, together with clients, “users”). The Company was originally incorporated in the state of Delaware in December 2013 prior to and in connection with the combination of Elance, Inc. and oDesk Corporation (the “Elance-oDesk Combination”). The Company changed its name to Elance-oDesk, Inc. (“Elance-oDesk”) shortly before the Elance-oDesk Combination in March 2014, and later to Upwork Inc. in May 2015. In 2015, the Company relaunched as Upwork and commenced consolidation of its two operating platforms. In 2016, following completion of the platform consolidation, the Company began operating under a single platform. The Company is headquartered in Mountain View, California.

The terms “Upwork” and the “Company” in these notes to the consolidated financial statements refer to Upwork and its wholly-owned subsidiaries taken as a whole.

The Company has incurred losses from operations since inception and had an accumulated deficit of $123.6 million as of December 31, 2017. The Company has funded its operations primarily with net proceeds from private placements of redeemable convertible preferred stock, bank borrowings, and utilization of cash generated from operations. Management believes that the Company’s currently available resources will be sufficient to fund its cash requirements for at least the next twelve months.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Upwork and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods presented. Such estimates include, but are not limited to, the useful lives of assets; assessment of the recoverability of long-lived assets; goodwill impairment; allowance for doubtful accounts; liabilities relating to transaction losses; the valuation of warrants; stock-based compensation; and accounting for income taxes. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. The Company evaluates its estimates, assumptions, and judgments on an ongoing basis using historical experience and other factors and revises them when facts and circumstances dictate. Actual results could materially differ from these estimates.

Unaudited Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet information has been prepared assuming (i) the automatic conversion of all of the outstanding shares of redeemable convertible preferred stock into 61,279,079 shares of common stock upon the closing of an initial public offering contemplated by the Company that results in aggregate gross proceeds of at least $50.0 million (“IPO”) and (ii) the reclassification of the redeemable convertible preferred stock warrant liability into additional paid-in capital resulting from the

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

automatic conversion of a warrant to purchase 124,506 and 273,825 shares of Series A-1 and Series A-2 redeemable convertible preferred stock, respectively, into a warrant to purchase 398,331 shares of common stock. The unaudited pro forma consolidated balance sheet as of December 31, 2017 has been prepared as though the conversion and reclassification had occurred as of that date.

Cash

The Company holds its cash in checking and interest-bearing accounts.

Restricted Cash

The Company maintained restricted cash of $2.5 million and $2.3 million related to cash reserve requirements under the California Department of Business Oversight’s escrow laws and regulations, collateral for letters of credit issued in conjunction with the operating leases, and restricted cash balances under foreign currency forward contract obligations as of December 31, 2016 and 2017, respectively. Short-term restricted cash included in prepaid expenses and other current assets was $1.7 million and $1.8 million as of December 31, 2016 and 2017, respectively, and long-term restricted cash included in other assets, noncurrent was $0.8 million and $0.5 million as of December 31, 2016 and 2017, respectively.

Funds Held in Escrow, Including Funds in Transit

The Company maintains its users’ funds held in escrow in demand or checking accounts at U.S. financial institutions, as well as four California licensed money transmitters. The balance in these accounts was in excess of federally insured limits as of December 31, 2016 and 2017. Users’ funds held in escrow are denominated exclusively in U.S. dollars.

The Company is an internet escrow agent and is therefore required to hold its users’ escrowed funds and escrow funds in transit in trust as an asset and record a corresponding liability of escrow funds on its consolidated balance sheets. Escrow funds in transit arise due to the time it takes to clear transactions through external payment networks. When clients fund their escrow account using credit cards, there is a clearing period before the cash is received and settled. Accordingly, the funds are treated as funds in transit until the transaction is settled to the escrow trust bank account or, in the case of international credit card settlements, to the Company’s bank accounts. Escrow regulations require the Company to fund the trust with its own operating cash if there is ever a shortage due to the timing of cash receipts from clients for completed hourly work. As of December 31, 2016 and 2017, the Company’s users’ cash as recorded in funds held in escrow, including funds in transit, was $59.8 million and $87.2 million, respectively.

Escrow Funds Payable

Escrow funds payable represent funds for users that are held in escrow by the Company. Escrow funds payable to clients primarily represent deposits received from certain clients to set up an account or to apply toward future payments to freelancers upon completion of the project defined and agreed between the client and the freelancer.

Concentration of Risk

Financial instruments that subject the Company to concentration of risk consist primarily of cash, restricted cash, funds held in escrow, including funds in transit, and trade and client receivables. The Company maintains its cash balances with large, high-credit quality financial institutions and other payment companies. At times,

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

such deposits may be in excess of federally insured limits. The Company has not experienced any losses on its deposits. Credit risk on trade receivables is minimized as a result of the large size of the client base. The Company performs ongoing credit evaluation of its clients and maintains allowances for potential credit losses. For any receivables that are deemed not collectible, losses are recorded when probable and estimable. These losses, when incurred, have been within the range of the Company’s expectations.

Two clients each accounted for more than 10% of trade and client receivables as of December 31, 2016 and 2017. For the years ended December 31, 2016 and 2017, we generated $25.9 million and $24.5 million, respectively, in revenue from one client, which accounted for more than 10% of revenue for each such year.

The Company is dependent upon third parties, such as Amazon Web Services, in order to meet the uptime and performance requirements of its clients.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, restricted cash, funds held in escrow, including funds in transit, trade and client receivables, prepaid and other current assets, escrow funds payable, debt, and the redeemable convertible preferred stock warrant liability. The redeemable convertible preferred stock warrant liability is remeasured at the end of every period and carried at fair value (see Note 3). The Company believes that the carrying values of the remaining financial instruments approximate their fair values. The Company’s debt was determined to be Level II in the fair value hierarchy.

Trade and Client Receivables and Related Allowance for Doubtful Accounts

Trade and client receivables are primarily comprised of receivables from its managed services offering and amounts receivable from clients for completed work, including amounts in transit. It also includes unbilled amounts due from clients. Trade and client receivables are recorded and stated at realizable value, net of an allowance for doubtful accounts. Credit is extended generally without collateral to the Company’s managed services client and marketplace clients with Upwork Enterprise offerings based on an initial and ongoing evaluation of their financial condition and other factors. In aggregate, gross trade receivables were $7.1 million and $8.6 million and gross client receivables were $20.7 million and $23.8 million as of December 31, 2016 and 2017, respectively.

The allowance for doubtful accounts is the Company’s estimate of the probable credit losses. The Company periodically assesses the collectability of the accounts and determines the allowance recognized by taking into consideration the aging of its receivable balances, historical write-off experience, probability of collection, and other relevant data. Trade and client receivables are written off against the allowance when management determines a balance is uncollectible and no longer actively pursues collection of the receivable.

The following table presents the changes in the allowance for doubtful accounts:

	Year Ended December 31,
	2016	2017
	(in thousands)
Allowance for doubtful accounts, beginning balance	$2,057	$2,473
Provision for doubtful accounts	3,693	2,646
Amounts written off	(3,277)	(3,542)

Allowance for doubtful accounts, ending balance	$2,473	$1,577

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Derivative Instruments

The Company uses derivative financial instruments not designated as hedges, such as foreign currency forward contracts, to minimize the short-term impact of foreign currency exchange rate fluctuations on certain foreign currency denominated assets and liabilities, as well as certain foreign currency denominated expenses, hedging the gains or losses generated by the re-measurement of significant foreign currency denominated monetary assets and liabilities. The Company does not enter into derivative instruments for speculative or trading purposes and these instruments generally have maturities within twelve months.

The foreign currency forward contracts are recorded at fair value and, when in gain positions, are reported within prepaid expenses and other current assets. When in loss positions, the foreign currency forward contracts are recorded within accrued expenses and other current liabilities in the consolidated balance sheets. Gains or losses from changes in the fair value of these foreign currency forward contracts not designated as hedging instruments are recorded in other (income) expense, net to offset the changes in the fair value of the underlying assets or liabilities being hedged.

The notional amounts associated with the Company’s foreign currency forward contracts at December 31, 2016 and 2017 were $2.6 million and $3.6 million, respectively, none of which were designated as cash flow hedges. The carrying values of the foreign currency derivative forward contracts approximated their fair values due to their relatively short settlement durations. The fair values of the Company’s outstanding foreign currency forward contracts not designated as hedging instruments as of December 31, 2016 and 2017 were not material. Gains and losses on forward currency contracts not designated as hedging instruments were immaterial for the years ended December 31, 2016 and 2017.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which are generally three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or their estimated useful lives. Repair and maintenance costs are charged to expense as incurred.

Internal-Use Software and Platform Development Costs

The Company’s policy is to capitalize certain costs to develop its internal-use software and platform when (i) preliminary project planning is completed, (ii) the Company has committed project resourcing, and (iii) it is probable that the project will be completed and the software will be used as intended. Costs incurred for enhancements that are expected to result in additional significant functionality are also capitalized. Such costs are amortized on a straight-line basis over two years, beginning when the asset is ready for its intended use. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. There was no capitalized cost for the year ended December 31, 2016. The Company capitalized costs, primarily related to personnel costs, of $0.5 million for the year ended December 31, 2017. As of December 31, 2017, since the assets had not been placed into service, amortization had not commenced.

Segment Information

The Company has one reportable segment. The Company’s chief operating decision maker is its President and Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Goodwill, Acquired Intangible Assets, and Other Long-Lived Assets

Goodwill represents the excess of the aggregate fair value of the consideration transferred over the fair value of the net tangible and identifiable intangible assets acquired in the Elance-oDesk Combination. Goodwill is not amortized, but rather is assessed for impairment at least annually, or more frequently if events and changes in circumstances indicate that its carrying amount may not be recoverable. The Company conducts its annual assessment during the fourth quarter of each calendar year based on a single reporting unit structure by performing a qualitative assessment of its goodwill to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry demand, that could indicate that it would more likely than not reduce the fair value of the reporting unit below its carrying amount, including goodwill. If it is not more likely than not that the fair value of the reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If further testing is required, the Company performs a two-step process. The first step involves comparing the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the process is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. If the carrying value of the goodwill is greater than its implied fair value, an impairment charge is recognized for the excess. There has been no impairment of goodwill for any of the periods presented.

The Company’s long-lived assets consist of property and equipment and acquired identifiable, finite-lived intangible assets, namely developed technology, user relationships, trade names, and domain names. The finite-lived intangible assets are carried at cost, less accumulated amortization. The Company amortizes the finite-lived intangible assets over their estimated useful lives ranging from two to seven years based on the pattern in which the economic benefits of the intangible assets are consumed, or the straight-line method when the pattern cannot be reliably determined. The Company periodically reviews the remaining estimated useful lives of its long-lived tangible and amortizable intangible assets. If the estimated useful life assumption for any asset is changed, the remaining unamortized balance would be depreciated or amortized over the revised estimated useful life, on a prospective basis. Intangible amortization expense related to developed technology and trade names is recorded as cost of revenue. Intangible amortization expense related to user relationships and domain names is included in operating expenses.

The Company evaluates the recoverability of its long-lived assets, including finite-lived intangible assets, for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If it is determined that the asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset group exceeds the aggregate future undiscounted cash flows. When an impairment loss is recognized, the carrying amount of such assets is reduced to fair value. There was no impairment of long-lived assets in any of the periods presented.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, and filing fees directly relating to the Company’s planned IPO, are capitalized. The deferred offering costs will be offset against the IPO proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed immediately. No amounts were capitalized as of December 31, 2016. As of December, 31 2017, the Company capitalized $0.1 million of deferred offering costs in other assets, noncurrent.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company operates an online marketplace that enables clients to find and work with freelancers. The Company primarily generates revenue from freelancers and clients from marketplace and managed services offerings.

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC 605”) and related authoritative guidance. Under ASC 605, revenue is recognized when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) fees are fixed or determinable; (iii) the collection of the fees is reasonably assured; and (iv) services have been rendered.

The Company reports revenue in conformity with ASC 605-45, Revenue Recognition-Principal Agent Considerations. The determination of whether the Company is the principal or agent, and therefore whether to report revenue on a gross basis for the amount billed or on a net basis for the amount earned from each transaction, requires the Company to evaluate a number of indicators. The Company evaluates each separate unit of account for gross versus net as required.

The Company also reports revenue in conformity with ASC 605-50, Customer Payments and Incentives. The determination of whether the Company should characterize consideration paid to customers as costs or a reduction to revenue requires the Company to evaluate whether the consideration paid has an identifiable separable benefit to the Company and is at fair value. The Company provides certain marketing credits to customers which are treated as a reduction of revenue. The Company also enters into certain arrangements with customers for services that require a payment to be made to customers. These arrangements are evaluated under the guidance of ASC 605-50 to ensure classification as a reduction of revenue or cost is appropriate.

Marketplace

The Company’s marketplace revenue is derived from both its Upwork Standard offering and its Upwork Enterprise and other premium offerings.

Upwork Standard

The Company earns fees from freelancers under the Upwork Standard offering as follows:

Service fees. The Company provides freelancers access to the Upwork platform for freelancers to perform specified services agreed between freelancers and clients (“freelancer services”). Freelancers charge clients on an hourly or a milestone basis for services accessed through the Upwork platform (“freelancer billings”). The Company charges freelancers a service fee as a percentage of freelancer billings using a tiered service fee model based on cumulative lifetime billings by the freelancer to each client. For service fees charged to freelancers, the Company recognizes revenue on a net basis, as an agent, for providing access to the Upwork platform as it takes no responsibility for the freelancer services, and therefore the Company is not considered the primary obligor for the freelancer services. Additionally, freelancers and clients negotiate and agree upon the scope and the price for freelancer services directly with each other. The Company recognizes the service fee as services are rendered.

Withdrawal fees. The Company generates revenue from withdrawal fees from freelancers when the freelancers withdraw funds from their cash balances held with the Company. The Company charges a flat withdrawal fee for each withdrawal transaction and recognizes that fee as it is earned for each transaction.

Membership fees. The Company generates revenue from membership fees from freelancers that are charged a monthly fee that provides freelancers access to additional features on the Upwork platform. Membership fees are recognized over the period of the membership, which is generally monthly.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Connects fees. The Company generates revenue from connects fees from freelancers that are charged this fee that provides freelancers enhanced access to clients on the Upwork platform. These fees are recognized as services are rendered.

The Company earns fees from clients under the Upwork Standard offering as follows:

Client payment processing and administration fee. The Company generates revenue from clients for payment processing fees at the time the client is charged for the amounts due from the client. The Company charges a fee per transaction or a flat monthly payment processing fee. Per-transaction payment processing fees are recognized when the client is charged for the amount due and fees charged on a monthly basis are recognized over the month that payment processing services are provided. For client payment processing fees, the Company earns revenue on a gross basis as a principal and not net of the third-party payment processing costs incurred because the Company is considered the primary obligor for payment processing and administration services and has the latitude to set the price with clients separate and apart from the fees it pays its third-party payment processors.

Foreign currency exchange fees. The Company generates revenue from foreign currency exchange fees from clients by charging a fixed mark-up above quoted foreign currency exchange rates when the Company collects amounts denominated in foreign currency. Foreign currency exchange fees are recognized as they are earned for each payment transaction.

Upwork Payroll service fees. The Company generates revenue from Upwork Payroll service fees from clients when their freelancers are classified as employees for engagements on the Upwork platform. The client enters into an Upwork Payroll agreement with the Company, and Upwork separately contracts with unrelated third-party staffing providers who provide employment services to such clients. In such arrangements, freelancers providing freelancer services to clients become employees of third-party staffing providers. In arrangements where clients enter into Upwork Payroll agreements, the Company charges Upwork Payroll service fees to clients and does not charge service fees to the freelancers who are employees of the third-party staffing providers. Such service fees are charged as a fixed percentage of the total freelancer billings. Under an Upwork Payroll agreement, the Company provides the client access to the Upwork platform to procure and manage freelancer services, as well as access to employment services provided by the third-party staffing providers which are earned at the same time, and no allocation of fair value between these elements is required. The Company recognizes Upwork Payroll service fees revenue on a net basis as an agent of the client for providing access to employment services provided by the third-party staffing provider. The Company takes no responsibility for these employment services performed by the third party on behalf of the client. Therefore, the Company is not considered the primary obligor for these services. For freelancer services, the Company recognizes revenue on a net basis, as an agent, for providing access to the Upwork platform as it takes no responsibility for the freelancer services, and therefore the Company is not considered the primary obligor for the freelancer services. Additionally, freelancers and clients negotiate and agree upon the scope and the price for freelancer services directly with each other. The Company recognizes the service fee as services are rendered by freelancers.

Upwork Enterprise and Other Premium Offerings

The Company earns fees from freelancers under Upwork Enterprise and other premium offerings as follows:

Service fees. The Company provides freelancers access to the Upwork platform for freelancers to perform freelancer services. The Company charges freelancers a service fee as a percentage of freelancer billings. The Company earns service fees based on a fixed percentage fee. For service fees charged to freelancers, the Company recognizes revenue on a net basis, as an agent, for providing access to the Upwork platform as it takes

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

no responsibility for the freelancer services, and therefore the Company is not considered the primary obligor for the freelancer services. Additionally, freelancers and clients negotiate and agree upon the scope and the price for freelancer services directly with each other. The Company recognizes the service fee as services are rendered.

The Company earns fees from clients under Upwork Enterprise and other premium offerings as follows:

Client service fees. The Company offers clients access to the Company’s platform to source freelancers in exchange for a client service fee calculated as a percentage of freelancer billings. The Company recognizes the client service fees as services are rendered by the freelancers.

Enterprise compliance service fees. The Company generates revenue from enterprise compliance service fees from clients under a compliance agreement with Upwork to determine whether a freelancer should be classified as an employee or an independent contractor based on the scope of freelancer services agreed between the client and freelancer and other factors. The Company charges enterprise compliance service fees as a percentage of freelancer billings. The Company recognizes revenue as services are rendered.

Subscription fees. The Company generates revenue from monthly or annual subscription fees for subscription services that include additional service features, premium access to top talent, professional services, custom reporting, and invoicing. The revenue attribution is consistent with membership fees stated under the Upwork Standard offering.

Upwork Payroll service fees. Upwork Payroll service fees are recognized on the same basis as described under the Upwork Standard offering.

Revenue sharing arrangements. For Upwork Standard, Upwork Enterprise, and other premium offerings, the Company generates a revenue share as a percentage of the fees charged by certain financial institutions to the freelancers. The Company recognizes revenue from these arrangements as they are earned, which is generally monthly based on the contractual terms.

Managed Services

Under a managed services arrangement, the Company is responsible for providing services and engaging freelancers directly or as employees of third-party staffing providers to perform the services on the Company’s behalf. The Company recognizes revenue on a gross basis for amounts charged to the client based on the Company’s determination that the Company is deemed to be the primary obligor as it takes responsibility and risk for these services completed for the client. The Company determines pricing for these services and then identifies and engages the freelancers or third-party staffing providers to fulfill the service obligation to the client. Revenue for these services is recognized as these services are rendered by the Company.

Multiple-Element Arrangements

Some of the Company’s offerings consist of multiple elements which can include a mix of services, including subscription services, employment services, compliance services, and payment processing services. Where neither vendor-specific objective evidence nor third-party evidence of selling price exists, the Company is required to use its best estimate of selling price to allocate arrangement consideration on a relative basis to each element. At the inception of arrangements which do not include subscription services, as there is no fixed consideration to be allocated, a relative fair value allocation is not required. In the instance the multiple-element arrangements include subscription services, the only fixed consideration relates to the subscription services, which is a separate unit of accounting. The fixed consideration is allocated only to the subscription services at inception, as all other fees in the arrangements are contingent on certain activities being performed as stated above.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Deferred Revenue

Deferred revenue consists of subscription and membership fees collected in advance of services being rendered.

Cost of Revenue

Cost of revenue consists primarily of the cost of payment processing fees, costs of freelancers to deliver services under the Company’s managed services offering, personnel-related costs for the Company’s services and support personnel, third-party hosting fees, and the amortization expense associated with acquired intangibles and capitalized internal-use software and platform development. The Company defines personnel-related costs such as salaries, bonuses, benefits, and stock-based compensation costs for employees, and costs related to other service providers the Company engages to provide internal services to the Company.

Research and Development

Research and development expense primarily consists of personnel-related costs and third-party hosting costs related to development. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software and platform development that qualify for capitalization.

Advertising Expense

The Company expenses advertising costs as incurred. The Company incurred $10.8 million and $14.6 million in advertising expenses during the years ended December 31, 2016 and 2017, respectively.

Provision for Transaction Losses

Provision for transaction losses consists primarily of losses resulting from fraud on the platform and bad debt expense associated with the Company’s trade and client receivables balance and transaction losses expense related to chargebacks. Provision for these items represent estimates of losses based on the Company’s actual historical incurred losses and other factors.

Redeemable Convertible Preferred Stock Warrant Liability

The Company accounts for freestanding warrants to purchase shares of its redeemable convertible preferred stock as a liability as the underlying shares of convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The redeemable convertible preferred stock warrants are recorded as other liabilities, noncurrent in the consolidated balance sheets at their estimated fair values and are subject to remeasurement at each balance sheet date. Any change in fair value from remeasurement is recognized as a component of other (income) expense, net in the consolidated statements of operations.

The Company will continue to adjust the liability for changes in fair value until the earlier of (i) the exercise or expiration of the warrants or (ii) the completion of a liquidation event, including the completion of an IPO, at which time the outstanding redeemable convertible preferred stock warrants will convert to a common stock warrant unless otherwise exercised and the liability will be reclassified to additional paid-in capital.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

The Company accounts for stock options to employees and directors based on their estimated fair value on the date of grant. The fair value of each stock option is estimated using the Black-Scholes valuation model. The model requires the Company to make a number of assumptions, including the value of the Company’s common stock, expected volatility, expected term, risk-free interest rate, and expected dividends. The Company evaluates the assumptions used to value option awards upon each grant of stock options.

The Company recognizes stock-based compensation expense for stock options on a straight-line basis over the vesting term. The Company estimates forfeitures based on historical rates of forfeitures of stock options adjusted to reflect future changes in facts and circumstances, if any, and revises its estimated forfeiture rate if actual forfeitures differs from initial estimates.

The Company also grants stock options to non-employee service providers. For these stock options, the Company believes the fair value of the stock option on the date of grant is more reliably measurable than the fair value of the services rendered. Therefore, the Company estimates the fair value of nonemployee stock options using the Black-Scholes valuation model with assumptions as discussed in Note 10. The estimated fair value of nonemployee stock options is re-measured over the vesting period as it is being earned, and the expense is recognized on a straight-line basis over the period during which services are rendered.

Foreign Currency

The functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions with users denominated in currencies other than the U.S. dollar are remeasured at the exchange rate in effect on the date of the transaction. At the end of each reporting period, monetary assets and liabilities are remeasured using exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses are included in other (income) expense, net in the consolidated statements of operations. The Company recorded net foreign currency transaction losses of $0.5 million during the year ended December 31, 2016. Foreign currency transaction gains and losses during the year ended December 31, 2017 was immaterial.

Comprehensive Loss

Comprehensive loss is equal to the net loss for all periods presented. Accordingly, the consolidated statements of comprehensive loss have been omitted from the consolidated financial statements.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the change in deferred tax assets and liabilities. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect for the years in which those tax assets are expected to be realized or settled. The Company regularly assesses the likelihood that its deferred tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in the relevant authoritative guidance. To the extent the Company believes any amounts are not more likely than not to be realized, the Company records a valuation allowance to reduce its deferred tax assets. The realization of deferred tax assets is dependent upon future

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If the Company subsequently realizes deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

In addition, the calculation of tax liabilities involved dealing with uncertainties in the application of complex tax regulations. The Company recognized potential liabilities based on its estimate of whether, and the extent to which, additional taxes will be due. The Company accounts for uncertain tax positions in accordance with the relevant guidance, which prescribes a recognition threshold and measurement approach for uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The guidance utilizes a two-step approach for evaluation of uncertain tax positions. The first step, recognition, requires a company to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon audit. The second step, measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. A liability is reported for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Any interest and penalties related to unrecognized tax benefits are recorded as income tax expense.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share is computed in conformity with the two-class method required for companies with participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities as the holders of these shares have a non-forfeitable right to dividends. Under the two-class method, the net loss attributable to common stockholders is not allocated to the holders of participating securities as such holders of participating securities do not have a contractual obligation to share in the Company’s losses.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, redeemable convertible preferred stock, stock options to purchase common stock, the warrant to purchase common stock and the warrants to purchase redeemable convertible preferred stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share as their impact is antidilutive for the periods presented.

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

In contemplation of an IPO, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders have been calculated assuming: (i) the automatic conversion of all series of the Company’s outstanding redeemable convertible preferred stock (using the as-if converted method) into shares of common stock and (ii) the automatic conversion of the Company’s outstanding redeemable convertible preferred stock warrants into warrants exercisable for common stock as though they had occurred at the beginning of the most recent period presented. As a result, the Company has removed the net losses from the remeasurement of the redeemable convertible preferred stock warrant liability to fair value from the numerator in the unaudited pro forma basic and diluted net loss per share calculation.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). ASC 606 supersedes the revenue recognition requirements in ASC 605, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers (“Subtopic 340-40” and together with ASC 606, the “new standard”), which requires the deferral of incremental costs of obtaining a contract with a customer. In August 2015, the FASB deferred the effective date for annual reporting periods beginning after December 15, 2017. In 2016 the FASB issued amendments on this guidance with the same effective date and transition guidance. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is required to adopt the new revenue standard for the year ending December 31, 2019. Interim reporting under ASC 606 will not be required until 2020.

To date, the Company has established an implementation team and is in the process of evaluating the impact of the new standard on its accounting policies, processes, and system requirements. Furthermore, the Company has made and will continue to make investments in systems to enable timely and accurate reporting under the new standard.

The Company is continuing to evaluate adoption methods and the potential impact that the implementation of this standard will have on its consolidated financial statements, including the identification of performance obligations, evaluation of material right considerations, principal agent considerations, the timing of revenue recognition, and related disclosures, but has not yet determined whether the effects of adoption will be material to its consolidated financial statements.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), related to how an entity should recognize lease assets and lease liabilities. The guidance specifies that an entity that is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. The guidance requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In 2018, the FASB issued ASU No. 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842 in conjunction with ASU No. 2016-02 that a company may elect an optional transition practical expedient to not evaluate under Topic 842. The new standard becomes effective for the Company for the year ending on December 31, 2020 and requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU No. 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance becomes effective for the Company for the year ending December 31, 2018, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Basis of Presentation and Summary of Significant Accounting Policies (Continued)

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payment, to clarify how certain cash receipts and payments are presented and classified in the statement of cash flows. The new guidance becomes effective for the Company for the year ending December 31, 2019, though early adoption is permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, that will require that the amounts generally described as restricted cash and restricted cash equivalents would be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. The new guidance also requires certain disclosures to supplement the statement of cash flows. The guidance becomes effective for the Company for the year ending on December 31, 2019, though early adoption is permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Others (Topic 350): Simplifying the Test for Goodwill Impairment. ASU No. 2017-04 eliminates Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under ASU No. 2017-04, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and recognize an impairment loss for the amount by which the carrying amount exceeds the reporting unit’s fair value, with the loss not exceeding the total amount of goodwill allocated to that reporting unit. The guidance becomes effective for the Company on a prospective basis for its annual or any interim goodwill impairment tests during the year ending on December 31, 2022, though early adoption is permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies which changes to the terms or conditions of a share-based payment award are subject to the guidance on modification accounting. Entities would apply the modification accounting guidance unless the value, vesting requirements, and classification of a share-based payment award are the same immediately before and after a change to the terms or conditions of the award. This guidance becomes effective for the Company on a prospective basis in the first quarter of 2018 for any awards modified on or after the effective date. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands and refines hedge accounting for both financial and non-financial risk components, aligns the recognition and presentation of the effects of hedging instruments and hedge items in the financial statements, and includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. ASU No. 2017-12 is effective for the Company for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company has not yet evaluated the impact of this standard on its financial statements and related disclosures.

Note 3—Fair Value Measurements

The Company measures its redeemable convertible preferred stock warrant liability at fair value on a recurring basis. The Company defines fair value as the exchange price that would be received from sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance describes three levels of inputs that may be used to measure fair value:

•	Level I—Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level II—Observable inputs other than Level I prices, such as unadjusted quoted prices for similar assets or liabilities in active markets, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level III—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs are based on the Company’s own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to its fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the assets or liability.

The Company’s financial instruments that are carried at fair value consist of Level III liabilities. The Company’s redeemable convertible preferred stock warrant liability is classified within Level III because the warrants are valued using a Black-Scholes valuation model, for which some inputs are unobservable in the market. The valuation methodology and underlying assumptions are discussed further in Note 8.

The following tables set forth the fair value of the Company’s financial liabilities measured at fair value on a recurring basis based on the three-tier fair value hierarchy:

	December 31, 2016
	Level I	Level II	Level III	Total
Financial Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$1,130	$1,130

Total financial liabilities	$—	$—	$1,130	$1,130

	December 31, 2017
	Level I	Level II	Level III	Total
Financial Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$1,104	$1,104

Total financial liabilities	$—	$—	$1,104	$1,104

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

The following table sets forth a summary of the changes in the fair value of the redeemable convertible preferred stock warrant liability (in thousands):

Fair value at January 1, 2016	$1,016
Change in fair value	114

Fair value at December 31, 2016	1,130
Change in fair value	118
Reclassification to redeemable convertible preferred stock due to warrant exercise	(144)

Fair value at December 31, 2017	$1,104

Note 4—Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2016	2017
	(in thousands)
Computer equipment and software	$5,038	$5,385
Internal-use software and platform development costs	1,829	2,318
Leasehold improvements	1,738	2,189
Office furniture and fixtures	1,283	1,550

Total property and equipment	9,888	11,442
Less: Accumulated depreciation	(7,283)	(7,928)

Property and equipment, net	$2,605	$3,514

Depreciation expense related to property and equipment was $1.8 million and $1.5 million for the years ended December 31, 2016 and 2017, respectively.

The Company did not capitalize any internal-use software and platform development costs for the year ended December 31, 2016. The Company capitalized $0.5 million of internal-use software and platform development costs for the year ended December 31, 2017. Amortization expense related to internal-use software and platform development costs was $1.0 million for the year ended December 31, 2016. There was no amortization expense for the year ended December 31, 2017 related to the internal-use software and platform development costs that were capitalized in 2017 as the underlying assets had not been placed in service as of December 31, 2017.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 4—Balance Sheet Components (Continued)

Intangible Assets, Net

The Company’s identifiable intangible assets were acquired in March 2014 from the Elance-oDesk Combination. Intangible assets, net consisted of the following:

	December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Trade names	$2,293	$2,293	$—
User relationships	18,678	7,338	11,340
Developed technology	10,356	10,356	—
Domain names	529	470	59

Total	$31,856	$20,457	$11,399

	December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Trade names	$2,293	$2,293	$—
User relationships	18,678	10,006	8,672
Developed technology	10,356	10,356	—
Domain names	529	529	—

Total	$31,856	$23,184	$8,672

Total amortization expense of intangible assets was $5.7 million and $2.7 million for the years ended December 31, 2016 and 2017, respectively, of which $2.9 million and $0 was included in cost of revenue related to developed technology and trade names for the years ended December 31, 2016 and 2017, respectively. The remaining carrying amount of $2.6 million for developed technology was accelerated in 2016 when the Elance platform was decommissioned. Amortization for the user relationships of $2.7 million was included in general and administrative expenses in each of the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, the remaining useful life for user relationships was 3.3 years.

As of December 31, 2017, the estimated future amortization expense for the acquired intangible assets is as follows (in thousands):

Years Ending December 31,
2018	$2,671
2019	2,668
2020	2,668
2021	665

Total	$8,672

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 4—Balance Sheet Components (Continued)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2016	2017
	(in thousands)
Accrued compensation and related benefits	$3,630	$8,399
Accrued freelancer costs	10,943	134
Accrued indirect taxes	1,761	1,861
Accrued vendor expenses	2,034	4,198
Accrued payment processing fees	1,337	593
Accrued legal settlement	1,095	—
Other	824	845

Total accrued expenses and other current liabilities	$21,624	$16,030

Note 5—Commitments and Contingencies

Operating Leases

The Company leases office space under three non-cancelable operating lease agreements, which expire from 2019 through 2020. The terms of the office leases contain rent escalation clauses, rent holidays, or tenant improvement allowances. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and records the difference between cash payments and the recognition of rent expense as a deferred rent liability. Where leases contain escalation clauses, rent holidays, or tenant improvement allowances, the Company applies them in the determination of straight-line rent expense over the lease term. In September 2015, the Company entered into an agreement to sublease a portion of its office space in San Francisco and recognized sublease income of $0.9 million in each of the years ended December 31, 2016 and 2017. The sublease agreement was terminated in November 2017.

Future aggregate minimum lease payments under the non-cancelable operating leases as of December 31, 2017 are as follows (in thousands):

Years Ending December 31,
2018	$3,892
2019	2,074
2020	354

Total minimum lease payments	$6,320

Rent expense was $3.6 million and $3.7 million for the years ended December 31, 2016 and 2017, respectively.

Letters of Credit

As of December 31, 2017, in conjunction with the operating lease agreements, the Company had two irrevocable letters of credit outstanding in the aggregate amount of $0.8 million. The letters of credit are collateralized by restricted cash in the same amount and expire in 2019. No amounts have been drawn against these letters of credit as of December 31, 2016 and 2017.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 5—Commitments and Contingencies (Continued)

Contingencies

The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. From time to time in the normal course of business, various claims and litigation have been asserted or commenced. Due to uncertainties inherent in litigation and other claims the Company can give no assurance that it will prevail in any such matters, which could subject the Company to significant liability or damages. Any claims or litigation could have an adverse effect on the Company’s business, financial position, results of operations or cash flows in or following the period that claims or litigation are resolved.

On February 8, 2016, a company filed suit against the Company alleging that the Company’s trademark “Upwork” infringed on the plaintiff’s prior mark. The plaintiff further alleged that the Company had wrongfully profited from and harmed it by the use of “Upwork” to market the Company since the Company began using the name in May 2015. The Company filed lawsuits alleging the plaintiff infringed its rights in other jurisdictions. The Company accrued $1.1 million for settlement costs as of December 31, 2016 and settled the lawsuit in April 2017.

As of December 31, 2017, the Company is not currently a party to any material legal proceedings or claims, nor is the Company aware of any pending or threatened litigation or claims that could have a material adverse effect on its business, operating results, cash flows, or financial condition. Accordingly, the Company has determined that the existence of a material loss as of this date is neither probable nor reasonably possible.

Indemnification

The Company has indemnification agreements with its officers, directors, and certain key employees to indemnify them while they are serving in good faith in their respective positions. In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to vendors and other parties, including, but not limited to, losses arising out of the Company’s breach of such agreements. In addition, subject to the terms of the applicable agreement, as part of the Company’s Upwork Enterprise offering, the Company indemnifies clients that subscribe to worker classification services for losses arising from worker misclassification and intellectual property claims made by third parties relating to the use of the Company’s platform. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the facts and circumstances involved in each particular provision.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 6—Debt

The following table presents the carrying value of the Company’s debt:

	December 31,
	2016	2017
	(dollars in thousands)
Facility A—Term loan: carried interest at Prime plus 1.25% per annum with 4.5% cap; accrued interest was due monthly	$14,000	$—
Facility A—Line of credit: carried interest at Prime plus 1.25% per annum with 4.5% cap; accrued interest was due monthly	3,000	—
Facility B—Initial term loan: 18 months of interest-only payments ending in March 2019 followed by 36 equal monthly installments of principal plus interest, maturing March 2022; interest at Prime plus 0.25% per annum	—	15,000
Facility B—Second term loan: 11 months of interest-only payments ending in October 2018 followed by 47 equal monthly installments of principal plus interest, maturing September 2022. If, however, the Company achieves trailing six-month EBITDA of $1.0 million for the period ending September 2018, the interest-only repayment period would be extended to March 2019, followed by 42 equal monthly installments of principal plus interest; bears interest at Prime plus 5.25% per annum.	—	9,000
Facility B—Line of credit: interest at Prime with accrued interest due monthly; matures March 2020	—	10,000

Total debt	17,000	$34,000
Less: Unamortized debt discount issuance costs	(38)	(167)

Balance	16,962	$33,833
Debt, current	(2,992)	(10,342)

Debt, noncurrent	$13,970	$23,491

Weighted-average interest rate	5.06%	5.93%

In connection with the Elance-oDesk Combination, the Company assumed a note payable obligation of Elance. In January 2016, the entire note obligation, consisting of $12.0 million in principal and accrued payment-in-kind interest of $0.6 million, was extinguished and paid in full with the net proceeds from a $14.0 million term loan issued in January 2016, as discussed below. The Company also paid a $0.3 million prepayment fee related to the extinguishment, which was recorded in other (income) expense, net, during the year ended December 31, 2016.

In January 2016, the Company entered into a Loan and Security Agreement (“2016 Agreement”), which was subsequently amended in September 2016. The 2016 Agreement consisted of a term loan of $14.0 million and a $6.0 million revolving line of credit, for an aggregate facility amount of $20.0 million (“Facility A”). The debt issuance costs associated with the term loan was immaterial. In March 2016, the Company drew revolving loan borrowings of $3.0 million under this facility and repaid the amount in May 2017. In September 2017, the term loan of $14.0 million was extinguished and paid in full with the net proceeds of the $15.0 million term loan received in September 2017, as discussed below.

In September 2017, the Company entered into a Loan and Security Agreement (the “2017 Agreement”), which was subsequently amended in November 2017. The 2017 Agreement consisted initially of a term loan of $15.0 million and a $15.0 million revolving line of credit based on eligible accounts receivable, for an aggregate facility amount of $30.0 million. However, upon the Company achieving adjusted net revenue of at least

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 6—Debt (Continued)

$49.0 million in a trailing three-month period on or before June 30, 2018, the revolving line of credit would increase to $25.0 million with a corresponding increase to the aggregate facility amount to $40.0 million. The 2017 Agreement was amended to include a second term loan of $9.0 million, which, in turn, increased the aggregate maximum amount of the facility of up to $49.0 million (as amended, “Facility B”). The Company incurred debt issuance costs of $0.2 million, which was primarily classified as a deduction to the long-term portion of the term loan. In November 2017, the Company drew revolving loan borrowings of $10.0 million and term loan borrowings of $9.0 million. In addition, the Company has granted its lender first-priority liens against substantially all of its assets, as collateral, excluding the Company’s intellectual property (but including proceeds therefrom) and the funds and assets held by the Company’s subsidiary, Upwork Escrow Inc. The Company has also agreed to a negative pledge on its intellectual property. The 2017 Agreement is also subject to the Company maintaining an adjusted quick ratio of 1.30 and achieving minimum EBITDA levels over trailing periods ranging from three to 12 months. The 2017 Agreement also includes a restrictive covenant on dividend payments other than dividends paid solely in common stock. The Company used $19.0 million of its borrowings to repurchase shares of its redeemable convertible preferred stock (see Note 7).

The amortization expense related to the debt discount was immaterial for the years ended December 31, 2016 and 2017. The Company was in compliance with all financial-related covenants under its loan agreements as of December 31, 2016 and 2017.

Future maturities of principal payments, excluding potential early payments, as of December 31, 2017 are expected to be as follows (in thousands):

Years Ending December 31,
2018	$10,383
2019	6,048
2020	7,298
2021	7,298
2022	2,973

Total	$34,000

Note 7—Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock as of December 31, 2016 and 2017 consisted of the following:

	December 31, 2016
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A-1	10,141,345	9,990,839	$78,762	$99,908
Series A-2	60,000,000	50,219,608	70,186	5
Series B-1	5,854,982	5,108,922	29,013	29,172
Series B-2	145,018	145,018	824	828

Total redeemable convertible preferred stock	76,141,345	65,464,387	$178,785	$129,913

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 7—Redeemable Convertible Preferred Stock (Continued)

	December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A-1	10,141,345	9,142,770	$72,181	$91,427
Series A-2	60,000,000	47,124,931	65,853	5
Series B-1	5,854,982	4,866,360	27,628	27,787
Series B-2	145,018	145,018	824	828

Total redeemable convertible preferred stock	76,141,345	61,279,079	$166,486	$120,047

Shares of redeemable convertible preferred stock are not mandatorily or currently redeemable. However, a liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event that is outside of the Company’s control. As such, all shares of redeemable convertible preferred stock have been presented outside of permanent equity. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

As a result of the Elance-oDesk Combination, holders of preferred stock of Elance, Inc. and holders of preferred stock of oDesk Corporation each received as consideration for such shares a combination of shares of Series A-1 and Series A-2 redeemable convertible preferred stock. As a result, no stockholder holds shares of Series A-1 redeemable convertible preferred stock without also holding shares of Series A-2 redeemable convertible preferred stock, nor does any stockholder hold shares of Series A-2 redeemable convertible preferred stock without also holding shares of Series A-1 redeemable convertible preferred stock. The rights, privileges, and preferences of the Series A-1, Series A-2, Series B-1, and Series B-2 redeemable convertible preferred stock (“Preferred Stock”) are as follows:

Dividends

Holders of the Series A-1, Series A-2, Series B-1, and Series B-2 redeemable convertible preferred stock are each entitled to non-cumulative dividends of $0.80, $0.000008, $0.4568, and $0.4568 per share, respectively. Dividends on the Preferred Stock are payable only when, and if, declared by the board of directors. No dividends on the Preferred Stock have been declared by the Company’s board of directors or paid as of December 31, 2016 or 2017.

Voting Rights

The holders of each share of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which their respective shares are convertible, provided, however, that the holders of Series B-2 redeemable convertible preferred stock, or common stock issued upon conversion thereof, are not entitled to cast votes in connection with the election of members of the board of directors. The holders of Preferred Stock have certain protective provisions so long as an aggregate of 15.1 million shares of Preferred Stock are outstanding. Under these provisions, the Company cannot, without the approval of greater than 50% of the then-outstanding shares of Preferred Stock (i) alter or change the rights, powers, or preferences of the Preferred Stock set forth in the Company’s certificate of incorporation or bylaws, (ii) authorize or create any new

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 7—Redeemable Convertible Preferred Stock (Continued)

class of stock having rights, powers or preferences that are senior to or on parity with any series of Preferred Stock, or obligate itself to authorize or create any security convertible into or exercisable for such class of stock, (iii) redeem or repurchase any shares of common stock or Preferred Stock (other than shares subject to the Company’s right of repurchase, through the exercise of any right of first refusal, or otherwise approved by the board of directors), (iv) declare or pay a dividend or otherwise make a distribution to holders of Preferred Stock or common stock (other than a dividend on the common stock payable solely in shares of common stock or a repurchase approved by the board of directors), (v) voluntarily liquidate, dissolve, or wind-up the business or effect a deemed liquidation event (as defined in the certificate of incorporation), or (vi) increase or decrease the authorized number of directors constituting the board of directors.

In addition, so long as any shares of any series of Preferred Stock are outstanding, the Company cannot, without the approval of greater than 50% of the-then outstanding shares of such series of Preferred Stock, alter or change the rights, powers, or preferences of such series of Preferred Stock set forth in the Company’s certificate of incorporation or bylaws in a way that adversely affects such series of Preferred Stock in a manner different from other series of Preferred Stock (other than (a) the authorization, creation, or issuance of any new class or series of capital stock having rights, powers, or preferences that are senior to, on parity with, or junior to any series of Preferred Stock and (b) an amendment or other change of the rights, powers, or preferences of any series of preferred stock that is proportional to the amendments or other changes similarly made to other series of Preferred Stock that have a similar right, power, or preference).

Conversion

The holders of each share of Preferred Stock have the option to convert each share of Preferred Stock at any time into a number of shares of common stock determined by dividing the original issue price per share by the then-current conversion price for such series. The original issue prices per share for the Series A-1, Series A-2, Series B-1, and Series B-2 redeemable convertible preferred stock are $10.00, $0.0001, $5.71, and $5.71, respectively, and, subject to adjustments for certain dilutive issuances, splits, and combinations, and other recapitalizations or reorganizations, the conversion price for each series of Preferred Stock is currently equal to the original issue price for such series. In the event that any holder of Series A-1 or Series A-2 redeemable convertible preferred stock elects to voluntarily convert shares of such Preferred Stock into shares of common stock, the election is deemed to be an election of such holder to convert shares of Series A-1 and Series A-2 redeemable convertible preferred stock held by such holder into shares of common stock at the same ratio and in the same proportions. In addition, the Preferred Stock will automatically be converted into common stock upon the earlier of (i) the written consent of the holders of at least a majority of the-then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis or (ii) an IPO that results in aggregate gross proceeds to the Company of at least $50.0 million. As of December 31, 2017, the conversion ratio was 1:1 for each series of Preferred Stock.

Liquidation Preference

In the event of liquidation, dissolution, or winding up or any deemed liquidation event of the Company, the holders of Preferred Stock are entitled to receive the greater of (i) their full preferential amounts plus any declared but unpaid dividends and (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into common stock, prior to any distribution to the holders of common stock. If the assets available for distribution are insufficient to pay such amounts, then the entire assets available for distribution will be distributed ratably among the holders of Preferred Stock in proportion to the full amount each holder is otherwise entitled to receive. After payment to the holders of Preferred Stock of their full

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 7—Redeemable Convertible Preferred Stock (Continued)

preferential amounts specified above, the Company’s remaining assets available for distribution to stockholders will be distributed among the holders of common stock pro rata based upon the number of shares of common stock held by each holder. The preferential amounts per share of the Series A-1, Series A-2, Series B-1, and Series B-2 redeemable convertible preferred stock were $10.00, $0.0001, $5.71, and $5.71, respectively, as of December 31, 2017.

A deemed liquidation event will be deemed to have occurred upon (a) a merger or consolidation of the Company into another entity (except where the merger or combination results in the holders of the Company’s capital stock prior to the merger or consolidation continuing to hold at least 50% of the voting power of the surviving or acquiring entity) or (b) a sale, lease, transfer, exclusive license, or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the Company’s assets (or in the case of an exclusive license, of all or substantially all of the Company’s intellectual property). The holders of Preferred Stock can waive the treatment of any transaction as a deemed liquidation event by a vote of the holders of a majority of the then-outstanding shares of Preferred Stock.

Redemption

The holders of Preferred Stock have no voluntary rights to redeem shares.

Repurchase of Redeemable Convertible Preferred Stock in Connection with Secondary Market Transaction

In November 2017, the Company’s board of directors approved the repurchase of 874,069 shares of Series A-1 redeemable convertible preferred stock, 3,151,858 shares of Series A-2 redeemable convertible preferred stock, and 242,562 shares of Series B-1 redeemable convertible preferred stock, from one stockholder at the purchase price of $4.50 per share, for a total consideration of $19.2 million, which exceeded the carrying value of $12.7 million on the date of repurchase. The redeemable convertible preferred stock repurchased was retired immediately thereafter. The repurchase price in excess of the carrying value of redeemable convertible preferred stock of $6.5 million was recorded as a reduction to additional paid-in capital, while the carrying value of the shares repurchased was recorded as a reduction to redeemable convertible preferred stock. For the computation of earnings per share for the year ended December 31, 2017, the repurchase price in excess of the carrying value of the redeemable convertible preferred stock of $6.5 million is reflected as an increase to net loss attributable to common stockholders (see Note 11).

Note 8—Preferred and Common Stock Warrants

Redeemable Convertible Preferred Stock Warrants

As a result of the Elance-oDesk Combination, a redeemable convertible preferred stock warrant that was originally issued by Elance prior to the Elance-oDesk Combination became exercisable to purchase up to 26,000 and 57,181 shares of the Company’s Series A-1 and Series A-2 redeemable convertible preferred stock, respectively, at an exercise price of $3.13 per share. As of December 31, 2016, the warrant was outstanding and exercisable. In June 2017, the warrant was exercised for cash.

Further, as a result of the Elance-oDesk Combination, another redeemable convertible preferred stock warrant that was originally issued by Elance prior to the Elance-oDesk Combination became exercisable to purchase up to 124,506 and 273,824 shares of the Company’s Series A-1 and Series A-2 redeemable convertible preferred stock, respectively, at an exercise price of $3.13 per share. The warrant was outstanding and exercisable as of December 31, 2016 and 2017.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 8—Preferred and Common Stock Warrants (Continued)

The Company estimated the fair value of each redeemable convertible preferred stock warrant using the Black-Scholes valuation model. The redeemable convertible preferred stock liability, included in other noncurrent liabilities, was $1.1 million as of December 31, 2016 and 2017. The following assumptions were used to calculate the fair value of the then-outstanding warrants as of December 31, 2016 and 2017:

	December 31,
	2016	2017
Dividend yield	0%	0%
Expected term (in years)	0.50-3.75	2.75
Risk-free interest rates	1.0%-1.6%	1.8%
Expected volatility	34.8%-39.2%	34.6%

Common Stock Warrant

As a result of the Elance-oDesk Combination, a common stock warrant that was originally issued by oDesk prior to the Elance-oDesk Combination became exercisable to purchase up to 45,286 shares of common stock at an exercise price of $0.06 per share. The warrant was outstanding and exercisable as of December 31, 2016 and 2017. The fair value of the warrant is reflected in additional paid-in capital in the consolidated balance sheets.

Note 9—Common Stock

Holders of common stock are entitled to one vote per share and are entitled to dividends on a pro rata basis with the holders of redeemable convertible preferred stock whenever funds are legally available and when, as, and if declared by the Company’s board of directors, subject to the rights of the holders of the Company’s redeemable convertible preferred stock.

As of December 31, 2016 and 2017, the Company was authorized to issue 150,000,000 shares of common stock. As of December 31, 2017, the Company had reserved shares of common stock, on an as-converted basis, for future issuance as follows:

Options issued and outstanding	23,607,746
Warrant to purchase redeemable convertible preferred stock	398,331
Warrant to purchase common stock	45,286
Conversion of redeemable convertible preferred stock	61,279,079
Remaining shares reserved for future issuances under 2014 Plan	3,962,024

Total	89,292,466

Note 10—Stock-Based Compensation

Assumed Option Plans

In connection with the Elance-oDesk Combination, the Company assumed substantially all stock options outstanding under the Elance 1999 Stock Option Plan (the “Elance 1999 Plan”) and the Elance 2009 Stock Option Plan (the “Elance 2009 Plan”). Such assumed options were converted into options to purchase the Company’s common stock. In addition, all stock options outstanding under the oDesk Corporation 2004 Stock Plan (the “oDesk Plan”) were converted into options to purchase shares of the Company’s common stock, with the number of shares that could be purchased under each option reduced by approximately 16.14%. The exercise price of all options was simultaneously increased such that the then-aggregate exercise price payable by holders

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 10—Stock-Based Compensation (Continued)

did not change. These options generally vest over a four-year period from the original date of grant and expire ten years from the original grant date.

2014 Stock Option Plan

In March 2014, the Company’s board of directors and, in June 2014, the Company’s stockholders approved the 2014 Equity Incentive Plan (the “2014 EIP”). The total number of shares of common stock reserved and available for grant and issuance pursuant to such plan was originally 12,462,985 plus (i) shares that were then subject to outstanding option grants under the oDesk Plan, the Elance 1999 Plan, and the Elance 2009 Plan (collectively, the “Prior Plans”) but were subsequently forfeited or canceled, (ii) shares that had been reserved but not subject to any outstanding awards under the Prior Plans, and (iii) shares issued under the Prior Plans that were repurchased, forfeited, or used to pay employee withholding or exercise price obligations. The number of shares available for grant under the 2014 EIP was increased by 3,001,091 shares and 4,500,000 shares in August 2014 and October 2017, respectively. Under the terms of the 2014 EIP, incentive stock options may be granted at prices not less than 100% of the fair value of the Company’s common stock on the date of grant unless determined in writing by the Company’s board of directors. The options granted under the 2014 EIP generally vest over a four-year period from the original date of grant and expire ten years from the original grant date.

The following table summarizes activity under the Company’s stock option plans:

	Options Outstanding
	Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
					(in thousands)
Balances at January 1, 2016	4,193,938	20,710,510	$2.79	8.28	$8,634
Granted	(2,624,450)	2,624,450	3.20
Exercised	—	(272,591)	0.99
Forfeited and cancelled	2,132,867	(2,132,867)	2.93

Balances at December 31, 2016	3,702,355	20,929,502	2.85	7.58	11,149
Authorized	4,500,000	—
Granted	(5,803,596)	5,803,596	3.58
Issuance of common stock to consultants	(7,143)	—
Exercised	—	(1,554,944)	1.64
Forfeited and cancelled	1,570,408	(1,570,408)	2.98

Balances at December 31, 2017	3,962,024	23,607,746	3.10	7.39	22,260

Vested and exercisable as of December 31, 2017		12,438,113	2.83	6.40	15,067

Vested and expected to vest as of December 31, 2017		21,958,118	3.14	7.43	19,773

Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock as determined by its board of directors. The intrinsic value of options exercised during the years ended December 31, 2016 and 2017 was $0.6 million and $2.9 million,

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 10—Stock-Based Compensation (Continued)

respectively, and is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of the exercise date.

The weighted-average grant-date fair value of options granted was $1.41 and $1.54 for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, total unrecognized stock-based compensation cost, net of estimated forfeitures, was $14.7 million, which is expected to be recognized on a straight-line basis over a weighted-average period of 3.0 years.

Stock-Based Compensation

The following table summarizes the components of employee stock-based compensation expense recognized in the consolidated statements of operations:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of revenue	$193	$290
Research and development	1,820	1,797
Sales and marketing	1,052	1,299
General and administrative	4,201	3,460

Total stock-based compensation	$7,266	$6,846

Included in stock-based compensation expense for the year ended December 31, 2016 was $6.8 million related to stock option grants and $0.5 million related to secondary market transactions between employees or former employees and third parties in excess of fair value. Included in stock-based compensation expense for the year ended December 31, 2017 was $6.4 million related to stock option grants, $0.4 million related to secondary market transactions between employees or former employees and third parties in excess of fair value, and an immaterial amount related to the issuance of 7,143 shares of common stock to consultants. No stock-based compensation expense was capitalized to internal-use software and platform development costs for the year ended December 31, 2016. The amount of stock-based compensation capitalized to internal-use software and platform development costs for the year ended December 31, 2017 was immaterial.

Determination of Fair Value

The fair value of stock options granted to employees is estimated on the grant date using the Black-Scholes valuation model with the following assumptions:

	Year Ended December 31,
	2016	2017
Dividend yield	0%	0%
Expected term (in years)	6.08	5.3 - 6.3
Risk-free interest rate	1.2% - 2.1%	1.9% - 2.2%
Expected volatility	42% - 45%	39% - 43%

Dividend Yield—The dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company determines the expected term using the simplified method as the

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 10—Stock-Based Compensation (Continued)

Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants, the Company estimates expected term using historical data on employee exercises and post-vesting employment termination behavior, taking into account the contractual life of the award.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Volatility—Since the Company does not have a trading history of its common stock, the expected volatility is derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.

Fair Value of Common Stock—Given the absence of a public trading market, the Company’s board of directors considers numerous objective and subjective factors to determine the fair value of its common stock at each grant date. These factors include, but are not limited to: (i) independent contemporaneous third-party valuations of common stock; (ii) the prices for the Company’s redeemable convertible preferred stock sold to outside investors; (iii) the rights and preferences of redeemable convertible preferred stock relative to common stock; (iv) the lack of marketability of its common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.

Stock-Based Compensation to Non-Employees

The Company granted options to purchase 8,000 and 8,500 shares of the Company’s common stock to consultants in conjunction with services performed for the years ended December 31, 2016 and 2017, respectively. Stock-based compensation expense related to non-employees was $0.2 million and $0.1 million for the years ended December 31, 2016 and 2017, respectively.

Secondary Market Transactions

Certain common stockholders (who were employees or former employees of the Company) sold the Company’s common stock in secondary market transactions to third parties in 2016 and 2017. They sold an aggregate of 324,826 shares of common stock for $1.6 million at an average price of $4.93 per share for the year ended December 31, 2016. They sold an aggregate of 488,484 shares of common stock for $2.3 million at an average price of $4.72 per share for the year ended December 31, 2017. The incremental value between the sale price and the fair value of the common stock at each date of sale resulted in aggregate stock-based compensation expense of $0.5 million and $0.4 million for the years ended December 31, 2016 and 2017, respectively.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 11—Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders:

	Year Ended December 31,
	2016	2017
	(in thousands, except share and per share data)
Numerator:
Net loss	$(16,233)	$(4,123)
Less: Premium on repurchase of redeemable convertible preferred stock	—	(6,506)

Net loss attributable to common stockholders	$(16,233)	$(10,629)

Denominator:
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	32,071,604	32,944,714

Net loss per share attributable to common stockholders, basic and diluted	$(0.51)	$(0.32)

The following potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stockholders as of December 31, 2016 and 2017 because including them would have been anti-dilutive:

	December 31,
	2016	2017
Options to purchase common stock	20,929,502	23,607,746
Common stock issuable upon conversion of redeemable convertible preferred stock	65,464,387	61,279,079
Common stock issuable upon exercise of common stock warrant	45,286	45,286
Common stock issuable upon exercise and redeemable conversion of preferred stock warrants	481,512	398,331

Total	86,920,687	85,330,442

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 11—Net Loss Per Share Attributable to Common Stockholders (Continued)

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders:

Year Ended December 31, 2017
(unaudited)
(in thousands, except share and per share data)
Numerator:
Net loss attributable to common stockholders	$(10,629)
Add: Pro forma adjustment for remeasurement of redeemable convertible preferred stock warrant liability	118
Add: Pro forma adjustment for premium on repurchase of redeemable convertible preferred stock	6,506

Pro forma net loss attributable to common stockholders, basic and diluted	$(4,005)

Denominator:
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	32,944,714
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock to common stock	65,127,010

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted	98,071,724

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.04)

Note 12—Income Taxes

The loss before benefit from income taxes consisted of the following:

	Year Ended December 31,
	2016	2017
	(in thousands)
Domestic	$(16,271)	$(4,153)
Foreign	37	8

Total	$(16,234)	$(4,145)

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 12—Income Taxes (Continued)

The components of the benefit from income taxes were as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Current:
Federal	$—	$—
State	(2)	(1)
Foreign	1	(21)

Total current	$(1)	$(22)

Deferred:
Federal	$—	$—
State	—	—
Foreign	—	—

Total deferred	$—	$—

Total	$(1)	$(22)

The Company had an effective tax rate of 0.01% and 0.52% for the years ended December 31, 2016 and 2017, respectively. The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate was as follows:

	Year Ended December 31,
	2016	2017
Tax at federal statutory rate	34.00%	34.00%
State tax, net of federal benefit	0.15	1.03
Stock-based compensation	(8.19)	(38.63)
Other items	(0.69)	(2.10)
Research and development credits	—	102.35
Net operating loss expiration	—	(9.29)
Change in valuation allowance	(25.26)	458.55
Rate differential impact on “Tax Cuts and Jobs Act”	—	(545.38)

Effective tax rate	0.01%	0.53%

The change in valuation allowance is primarily related to the reduction of the corporate tax rate and $22.6 million revaluation of net deferred tax assets at December 31, 2017.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 12—Income Taxes (Continued)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
	2016	2017
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$61,582	$39,236
Stock-based compensation	3,214	2,427
Depreciation and amortization	509	245
Non-deductible accrued expenses and reserves	2,861	683
Research and development credits	—	4,629

Gross deferred tax assets	68,166	47,220
Deferred tax liabilities:
Acquired intangible assets	(3,868)	(1,856)

Net deferred tax assets prior to valuation allowance	64,298	45,364
Valuation allowance	(64,298)	(45,364)

Net deferred tax assets	$—	$—

The Company established a full valuation allowance of $64.3 million and $45.4 million at December 31, 2016 and 2017, respectively, against its net deferred tax assets. The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company believes that it is not more likely than not that all of the deferred tax assets can be realized as of December 31, 2017. Accordingly, the Company has recorded a full valuation allowance on its deferred tax assets.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law. Among other changes is a permanent reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of this rate reduction, the Company revalued its net deferred tax asset at December 31, 2017. This resulted in a reduction of $22.6 million in the value of the net deferred tax asset, which was fully offset by the change in valuation allowance of $22.6 million due to the Company’s full valuation allowance position.

Due to the complexity of the provision for accelerated expensing of property and the lack of current guidance, under the guidance of Staff Accounting Bulletin No. 118, the Company has taken the provisional amount of $0.8 million as the bonus depreciation for which the accounting is incomplete but a reasonable estimate can be determined. Additionally, state and local authorities are reviewing federal conformity matters. Provisional amounts or adjustments to provisional amounts identified in the measurement period, as defined, would be included as an adjustment to tax expense or benefit from continuing operations in the period the amounts are determined. The Company has determined a reasonable estimate for the tax reform effects and reported the estimates as a provisional amount in its consolidated financial statements for which the accounting under ASC 740 is completed. The Company will finalize the calculation in 2018.

The Company had federal and California net operating loss (“NOL”) carryforwards of $172.9 million and $38.5 million, respectively, as of December 31, 2017. The federal amounts were generated in the years ended

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 12—Income Taxes (Continued)

December 31, 1999 through 2017 and will begin to expire in 2019. The California amounts were generated in the years ended December 31, 2007 through 2017 and will begin to expire in 2028. The NOLs generated before 2008 have expired for California purposes.

Utilization of the Company’s NOL and research credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, as well as similar state and foreign provisions.

The Company had federal research and development tax credits carryforwards of $7.1 million and state research and development tax credit carryforwards of $8.3 million as of December 31, 2017. The federal credits carryforwards begin expiring in 2019 and the state credits carry forward indefinitely.

The Company has not provided U.S. federal and state income taxes, nor foreign withholding taxes, on undistributed earnings for certain non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested. The Act provides for a one-time “deemed repatriation” of accumulated foreign earnings, which has been calculated as $0.2 million for the year ended December 31, 2017. This one-time deemed repatriation tax is offset by losses from current operating activity. The Company does not expect that future foreign earnings will be subject to U.S. federal income tax since the Company intends to continue reinvesting such earnings outside of the U.S. indefinitely.

Uncertain Tax Positions

As of December 31, 2017, the Company’s total amount of unrecognized tax benefits was $10.2 million, none of which would impact the Company’s effective tax rate, if recognized.

The activity related to the unrecognized tax benefits was as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Gross unrecognized tax benefits—beginning balance	$14,130	$17,370
Decrease related to tax positions taken during prior year	—	(7,739)
Increases related to tax positions taken during current year	3,240	569

Gross unrecognized tax benefits—ending balance	$17,370	$10,200

The decrease related to prior year uncertain tax positions reflected above is largely attributable to the completion of a study on the qualifying activities related to research and development costs giving rise to research and development tax credits.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the provision for income taxes in the period that such determination is made. As of December 31, 2017, the Company had not recorded any interest or penalties related to uncertain tax positions. The Company does not anticipate the recorded reserves to change significantly in the next 12 months.

Due to certain tax attribute carryforwards, the tax years 1999 to 2017 remain open to examination by the major taxing jurisdictions in which the Company is subject to tax. As of December 31, 2017, the Company was not under examination by the Internal Revenue Service or any state or foreign tax jurisdiction.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 13—Segment and Geographical Information

The Company has determined it operates as one operating and reportable segment for purposes of allocating resources and evaluating financial performance.

The following table sets forth total revenue by type of service:

	Year Ended December 31,
	2016	2017
	(in thousands)
Marketplace	$138,484	$178,046
Managed services	25,961	24,506

Total	$164,445	$202,552

The Company generates its revenue from freelancers and clients. The following table sets forth total revenue by geographic area based on the billing address of its freelancers and clients.

	Year Ended December 31,
	2016	2017
	(in thousands)
Freelancers:
United States	$21,455	$26,596
India	20,003	21,880
Philippines	13,394	14,761
Rest of world	58,519	68,829

Total freelancers	$113,371	$132,066

Clients:
United States	$42,455	$55,179
Rest of world	8,619	15,307

Total clients	$51,074	$70,486

Total	$164,445	$202,552

Substantially all of the Company’s long-lived assets were located in the United States as of December 31, 2016 and 2017.

Note 14—401(k) Plan

The Company offers the Upwork Retirement Savings Plan (“Retirement Plan”), a defined contribution plan that allows employees to contribute a portion of their salary, subject to the annual limits. Under the Retirement Plan, eligible employees may defer a portion of their pretax salaries, but not more than the statutory limits. The Retirement Plan provides for a discretionary employer matching contribution. Starting April 2016, the Company began to make matching contributions equal to 50% of each dollar a participant contributed, subject to a maximum contribution of $5,000 per year. The Company’s total expense for the matching contributions was $0.9 million and $1.2 million for the years ended December 31, 2016 and 2017, respectively.

UPWORK INC.

Notes to Consolidated Financial Statements (Continued)

Note 15—Subsequent Events

The Company evaluated subsequent events through June 4, 2018, the date on which its consolidated financial statements were available to be issued.

In May 2018, the Company issued 45,286 shares of common stock upon the exercise of a common stock warrant with an exercise price of $0.06 per share.

In April 2018, the Company established The Upwork Foundation initiative. The program will include a donor-advised fund created through the Tides Foundation. In May 2018, the Company issued a warrant to purchase 500,000 shares of its common stock at an exercise price of $0.01 per share to the Tides Foundation. This warrant is exercisable as to 1/10th of the shares on each anniversary of the IPO, with proceeds from the sale of such shares to be donated in accordance with the Company’s directive.

             Shares

Upwork Inc.

Common Stock

Preliminary Prospectus

                , 2018

Citigroup	Jefferies	RBC Capital Markets

Stifel		JMP Securities

Until             , 2018 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses to be paid by us, other than underwriting discounts and commissions, in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the          listing fee:

Amount Paid or to be Paid
SEC registration fee	$		*
FINRA filing fee		650
listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous expenses			*
Total			*

	$		*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

As permitted by the DGCL, the Registrant’s restated certificate of incorporation to be effective upon the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s restated bylaws to be effective upon the completion of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•	the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to completion of this offering, the Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws, and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Certain of the Registrant’s directors are also indemnified by their employers with regard to service on the Registrant’s board of directors.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

From June 30, 2015 through June 30, 2018, the Registrant has issued and sold the following securities:

1.	The Registrant granted options to employees, directors, and other service providers to purchase an aggregate of 13,050,646 shares of common stock under its 2014 Equity Incentive Plan, or the 2014 Plan, with per share exercise prices ranging from $3.00 to $5.49, and has issued 1,694,566 shares of common stock upon exercise of stock options under its 2014 Plan.

2.	The Registrant has issued 2,836,906 shares of common stock upon exercise of stock options under the Elance 1999 Stock Option Plan, the oDesk 2004 Stock Plan, and the Elance 2009 Stock Option Plan.

3.	In May 2018, the Registrant issued 45,286 shares of common stock upon the exercise of a common stock warrant with an exercise price of $0.06 per share.

4.	In May 2018, in connection with The Upwork Foundation initiative, the Registrant issued a warrant to purchase 500,000 shares of common stock with an exercise price of $0.01 per share.

5.	In October 2017, the Registrant issued restricted stock awards to certain services providers to purchase 7,143 shares of common stock under its 2014 Plan at a purchase price of $3.68 per share.

6.	In June 2017, the Registrant issued 26,000 shares of Series A-1 convertible preferred stock and 57,181 shares of Series A-2 convertible preferred stock upon the exercise of warrants to purchase shares of Series A-1 convertible preferred stock and Series A-2 convertible preferred stock, respectively, each with a per share exercise price of $3.13.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

3.1†	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Restated Certificate of Incorporation, to be effective immediately prior to the completion of this offering.

3.3†	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Restated Bylaws, to be effective immediately prior to the completion of this offering.

4.1*	Form of Common Stock certificate.

4.2†	Amended and Restated Investors’ Rights Agreement, dated August 19, 2014, by and among the Registrant and certain security holders of the Registrant.

4.3†	Warrant, dated September 26, 2013, by and between Elance, Inc. and Silver Lake Waterman Fund, L.P.

4.4†	Warrant, dated May 1, 2018, by and between the Registrant and Tides Foundation.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement.

10.2†	oDesk 2004 Stock Plan, as amended, and forms of equity agreements thereunder.

10.3†	2014 Equity Incentive Plan, as amended, and forms of equity agreements thereunder.

10.4*	2018 Equity Incentive Plan, to become effective on the day immediately before the date of this prospectus, and forms of award agreements.

10.5*	2018 Employee Stock Purchase Plan, to be effective on the effective date of this registration statement, and form of subscription agreement.

10.6†	2017 Performance Bonus Plan.

10.7†	Severance and Change in Control Agreement, dated May 23, 2018, by and between the Registrant and Stephane Kasriel.

10.8†	Severance and Change in Control Agreement, dated May 23, 2018, by and between the Registrant and Brian Kinion.

10.9†	Severance and Change in Control Agreement, dated May 29, 2018, by and between the Registrant and Hayden Brown.

10.10†	Amended and Restated Offer Letter, dated May 23, 2018, by and between the Registrant and Stephane Kasriel.

10.11†	Amended and Restated Offer Letter, dated May 23, 2018, by and between the Registrant and Brian Kinion.

10.12†	Amended and Restated Offer Letter, dated May 29, 2018, by and between the Registrant and Hayden Brown.

10.13†	Offer Letter, dated February 25, 2015, by and between the Registrant and Elizabeth Nelson.

10.14†	Loan and Security Agreement, dated September 19, 2017, by and between the Registrant and Silicon Valley Bank, as amended.

10.15†	441 Logue Avenue Lease Agreement, dated March 27, 2007, by and between the Elance, Inc. and 441 Logue Avenue Associates, LLC, as amended.

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page to this Registration Statement on Form S-1).

99.1†	Consent of Inavero.

99.2†	Consent of Edelman Intelligence.

*	To be filed by amendment.

†	Previously filed.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on the day of                 , 2018.

UPWORK INC.

By:
Stephane Kasriel
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephane Kasriel and Brian Kinion, and each of them, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Stephane Kasriel	President, Chief Executive Officer, and Director (Principal Executive Officer)	, 2018

Brian Kinion	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018

Thomas Layton	Executive Chairman	, 2018

Gregory C. Gretsch	Director	, 2018

Kevin Harvey	Director	, 2018

Daniel Marriott	Director	, 2018

Elizabeth Nelson	Director	, 2018